                                                                    EXHIBIT 99.1

================================================================================

                              MR. ROBERT J. EDSTROM
                         U.S. Bank National Association

                    Complete Appraisal, Self-Contained Report

                  Leasehold Going Concern Market Value Analysis
                  Proposed 40 Million Gallon Ethanol Fuel Plant
                             "NORTHERN LIGHTS ETHANOL"
              48416 144th Street, Big Stone City, South Dakota 57216
                  Owner/Borrower: Northern Lights Ethanol, LLC
                         RETECHS Project #CCV-01-06 ROC



                                  [Photograph]



(Aerial photo, dated September 14, 2001, provided by Northern Lights' website.)

                           Appraisal Inspection Date:
                               September 17, 2001

                                   Prepared By
                              JOSEPH J. IBACH, MAI
                     ND Certified General Appraiser ID#1009
                            South Dakota #324CG-2001R

================================================================================

                       DAKOTA APPRAISAL & CONSULTING, LTD.
                             304 EAST ROSSER AVENUE
                                  P.O. BOX 1235
                        BISMARCK, NORTH DAKOTA 58502-1235
                                 (701) 255-3181

               [Dakota Appraisal and Consulting, Ltd. Letterhead]

November 9, 2001

Mr. Robert J. Edstrom
U.S. Bank National Association
c/o U.S. Bank Real Estate Technical Services
155 First Avenue SW
Rochester, MN  55902

RE:  Complete Appraisal, Self-Contained Report
     Leasehold Going Concern Market Value Analysis
     Proposed 40 Million Gallon Ethanol Fuel Plant to be known as "Northern Lights Ethanol"
     48416 144th Street, Big Stone City, SD 57216
     Owner/Borrowers: Northern Lights Ethanol, LLC
     RETECHS Project #CCV-01-06 ROC

Dear Mr. Edstrom:

This COMPLETE APPRAISAL presented in a SELF-CONTAINED REPORT was made in accordance with your request to develop an opinion of the above captioned property's leasehold market value in its (1) as-is condition and (2) upon completion of construction. Typically, the market value of real estate assumes FEE SIMPLE estate or ownership, often referred to as absolute ownership. It implies that a property is free of encumbrances or restrictions that would affect ownership or title. In this particular property, the owner/borrower or Northern Lights Ethanol, LLC will have ownership in only the completed subject improvements as the improvements will be located on a site leased from Big Stone-Grant Industrial Development & Transportation, L.L.C. This land or site lease is relatively long term (total term of 99 years) and, as the following report will detail, the specified lease terms have not created a marketable interest by Northern Lights Ethanol, LLC. Therefore, the owner/borrower will have only a leasehold interest in the completed subject improvements.

The property's valuation analysis also considered its "going concern" value concept. This concept, normally created by a proven on-premise business operation, is a value enhancement resulting from items of intangible personal property such as marketing and management skills, an assembled work force, working capital, etc. A profitable ethanol plant, a characteristic that should be anticipated in the completed property's operation, is or would be purchased with this going concern value concept incorporated within the transaction. Based on the preceding, the primary appraisal objective is then to provide an opinion of the completed subject improvement's LEASEHOLD GOING CONCERN MARKET VALUE. The appraisal's intended use is to assist you and/or your assigns in loan underwriting purposes. The appraisal report is NOT intended for any other use or user.

The description of the subject property, the data and detailed analyses of all factors pertinent to the development of the appropriate value(s), and ALL definitions, assumptions, and limiting conditions are detailed in the enclosed report. In particular, your attention is directed to the following important limiting conditions:

1. This letter of transmittal does NOT represent the fully documented appraisal of the subject real estate. Sole reliance by the reader on the contents of this letter without considering the entire contents of the appraisal report (starts with this letter of transmittal and concludes with page 128) could lead the reader to erroneous conclusions concerning the appraisal of the subject property. Therefore, this letter must not be utilized in place of nor represented as the complete appraisal report.

Mr. Robert J. Edstrom                 -2-                       November 9, 2001

2. The completed appraisal was made to conform to the Appraisal Institute's Code of Professional Ethics and Standards of Professional Appraisal Practice and the most recent edition of the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP) adopted by the Appraisal Standards Board of the Appraisal Foundation and should meet the minimum requirements for all federally related transactions. Additionally, the appraisal was made in conformance with OCC-12CFR 34, Subpart C; FDIC-12 CFR 323; Title XI of FIRREA; and "U.S. Bank Commercial Reporting Guidelines", dated February 1, 2000.

3. It will be assumed that the proposed ethanol plant will be completed per plans and specifications provided by the owner/borrower, as detailed in this report. Any significant deviation from the plans and specifications could render the appraisal and its results void. Likewise, the as-complete value is based on a prospective or future date or the date the proposed improvements are scheduled for completion. This assumption is deemed an "EXTRAORDINARY ASSUMPTION", or by USPAP definition: "AN ASSUMPTION, DIRECTLY RELATED TO A SPECIFIC ASSIGNMENT WHICH, IF FOUND TO BE FALSE, COULD ALTER THE APPRAISER'S OPINIONS OR CONCLUSIONS." For the purpose of this analysis, it will be assumed that market conditions relating to this particular property type or that of an ethanol plant would remain unchanged through the prospective completion date. This extraordinary assumption is clearly required for purposes of reasonable analysis within the appraisal's objective(s) and intended use. Use of this extraordinary assumption still results in a credible analysis.

4. A "Phase I Environmental Property Evaluation" was completed on the subject site by American Technical Services, Inc (ATS). of Sioux Falls, South Dakota, dated May 2, 2001. The report's cover letter, states that "BASED ON THE DESCRIBED ENVIRONMENTAL PROPERTY EVALUATION, ATS CONCLUDES THAT NO FURTHER SITE ASSESSMENT ACTIVITIES ARE NECESSARY AT THIS TIME. Based on this environmental evaluation, it will be assumed that no environmental concerns exist within the subject site.

5. The Americans with Disabilities Act (ADA) became effective January 26, 1992, or before the proposed subject improvements are scheduled to be completed. Therefore, it can only be assumed that the completed subject improvements will meet all of the ADA requirements.

6. The appraisal assignment is based on an impartial or unbiased perspective; it is not made for the purpose of favoring a specific cause or any particular party. The undersigned has no present or contemplated future interest in the real estate that is the subject of this analysis and all opinions were developed through the course of accepted analytical procedures. Therefore, neither the employment to make the analysis nor the compensation is contingent on the outcome of the analysis directly related to the appraisal's intended use.

7. It is assumed that ALL information provided by the owner/borrower, their representatives, and various market participant verification sources is accurate and that no misrepresentations have been made. This assumption is especially pertinent as considerable information was owner/borrower provided pertaining to the subject property's projected plant production and income and expenses.

8. The subject property's developed leasehold market value opinion is based on a reasonable exposure time (the time needed to market the subject property PRECEDING the appraisal's effective date) of one-two years. A reasonable marketing period (assumes a sale AFTER the appraisal's effective date) was also estimated at one-two years. The market value opinion is a nominal or gross value; no adjustment has been made for carrying costs or the time value of money which may be incurred over time if the real estate is marketed.

Mr. Robert J. Edstrom                 -3-                       November 9, 2001

Careful consideration has been made to the valuation methods employed and to an accurate analysis of the subject property and its related market. Based on the results of the appraisal investigation and analysis, it is my opinion that the subject improvement's respective values are:


     Objective #1:  Subject Improvement's  PROSPECTIVE
                    AS-COMPLETE LEASEHOLD GOING CONCERN
                    MARKET VALUE, as of November 1, 2002, or
                    the date the improvements are scheduled
                    for completion:                                $50,000,000

     Objective #2:  Partially built improvement's AS-IS leasehold market value as of September 17, 2001, or
                    the appraisal inspection date:                 $10,000,000

The concluded going concern market value includes the contributory value of the
(1) improvements (site is excluded as it is subject to a long-term lease) AND
(2) the contributory value of the non-real property items or furniture, fixtures, and equipment (FF&E), personal property, trade fixtures, and all other intangible items used in the complete operation of an ethanol plant such as marketing and management skill, assembled work force, working capital, etc. Ethanol plants are unique real estate investments since their ability to generate revenue depends on more than simply real estate. An ethanol plant simply cannot operate without the inclusion of non-real property items and reasonable and competent management must be assumed. The UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP) dictates that the appraisal must "IDENTIFY AND CONSIDER THE EFFECT ON VALUE OF ANY PERSONAL PROPERTY, TRADE FIXTURES, OR INTANGIBLE ITEMS THAT ARE NOT REAL PROPERTY BUT ARE INCLUDED IN THE APPRAISAL". Therefore, the following allocation of the leasehold going concern market value has been made for the purpose of this appraisal:

                                                        Leasehold Going Concern
                                                        Market Value Allocation
            Components                                         11-1-2002
            ----------                                         ---------
        a.  Improvements Only                                 $30,000,000
        b.  Non-Real Property Items to include
            going-concern (FF&E, personal
            property, etc.)                                   $20,000,000
                                                              -----------

             Total                                            $50,000,000

Again, these are value ALLOCATIONS. They do NOT represent individual values for each component but, rather, it is their estimated contributory value to the total going concern value conclusion.

It has been a privilege to be of service. If you have any questions or comments after reading the appraisal report, please inquire. (The only computer software used in this appraisal is Microsoft Word 97. No computer software was used in the ANALYSIS of the property.)

Respectfully submitted,

/s/ Joseph J. Ibach

Joseph J. Ibach, MAI
NDCG ID#1009
SD#324CG-2001R

kjs

                                TABLE OF CONTENTS

                                                                                                             Page
                                                                                                             ----
  I. Preface
     Letter of Transmittal..........................................................................           1
     Table of Contents..............................................................................           4
     Summary of Salient Facts and Conclusions.......................................................           5
     Certification and Statement of Limiting Conditions.............................................           8
     Compliance with FIRREA Checklist...............................................................          10

 II. Appraisal Process:  As-Complete Going Concern Market Value Analysis

     A.  Introduction/Scope.........................................................................          11
     B.  Identification of the Subject Property.....................................................          14
     C.  Definition of the Appraisal Problem........................................................          16
     D.  Statement of Competency....................................................................          20
     E.  Market Area Analysis.......................................................................          21
     F.  Neighborhood Analysis......................................................................          26
     G.  Site Description...........................................................................          28
     H.  Description of Improvements................................................................          33
     I.  Real Estate Taxes and Special Assessment Data..............................................          43
     J.  Highest and Best Use Analysis..............................................................          44
     K.  Valuation Process..........................................................................          55
     L.  Cost Approach..............................................................................          57
     M.  Income Capitalization Approach.............................................................          70
     N.  Reconciliation.............................................................................          99
     O.  Leasehold Estate Analysis..................................................................         105

III. As-Is Leasehold Market Value Analysis..........................................................         108

 IV. Marketing Time.................................................................................         110

  V. Addenda

     Client Engagement Letter.......................................................................         112
     U.S. Bank's Commercial Appraisal Reporting Guidelines, February 1, 2000........................         116
     Section 1102 CI Commercial/Industrial District.................................................         123
     Qualifications.................................................................................         125
     State Certifications...........................................................................         127
     Select Copies of Building and Millwright & Mechanical Package Plans............................         129

               SUMMARY OF SALIENT FACTS AND IMPORTANT CONCLUSIONS

I.   Property Summary:

     A.  Property Type:                        Proposed 40 million gallon
                                               ethanol fuel plant to be known
                                               as "Northern Lights Ethanol".

     B.  Address:                              48416 144th Street,
                                               Big Stone City, SD, 57216.

     C.  Standard Metropolitan                 None
         Statistical Area (SMSA):

     D.  Census Tract #:                       None

     E.  Legal Description:                    Parcel A in the SW 1/4 of Sec. 12
                                               and Parcel B in the SE 1/4 of
                                               Sec. 11, Township 121 North,
                                               Range 47 West, Grant County, SD.

     F.  Parcel #:                             Not Yet Assigned

     G.  Site Data:
         1.  Net Leased Site Area:
             a.  Parcel A:                     28.30 Acres
             b.  Parcel B:                      8.29 Acres
                 Total                         36.59 Acres
         2.  Zoning:                           C-I; Commercial /Industrial
         3.  Flood Plain:                      Not in a flood plain.

     H.  Improvement Size Summation:
         1.  Plant's Production Capability:    40,000,000 gallons/year
         2.  Building Components:

                                              Approximate                                 Exterior
                  Component(1)               Dimensions(2)      Main Floor Size(3)        Wall Height(4)
                  ------------               -------------      ------------------        --------------
             a.   Process/Distillation
                    Buildings
                  -   Process Bldg.          120' X 246'        29,540 s.f.                   56' 6"
                  -   Mechanical Bldg.        80' X 190'        17,120 s.f.                   20'
                  -   Distillation Bldgs.     72' X  76'         4,245 s.f.               58' 1" -71' 8"
                  -   Process Office          35' X  90'         3,180 s.f.                   13'
                                                                ------
                      Total                                                 54,085 s.f.

             b.   Grains Building
                  -   Receiving/Holding
                      Bldg.                  100' X 136'        13,804 s.f.                   36'
                  -   M.C.C. Bldg.            21' X  36'           756 s.f.                   11'
                                                                ------
                      Total                                                 14,560 s.f.

             c.   Scale Building              19' X  50'                     1,108 s.f.      10' 4 1/2"

             d.   Administration Bldg.        39' X  92'                     3,645 s.f.      10' 4 1/2"
                                                                            ------

                  Total Floor Area                                          73,398 s.f.

             (1)  Listed in order as to correspond to enclosed plans.
             (2)  Width x length. Dimensions not all inclusive.
             (3) As detailed on individual component plans. "Site Plan with Building Sizes" exhibit indicates slightly different sizes for some buildings.
             (4)  Generally from finish floor to top of eave.

         3.  Storage Capacity:
             a.  Corn Storage -                  913,000 bushels
             b.  DDGS* Concrete Silo Storage -   4,000 tons
             c.  Ethanol Tank Farm -             2,000,000 gallons
             d.  Fermentors -                    2,200,000 gallons
                 *Distillers dried grains with saluables (DDGS).

     I.  Improvement Age:
         1.  Year Built/Historical:              Under construction-construction
                                                 started on April 18, 2001, with
                                                 completion scheduled for
                                                 November 1, 2002.
         2.  Est. Effective Age:                 New
         3.  Est. Remaining Economic Life:
             a.  Improvements -                  40-50 years
             b.  Equipment -                     Varies from 10 yrs. to 50 yrs.

     J.  Ownership:
         1.  Site Owner/Lessor:                  Big Stone-Grant Industrial
                                                 Development & Transportation,
                                                 L.L.C.
         2.  Improvement Owner/Lessee:           Northern Lights Ethanol, LLC

     K.  Client:                                 U.S. Bank National Association

II.  Site's Highest & Best Use Conclusions:

     A.  As Vacant:                              Agricultural or farmland.

     B.  As Proposed:                            Substantially its proposed use
                                                 or that of an ethanol fuel
                                                 plant.

III. Prospective As-Complete "Fee Simple*"
     Going Concern Market Value Indicators:


     A.  Cost Approach:                          $48,825,000

     B.  Income Capitalization Approach:         $57,500,000

     C.  Sales Comparison Approach:              Not Applicable

     *Disregards the Ground Lease Agreement.

IV.  Reconciled As-Complete "Fee Simple"
     Going Concern Market Value Opinion:         $50,000,000 or
                                                 $1.25/gal. of production
                                                 capability

V.   Implied Income Analysis Using "Fee Simple"
     Going Concern Market Value Conclusion:

     A.  Estimated Net Income                    $11,500,000

     B.  Implied Overall Rate $11,500,000 (I)
         DIVIDED BY $50,000,000 (V) =            23.0%(R)

     C.  Est. Annual Debt Service (mo.
         pymts.) 65% l-t-v, 8.50% mtg.
         interest, 10 yr. amort. =               $ 4,835,442

     D.  Debt Service Ratio $11,500,000 (I)
         DIVIDED BY $4,835,442 (debt ser.) =     2.38

     E.  Implied Equity Dividend Rate
         ($11,500,000 NOI less $4,835,442
         debt ser.) DIVIDED BY $17,500,000
         or 35% equity =                         38.1%

VI.  Reconciled As-Complete Leasehold Going Concern Market Value Opinion:

     A.  Fee Simple Prospective As-Complete
         Going Concern Market Value
         Conclusion:                             $50,000,000

     B.  Less Underlying Site's Market Value:     Negligible
                                                 -----------

         Subtotal                                $50,000,000

     C.  Less Market Discount for
         Improvements Located on Leased Site:           None
                                                 -----------

         Leasehold Interest Going Concern Market
         Value Conclusion:                       $50,000,000

VII. Reconciled As-Is Fee Simple Market Value
     Opinion:                                    $10,000,000

VIII.Estimated Exposure and Marketing Times
     as it applies to all value conclusions:     Approximately One-Two Years

   CERTIFICATION AND STATEMENT OF ASSUMPTIONS AND LIMITATIONS OF THE APPRAISAL

A.   CERTIFICATION

     According to UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP) Standards Rule 2-3 and the Supplemental Standard Rules, the undersigned does hereby certify that, to the best of my knowledge and belief:

 1.  The statements of fact contained in this report are true and correct.

 2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.

 3. I have no bias and no present or prospective interest in the property that is the subject of this report AND no personal interest or bias with respect to the parties involved with this assignment.

 4. The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

 5. My compensation for completing this assignment was not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the appraisal's intended use.

 6. The undersigned nor any employee of Dakota Appraisal and Consulting, Ltd. have not been sued by a regulatory agency or financial institution for fraud or negligence involving an appraisal request.

 7. I have made a personal appraisal inspection of the property that is the subject of this report.

 8. No one provided significant real property appraisal assistance to the person signing this certification.

 9. To the best of my knowledge and belief, the reported analyses, opinions, and conclusions were developed and this report has been prepared in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute and the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP).

10. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

11. I am a Member of The Appraisal Institute (MAI). The Bylaws and Regulations of The Appraisal Institute require each Member or Candidate to control the use and distribution of each appraisal report signed by such Member or Candidate. Therefore, except as hereinafter provided, the party for whom this appraisal report was prepared may distribute copies of this appraisal report, in its entirety, to such third parties as may be selected by the party for whom this appraisal report was prepared; however, selected portions of this appraisal report shall not be given to third parties without the prior written consent of the signatories of this appraisal report. Further, neither all nor any part of this appraisal report shall be disseminated to the general public by the use of advertising media, public relations media, news media, sales media, or other media for public communication without the prior written consent of the signatories of this appraisal report.

12. The Appraisal Institute conducts a voluntary program of continuing education for its designated members. Designated members who meet the minimum standards of this program are awarded periodic educational certification. As of the date of this report, I have completed the requirements of the continuing education program of The Appraisal Institute.

13. The undersigned has achieved ample experience in the appraisal of properties similar to the subject property. I am also board-certified through the North Dakota Real Estate Appraiser Qualification and Ethics Board or the applicable appraiser regulatory agency if other than North Dakota and have successfully completed numerous educational courses offered by the Appraisal Institute (see enclosed Qualifications). Additionally, every effort has been made to secure the information, knowledge, and applicable data needed to complete this assignment. It is the opinion of the undersigned that all necessary steps have been taken to ensure proper development of the appraisal.

14.  The subject improvement's respective values are:

         Objective #1: Subject Improvement's PROSPECTIVE AS-COMPLETE
                       LEASEHOLD GOING CONCERN MARKET VALUE, as of November
                       1, 2002, or the date the improvements are scheduled
                       for completion:                                          $50,000,000

         Objective #2: Partially built improvement's AS-IS leasehold market value as of September 17, 2001, or the
                       appraisal inspection date:                               $10,000,000

     SIGNED  /s/Joseph J. Ibach                                 November 9, 2001
           ---------------------------------------------------------------------
             Joseph J. Ibach, MAI  ND CG#1009  SD#324CG-2001R   Date of Report

B.   ASSUMPTIONS AND LIMITATIONS OF THE APPRAISAL

     This appraisal report is subject to the limiting conditions:

 1. No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be intact and marketable and free and clear of any or all liens or encumbrances unless otherwise noted. Special assessments have been addressed in the appraisal report.

 2.  Responsible ownership and competent property management are assumed.

 3. The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

 4. All engineering is assumed to be correct. The report's plat maps, plans, and all other illustrative material are included only to assist the reader in visualizing the property.

 5. It is assumed that no hidden or unapparent conditions exist in the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required.

 6. It is assumed that full compliance with all applicable federal, state, and local environmental regulations and laws exists unless noncompliance is stated, defined, and considered in the appraisal report.

 7. It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a nonconformity has been stated, defined, and considered in the appraisal report.

 8. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

 9. It is assumed that the utilization of the site and improvements is within the boundaries of the property described and that no encroachment or trespass exists unless noted in the report.

10. While the Appraiser has inspected the subject property and has considered the information developed in the course of such inspection together with the information provided by the ownership and client, the Appraiser is not qualified to verify or detect the presence of hazardous substances or environmental liabilities by visual inspection or otherwise, nor qualified to determine the effect, if any, of known or unknown substances or liabilities present. Unless otherwise stated in the report, the final conclusion of value is based on the assumption that the subject property is free of hazardous substances, hazardous waste contamination, and all other environmental liabilities, and it is specifically assumed that present and subsequent ownerships will exercise due diligence to ensure that the property does not become otherwise contaminated.

11. The appraisal and market value estimate is based on cash, its equivalent, or on financing terms available for the property type in its locale as of the effective appraisal date. No consideration has been given to the assumption of favorable existing financing (if any) or favorable seller-financing.

12. The distribution, if any, of the total valuation between site and improvements applies only under the stated program of utilization. The separate allocations for site and improvements and any other value components must not be used in conjunction with any other appraisal and are invalid if so used.

13. Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the appraiser, and in any event only with proper written qualification and only in its entirety.

14. The appraiser herein by reason of this appraisal is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

15. The forecasts, projections, or operating estimates contained herein are based on current market conditions, anticipated short-term supply and demand factors, and a continued stable economy. These forecasts are, therefore, subject to changes with future conditions.

16. Unless specifically cited in the appraisal report, no value has been allocated to mineral rights or deposits.

17. Unless otherwise addressed within the appraisal report, no consideration has been afforded to any potential Natural, Cultural, Recreational, or Scientific value that may or may not be inherent to the subject property.

                        COMPLIANCE WITH FIRREA CHECKLIST

       1.  Conform to USPAP?                                         Yes  X       No
                                                                         ---         ---

       2.  Be written and contain sufficient information?            Yes  X       No
                                                                         ---         ---

       3.  Deductions/discounts to value "as is"?                    Yes  X       No
                                                                         ---         ---

       4.  Correct value definition?                                 Yes  X       No
                                                                         ---         ---

       5.  Be performed by State-licensed or certified appraisers?   Yes  X       No
                                                                         ---         ---

                         COMPLIANCE WITH USPAP CHECKLIST

  No.  Requirement                                                                      Page #
  ---  -----------                                                                      ------
   1.  Conformance to the Uniform Standards of Professional Appraisal Practice
       (USPAP), NOT including its "Departure Provision".                                11-13

   2.  Disclosure of the manner in which the appraiser satisfies the "Competency
       Provision" of USPAP.                                                                20

   3.  The reports must be based upon "Market Value" as defined by USPAP.                  16

   4.  The report must be written and in narrative format descriptive enough to lead the client to a determination of estimated "Market Value" and an understanding of the basis upon which such an estimate is made, and
       detailed enough to reflect the complexity of the appraisal.                     11-111

   5.  Analyze and report any prior sales of the property one (1) year prior for
       1-4 family residential properties, or three (3) prior years for all other
       properties.                                                                      14&15

   6.  For income producing properties, an analysis of current or expected revenues, vacancies, and expenses even though the property may be
       encumbered under a triple net lease.                                             72-92

   7.  The appraisal must include a reasonable marketing period for the
       property.                                                                          110

   8.  The report must include mention of current conditions and trends that may
       affect projected absorption and income as they, in turn, affect the              21-27,
       market value of the subject property.                                            47-54

   9.  The report must discuss any appropriate deductions or discounts for any proposed construction, partial leases, below economic leases, or tract
       development with unsold units.                                                 108-109

  10.  There must be a statement in the certification that the appraisal assignment was not based upon a requested minimum valuation, a specific
       valuation, or approval of any proposed financing.                                    8

  11.  There must be sufficient documentation to support the appraiser's logic, reasoning, judgement, and analysis to enable the client to determine the
       reasonableness of the final market value estimate.                              11-111

  12.  The report must include a legal description of the property in addition
       to the description required by USPAP.                                               14

  13.  Identify and separately value any personal property, fixtures, or intangible items that are not real property but are included in the
       appraisal, and discuss the impact of their inclusion or exclusion on               3 &
       the estimate of market value.                                                  102-104

  14.  Follow a reasonable valuation method that addresses the sales comparison, income, and cost approaches to market value, reconciles those approaches,
       and explains elimination of each approach not used.                              55&56

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                                                                              11

                              II. APPRAISAL PROCESS

A.     INTRODUCTION/SCOPE (rev. 8/1/01)

             An appraisal of the subject property is presented in the following report; an APPRAISAL is defined as:

             1. AN ANALYSIS, OPINION, OR CONCLUSION RELATING TO THE NATURE, QUALITY, VALUE, OR UTILITY OF SPECIFIED INTEREST IN, OR ASPECTS OF, IDENTIFIED REAL ESTATE.
                  (Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION: 16)

             2. THE ACT OR PROCESS OF DEVELOPING AN OPINION OF VALUE; AN OPINION OF VALUE.
                  (UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE, 2001 Edition)

       An appraisal is based on an impartial or unbiased perspective; it is not made for the purpose of favoring a specific cause of any particular party. It is essential that the appraisal communicate accurate analyses and opinions in such a manner that it will be meaningful to the client and not be misleading in the marketplace.

             The UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP) was developed to reflect the current standards of the appraisal profession. These standards deal with the procedures to be followed in performing an appraisal; they are referenced throughout the following appraisal report. The appraisal process reports the appraisal procedures in an orderly manner in which the data used in developing the value(s) of the subject property is assembled, classified, analyzed, and interpreted into a final opinion or conclusion. The final conclusion of value(s) is developed through a course of accepted analytical procedure reflecting only the opinion(s) of the appraisers involved in the analysis.

             Standard 1 of the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP) states that "IN DEVELOPING A REAL PROPERTY APPRAISAL, AN APPRAISER MUST IDENTIFY THE PROBLEM TO BE SOLVED AND THE SCOPE OF WORK NECESSARY TO SOLVE THE PROBLEM, AND CORRECTLY COMPLETE RESEARCH AND ANALYSIS NECESSARY TO PRODUCE A CREDIBLE APPRAISAL." Two categories are allowed in DEVELOPING an appraisal or:

             1. COMPLETE APPRAISAL: THE ACT OR PROCESS OF DEVELOPING AN OPINION OF VALUE OR AN OPINION OF VALUE DEVELOPED WITHOUT INVOKING THE DEPARTURE RULE.

             2. LIMITED APPRAISAL: THE ACT OR PROCESS OF DEVELOPING AN OPINION OF VALUE OR AN OPINION OF VALUED DEVELOPED UNDER AND RESULTING FROM INVOKING THE DEPARTURE RULE.

             The Complete Appraisal incorporates all of Standard 1 but USPAP allows certain departures from Standard 1. When departure is invoked, the appraisal becomes a Limited Appraisal. In this particular appraisal, the client specifically requested that a Complete Appraisal be prepared; thus, departure was not invoked.

             Standard 2 of USPAP allows three categories in REPORTING an appraisal or:

                            1. Self-Contained Report
                            2. Summary Report
                            3. Restricted Use Report

       Each appraisal option is dependent upon the level of detail required in the report. A comprehensive level of detail is presented in the Self-Contained Report; a less detailed, yet concise level of information is presented in the Summary Report; and a minimal level of detail is presented in the Restricted Use Report. USPAP contains specific guidelines which determine what constitutes a Self-Contained, Summary, and Restricted Use Report and when use of a particular option is appropriate. In this particular assignment, the client requested that a Self-Contained Report be prepared. Therefore, a COMPLETE APPRAISAL will be developed and presented in a SELF-CONTAINED REPORT.

             The first step in this process involves defining the appraisal problem: that is, the identification and appropriate inspection of the real estate and properly and accurately identifying the appraisal's intended use AND user, purpose(s) or objective(s), effective date(s), property rights to be appraised, and the type(s) of value sought. Detailed market information pertaining specifically to the subject property's value is then collected and analyzed. This information includes an applicable market analysis, site and improvement description, highest and best use analysis, and the application of the relevant valuation techniques used in developing an opinion of the property's value(s) including complete assemblage, verification, and analysis of all appropriate market data. The final step in the appraisal process is the reconciliation or correlation of the values as indicated by the relevant valuation techniques.

             The subject property's inspection was conducted only within the context of the appraisal process to uncover valuation issues. This "appraisal inspection" is NOT to be construed as a building inspection in which the intent is to uncover defective building or structural components.

       Therefore, this appraisal inspection, as it relates to the property (site and improvements), will address only the observed conditions that would likely impact the property's valuation issues and/or its overall appeal and marketability. Any and all references to the property's inspection only infers an "appraisal inspection".

             In this particular appraisal, several of the following sources were utilized in providing both general and detailed information pertaining to the area real estate market, including sales, listings, rents, general market statistics, etc.:

             1.  Office files.
             2. Federal, state, and local agencies relating to general data and trade associations and private business enterprises relating to the specific property type.
             3. Market participants including brokers/real estate agents, buyers, sellers, lenders, property managers, landlords, and/or tenants.
             4.  County Register of Deeds' records.
             5.  County and/or City Assessor records.
             6.  Multiple Listing Service records.
             7.  City and/or County Planning and/or Engineering Offices.
             8.  Building Inspector's Office.
             9. Information provided by the property's owner, manager, and/or any other individuals involved in the property.

             Detailed discussions of each sale, listing, rent, or any other appropriate section of the report will provide the informational source, when the information was verified, and to whom the information was verified. "Office files" is considered the initial (and most favored) source of information since this type of information is usually provided by individuals having first hand knowledge of a transaction. Often, this information was obtained just before, immediately after, or even during the progression of a particular transaction. The sources and data used in this appraisal are considered reliable. When conflicting information was provided, the source deemed most reliable was used. Data believed to be unreliable was not included in the report nor used as a basis for the value conclusion.

             The following report details the entire appraisal process, starting with a proper identification of the subject property and concluding with the final market value opinion(s). For ease of use, a simple outline format has been used in the following appraisal.

B.     IDENTIFICATION OF THE SUBJECT PROPERTY

       1.    Property Type:

             The primary ownership interest in this particular property involves only the subject improvements as they will be located on a leased site. Specifically, the completed 40 million gallon ethanol fuel plant to be known as "Northern Lights Ethanol" will be located on a
             36.59 acre leased site.

       2.    Address/Location:

             The property's street address of "48416 144th Street, Big Stone City, South Dakota" places it about two miles northwest of the community's city limits or in an area reflecting predominantly agricultural uses.

       3.    Standard Metropolitan Statistical Area (SMSA):   None

       4.    Census Tract #:                                  None

       5.    Legal Description:

             The following legal description was copied from the warranty deed in which the current site owner acquired title on April 19, 2001:

                  "PARCEL A IN THE SOUTHWEST QUARTER (SW 1/4) OF SECTION TWELVE
                  (12), TOWNSHIP ONE HUNDRED TWENTY-ONE (121) NORTH, RANGE FORTY-SEVEN (47) WEST OF THE FIFTH PRINCIPAL MERIDIAN, GRANT COUNTY, SOUTH DAKOTA, ACCORDING TO THE RECORDED PLAT THEREOF.

                  PARCEL B IN THE SOUTHEAST QUARTER (SE 1/4) OF SECTION ELEVEN
                  (11), TOWNSHIP ONE HUNDRED TWENTY-ONE (121) NORTH, RANGE FORTY-SEVEN (47) WEST OF THE FIFTH PRINCIPAL MERIDIAN, GRANT COUNTY, SOUTH DAKOTA, ACCORDING TO THE RECORDED PLAT THEREOF."

       6.    Parcel #: Not Yet Assigned

       7.    Ownership History:

             Detailing the subject property's ownership history is a mandatory element of a fully documented appraisal that conforms to the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP). Standards Rule 1-5 of USPAP requires that the appraisal "MUST CONSIDER AND ANALYZE ANY PRIOR SALES OF THE PROPERTY BEING APPRAISED THAT OCCURRED WITHIN ..." three years for all property types except one to four family residential. The intent of this requirement is to encourage the research and analysis of prior sales of the subject; the time frames cited are minimums. A complete title search of the subject property has not been made nor is an opinion of title intended to be rendered in the following discussion. The Grant County Register of Deeds and Director of Tax Equalization offices were referenced to formulate recent ownership of the subject property but only for the purposes of this appraisal.

             Ownership to the identified subject site was deeded to the current owner or Big Stone-Grant Industrial Development and Transportation, L.L.C. on April 19, 2001, from Ottertail Corporation, Montana-Dakota Utilities Company, and Northwestern Public Service. (Deed is filed in Book 108, page 161.) Big Stone-Grant Industrial Development and Transportation, L.L.C. is a subsidiary of the sellers who own the adjacent Big Stone power plant. A search of the Register of Deeds records indicate that the related ownership dates back to at least 1986. Thus, the site has been part of the Big Stone power plant ownership for well in excess of three years preceding the appraisal's effective date. A separate ownership group and the subsequent deeding of the identified subject parcel to Big Stone-Grant Industrial Development and Transportation, L.L.C. was required to establish the lease with the owner/borrower. (The "Big Stone Plant Property Lease" will be further detailed in the following report.) Based on the preceding, the land or site is and will continue to be owned by Big Stone-Grant Industrial Development and Transportation, L.L.C. with the owner/borrower or Northern Lights Ethanol, LLC securing use of the identified subject site through a 99 year lease.

C.     DEFINITION OF THE APPRAISAL PROBLEM

       1.    Appraisal's Intended Use and User:

             This appraisal was made at the request of Mr. Robert J. Edstrom, Real Estate Technical Services, representing the client or U.S. Bank National Association. Per the engagement letter, the "APPRAISAL WILL BE USED AS THE BASIS FOR LOAN UNDERWRITING". This report is intended for use only by U.S. Bank National Association and/or its assigns; use of this report by others is NOT intended.

       2. Appraisal Objective(s), Property Rights Appraised, and Effective Date(s):

             The engagement letter indicates that "THE PURPOSE OF THE APPRAISAL IS TO PROVIDE A SUPPORTED OPINION OF THE MARKET VALUE OF THE REAL ESTATE AS OF THE DATE OF YOUR INSPECTION, IN ACCORDANCE WITH THE APPRAISAL POLICIES AND PROCEDURES OF U.S. BANCORP, AND AS DEFINED BY 12 C.F.R. 34. THE FOLLOWING VALUE(S) ARE REQUESTED:

                          LEASEHOLD MARKET VALUE AS IS
             LEASEHOLD MARKET VALUE UPON COMPLETION OF CONSTRUCTION

             The client specified appraisal objectives require that an opinion of market value be provided. MARKET VALUE, is defined on pages 5 and 6 of the client's "Commercial Appraisal Reporting Guidelines" as:

                  "THE MOST PROBABLE PRICE WHICH A PROPERTY SHOULD BRING IN A COMPETITIVE AND OPEN MARKET UNDER ALL CONDITIONS REQUISITE TO A FAIR SALE, THE BUYER AND SELLER EACH ACTING PRUDENTLY AND KNOWLEDGEABLY, AND ASSUMING THE PRICE IS NOT AFFECTED BY UNDUE STIMULUS. IMPLICIT IN THIS DEFINITION IS THE CONSUMMATION OF A SALE AS OF A SPECIFIED DATE AND THE PASSING OF TITLE FROM SELLER TO BUYER UNDER CONDITIONS WHEREBY:

                  (1)  BUYER AND SELLER ARE TYPICALLY MOTIVATED;

                  (2) BOTH PARTIES ARE WELL INFORMED OR WELL ADVISED, AND ACTING IN WHAT THEY CONSIDER THEIR BEST INTERESTS;

                  (3) A REASONABLE TIME IS ALLOWED FOR EXPOSURE IN THE OPEN MARKET;

                  (4) PAYMENT IS MADE IN TERMS OF CASH IN UNITED STATES DOLLARS OR IN TERMS OF FINANCIAL ARRANGEMENTS COMPARABLE THERETO; AND

                  (5) THE PRICE REPRESENTS THE NORMAL CONSIDERATION FOR THE PROPERTY SOLD UNAFFECTED BY SPECIAL OR CREATIVE FINANCING OR SALES CONCESSIONS GRANTED BY ANYONE ASSOCIATED WITH THE SALE."

             The client also specified that "leasehold" real property interests be addressed. According to THE APPRAISAL OF REAL ESTATE, 12th Edition, page 8, published by the Appraisal Institute, REAL PROPERTY INTERESTS are described as follows:

                  "REAL PROPERTY INCLUDES ALL INTERESTS, BENEFITS, AND RIGHTS INHERENT IN THE OWNERSHIP OF PHYSICAL REAL ESTATE. A RIGHT OR INTEREST IN REAL ESTATE IS ALSO REFERRED TO AS AN ESTATE. SPECIFICALLY, AN ESTATE IN LAND IS THE DEGREE, NATURE, OR EXTENT OF INTEREST THAT A PERSON HAS IN IT.

                  THE TOTAL RANGE OF OWNERSHIP INTERESTS IN REAL PROPERTY IS CALLED THE BUNDLE OF RIGHTS. IMAGINE A BUNDLE OF STICKS WHERE EACH 'STICK' REPRESENTS A DISTINCT AND SEPARATE RIGHT OR INTEREST. THE BUNDLE OF RIGHTS CONTAINS ALL THE INTERESTS

                  IN REAL PROPERTY, INCLUDING THE RIGHT TO USE THE REAL ESTATE, SELL IT, LEASE IT, ENTER IT, AND GIVE IT AWAY, AND EACH 'STICK' CAN BE SEPARATED FROM THE BUNDLE AND TRADED IN THE MARKET."

             It is possible to own all or only some of the rights in a parcel of real estate. The extent of ownership determines the kind of interest, or estate, that is held. A person who owns all the property rights is said to have "FEE SIMPLE TITLE" or estate defined as:

                  "ABSOLUTE OWNERSHIP UNENCUMBERED BY ANY OTHER INTEREST OR ESTATE, SUBJECT ONLY TO THE LIMITATIONS IMPOSED BY THE GOVERNMENTAL POWERS OF TAXATION, EMINENT DOMAIN, POLICE POWER, AND ESCHEAT."
                  (Appraisal Institute, DICTIONARY OF REAL ESTATE
                  APPRAISAL, 3RD EDITION; 140)

             Fee simple ownership, often referred to as ABSOLUTE, implies that the subject property would be free of encumbrances or restrictions which could affect ownership or title. In this particular property, "fee simple" ownership will not exist as the completed improvements will be located on a site leased from the property owner or Big Stone-Grant Industrial Development and Transportation, L.L.C. Therefore, the tenant or improvement owner/borrower or Northern Lights Ethanol, LLC cannot provide fee simple ownership in the completed improvements. Only a "LEASEHOLD INTEREST" will exist; it is defined as:

                  "THE INTEREST HELD BY THE LESSEE (THE TENANT OR RENTER) THROUGH A LEASE CONVEYING THE RIGHTS OF USE AND
                  OCCUPANCY FOR A STATED TERM UNDER CERTAIN CONDITIONS." (Appraisal Institute, DICTIONARY OF REAL ESTATE
                  APPRAISAL, 3RD EDITION; 204)

             Leasehold interest ownership implies that, when a lease is transmitted, a tenant (in this case, the tenant being the owner/borrower or Northern Lights Ethanol, LLC) usually acquires the rights to possess the property for the lease period, to sublease the property if desired, and occasionally improve the property under the restrictions specified in the lease. In return, the tenant is obligated to pay rent, surrender possession of the property at the termination of the lease, remove any improvements the lessee has modified or constructed if specified, and abide by the lease provisions. Thus, fee simple title to the as-complete improved subject property (site and improvements) will not be available. The valuation analysis of the subject improvements will, therefore, consider the impact the site lease has on the fee simple market value by estimating the individual leased fee and leasehold interests.

             The first specified appraisal objective alludes to developing an opinion of the leasehold market value of the subject property based on its "as-is" condition. VALUE AS-IS, as used in the following report, is defined as:

                  "THE VALUE OF SPECIFIC OWNERSHIP RIGHTS TO AN IDENTIFIED PARCEL OF REAL ESTATE AS OF THE EFFECTIVE DATE OF THE APPRAISAL; RELATES TO WHAT PHYSICALLY EXISTS AND IS LEGALLY PERMISSIBLE AND EXCLUDES ALL ASSUMPTIONS CONCERNING HYPOTHETICAL MARKET CONDITIONS OR POSSIBLE REZONING." (Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, 3RD EDITION; p. 385)

             As of the inspection date or September 17, 2001, the identified leased site was partially improved; the construction manager or Mr. Kurt Mahon estimated that the improvements were about 25% complete. Again, this site is leased and, as the following analysis of the leasehold interest will demonstrate, the lease terms and/or the site's contributory value are insignificant when compared to the property's overall value. For this reason, no marketable interest in the lease has been created. Even so, the owner/borrower would not have a marketable interest in the underlying site as of the inspection date. The only marketable interest would be in the partially complete improvements. Thus, one appraisal objective is to develop an opinion of the partially built improvements or as-is leasehold market value as of September 17, 2001, or the appraisal inspection date.

             The other appraisal objective is to provide an opinion of the completed subject improvement's leasehold market value as of a future or prospective date as completion is not scheduled until November 1, 2002, as indicated by the owner/borrower's representative or Mr. Larry Ward. Therefore, this objective's effective date of valuation would be November 1, 2002. It must also be assumed that the proposed project is completed in a workmanlike manner according to the plans and specifications provided by the owner/borrower and detailed throughout the following appraisal report. Any significant deviation from the plans and specifications could render the appraisal and its results void.

             Developing an opinion of the subject improvement's leasehold market value based on this significant assumption or assuming that the project is complete is deemed an "extraordinary assumption" or by USPAP definition: "AN ASSUMPTION, DIRECTLY RELATED TO A SPECIFIC ASSIGNMENT, WHICH, IF FOUND TO BE FALSE, COULD ALTER THE APPRAISER'S OPINIONS OR CONCLUSIONS." For the purpose of this analysis, it will be assumed that market conditions relating to this particular property type or that of a retail facility would remain unchanged through the prospective date. This extraordinary assumption is clearly required for purposes of reasonable analysis within the appraisal's objective and intended use. Use of this extraordinary assumption still results in a credible analysis.

             This particular property type or that of an operating ethanol plant, which is anticipated to be a profitable business venture, incorporates something more than simply real estate. Specifically, a considerable amount of non-real property items are included such as furniture, fixtures, and equipment but, more importantly, other intangible items are integral components such as marketing and management skills, an assembled work force, working capital, or all other items needed to create a profitable ethanol plant. In essence, the operation and/or purchase of an operating ethanol plant would include the GOING-CONCERN VALUE, defined as:

                  "THE VALUE CREATED BY A PROVEN PROPERTY OPERATION; CONSIDERED AS A SEPARATE ENTITY TO BE VALUED WITH A SPECIFIC BUSINESS ESTABLISHMENT."
                  (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION; 160)

             A profitable ethanol plant, a characteristic that is anticipated in the completed subject property's operation, is normally purchased with this going concern value concept incorporated within the transaction. For this reason, the following appraisal report will develop the subject property's "going concern" values. (All references to value in the following appraisal report will include the going concern concept.) Based on the preceding, the primary appraisal objective needs to include the going concern value concept.

             Based on the preceding discussion, this appraisal has a twofold objective or developing an opinion of the:

               1. As-complete subject improvement's prospective leasehold going concern market value as of November 1, 2002, or the date the improvements are scheduled for completion.

               2. Partially built improvement's as-is leasehold market value as of September 17, 2001, or the appraisal inspection date.

             It must be emphasized that the enclosed written appraisal report was completed on November 9, 2001. No evidence exists to suggest that market conditions will change measurably between the initial appraisal inspection or September 17, 2001, the completion date of the written appraisal report or November 9, 2001, and the prospective valuation date of November 1, 2002.

             The most appropriate appraisal process used in developing an opinion of the improvement owner's leasehold market value is to (1) first develop an opinion of the subject property's (site and improvements) market value assuming fee simple ownership existed and then (2) focus on the valuation of Northern Lights Ethanol, LLC's or the site tenant's leasehold interest in the improvements. This appraisal report will start with first developing an opinion of the subject property's fee simple market value which, again, would include both the site and improvements. The development of an opinion of the subject improvement's as-complete and as-is leasehold market values will then follow.

       3.    Special Instructions and Other Conditions:

             The appraisal was made to conform to the Appraisal Institute's Code of Professional Ethics and Standards of Professional Appraisal Practice and the most recent edition of the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP), adopted by the Appraisal Standards Board of the Appraisal Foundation, and should meet the minimum requirements for all federally-related transactions. Additionally, the appraisal was made in conformance with the Office of the Comptroller of Currency (OCC)-12CFR 34, Subpart C and/or 12 CFR 7.3025; Federal Deposit Insurance Corporation (FDIC)-12 CFR 323; Title XI of Financial Institutions Reform, Recovery, and Enforcement Act (FIRREA), and U.S. Bank "Commercial Appraisal Reporting Guidelines", dated February 1, 2000.

D.     STATEMENT OF COMPETENCY

             The competency provision of the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP) recognizes that the background and experience of appraisers can vary widely, and that a lack of knowledge or experience can lead to inaccurate or inappropriate appraisal practice. The Competency Provision states:

             PRIOR TO ACCEPTING AN ASSIGNMENT OR ENTERING INTO AN AGREEMENT TO PERFORM ANY ASSIGNMENT, AN APPRAISER MUST PROPERLY IDENTIFY THE PROBLEM TO BE ADDRESSED AND HAVE THE KNOWLEDGE AND EXPERIENCE TO COMPLETE THE ASSIGNMENT COMPETENTLY; OR ALTERNATIVELY:

             1. DISCLOSE THE LACK OF KNOWLEDGE AND/OR EXPERIENCE TO THE CLIENT BEFORE ACCEPTING THE ASSIGNMENT; AND
             2. TAKE ALL STEPS NECESSARY OR APPROPRIATE TO COMPLETE THE ASSIGNMENT COMPETENTLY; AND
             3. DESCRIBE THE LACK OF KNOWLEDGE AND/OR EXPERIENCE AND THE STEPS TAKEN TO COMPLETE THE ASSIGNMENT COMPETENTLY IN THE REPORT."

             This appraisal assignment was accepted by Dakota Appraisal & Consulting, Ltd., from the client or U.S. Bank National Association, as represented by Mr. Robert J. Edstrom, Real Estate Technical Services for U.S. Bank National Association. Prior to receiving the assignment, the client requested that an appraisal proposal be submitted. Evidently, the client was of the opinion that the undersigned had the competency to undertake the assignment as it was awarded. The undersigned has not completed prior appraisals on an ethanol plant. However, appraisals on other types of processing plants have been completed within the recent past. More specific to this project, the undersigned met personally with the owner/borrower's representative or Mr. Larry Ward of Broin & Associates, Inc. Broin & Associates are deemed one of the country's largest ethanol plant developers involved in plant design, engineering, construction, and operation. Additionally, contacts were made to various sources within the industry relative to present and future markets, pricing, supply and demand factors, etc. Many major industry publications and sources will be referenced in the following report.

             Additionally, the knowledge and experience of the signatory of this appraisal in the valuation of somewhat related properties is well established, is confirmed through the successful completion of numerous appraisals and educational courses offered by the Appraisal Institute, and the signatory appraiser is board-certified through the North Dakota Real Estate Appraiser Qualifications and Ethics Board (NDCG-1009) and the South Dakota Department of Commerce and Regulation (Certificate #324CG-2001R). Lastly, every effort has been made to secure the information, knowledge, and applicable data needed to complete this assignment. Based on the preceding, it is the opinion of the signatory of this appraisal that all necessary and appropriate steps were taken to insure that a properly developed appraisal has been made.

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                                                                              21

E.     MARKET AREA ANALYSIS

       DEFINED --

             Value of real property is dependent upon the recognition and understanding of the area market economic trends. Particular trends may vary with the appraisal problem and the type of real estate appraised, but a probable direction, extent, and impact of economic change must be reasonably identified and forecasted to measure their probable impact on the property being appraised. Thus, the conditions and potential of the local economy, and, possibly, national and regional economics, are relevant to most appraisal assignments.

       STATE ECONOMICS--

             The subject property is located in the Grant County, South Dakota, area market. South Dakota is still generally considered an agricultural state in terms of percentage of land use. However, the percentage of all income earned in the state that relates to agriculture has declined in recent years since the State is attempting to gradually diversify its economic base with increased emphasis generated from non-farm activity. South Dakota has been successful in attracting comparatively more businesses when compared to most other area states as it offers no corporate income tax, no personal income tax, no business inventory tax, no personal property tax, and competitive premiums for workers and unemployment compensation insurance premiums. With the diversification of the economic base, most indicators are revealing a mostly stable economy.

             South Dakota's population increased from 690,768 in 1980 to 696,004 in 1990 and to 754,844 in 2000 or an increase of 64,087 people or 9.3% or about .5% per year over the last 20 years. However, if the increase in only Sioux Falls' (states largest city) population of 42,632 people were deducted from the state's population increase, the state's overall population statistics would show only a modest increase.

       LOCATION AND TRANSPORTATION --

             The completed subject property will be located about two miles northwest of the Big Stone City, South Dakota, city limits. As such, it will be located in the extreme northeast corner of Grant County; Grant County is located in the northeast quadrant of South Dakota. The "L-shaped"

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                                                                              22

       shaped" Grant County has the Minnesota-South Dakota state line as its east boundary and its north boundary is located only about 42 miles south of the South Dakota-North Dakota state line. The county's extreme northwest corner extends about eight miles west of Interstate 29. By far, the predominant land use within Grant County and the entire region or extending throughout northeast South Dakota, southeast North Dakota, and west central Minnesota is for agricultural or farming purposes.

             The predominant mode of area transportation is via the highway system. Interstate 29 is the major north-south traffic arterial serving the extreme east end of North and South Dakota. The major east-west traffic arterial through Grant County is U.S Highway 12. It enters the county on the extreme northeast corner or at Big Stone City and exits near the county's northwest corner at its intersection with Highway 81. A series of state highways also transverse the county with the most significant being north-south State Highway 15 through the county's central part.

             Other area county transportation facilities include the Burlington Northern/Santa Fe (BNSF) Railroad that, for the most part, parallels U.S. Highway 12 through the county and the Sisseton-Milbank (SM) Railroad. The SM Railroad is simply a 38 mile track extending from Milbank on the south to Sisseton, South Dakota, to the northwest. By far, the BNSF Railroad is the predominant county rail transportation. (Availability of rail is a significant characteristic in site selection for an ethanol plant.) Other area transportation modes include a small airport at Milbank, South Dakota, and area trucking firms. Collectively, comparatively good modes of transportation exist within Grant County, especially as it relates to the availability and proximity to rail and the interstate system.

       COUNTY SUMMARY --

             As earlier detailed, South Dakota is primarily an agricultural state in terms of land use and Grant County is no exception. The county's primary economic base is heavily dependent upon the agricultural industry. About 70% of the county land is used as cropland with the balance used as pasture or hayland. According to the latest or 1997 Ag Census, Grant County had 359,043 acres in farmland with 534 farms; average farm size was 672 acres. Crop production is the primary source of income derived primarily from the production of corn, spring

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                                                                              23

       wheat, and soybeans. However, Grant County has been the state's leading dairy producer over the last five years (see enclosed agricultural ratings). According to the latest industry figures or those for 1998, farm employment was the county's third largest employer at 681 employees behind services at 1,247 employees and retail at 830 employees.

             The one commodity that has significant importance in the subject's plant is that of corn. The state's corn production has increased significantly over the last three decades. Specifically, state-wide corn production approximated about 100 to 150 million bushels in the mid 1970s but has increased to approximately 400 million bushels in the last three years with 1999 and 2000 having total production approximating 425 million bushels. The vast majority of the corn is grown in the eastern one-third of the state or in the vicinity of Grant County. As the enclosed statistics indicate, Grant County generates about 1.75% of the total statewide corn production; Grant County's corn production has averaged nearly 7.2 million bushels over the last five years.

             The Grant County seat or Milbank had a 2000 population of 3,640 which represented 46.4% of the total county population of 7,847. Grant County, Milbank, and the closest community or Big Stone City have all had significant population declines over the last four decades. Specifically, Grant County's population peaked in 1960 at 9,913 people but declined to 7,847 in 2000 or a total decline of nearly 21%. Milbank's population peaked in 1980 at 4,120 but has since declined to 3,640 or a decline of 11.7%. Lastly, Big Stone City's population peaked at 718 in 1960 but declined to 605 in 2000 or a decline of nearly 16%. These population declines are consistent for most rural located statewide counties and are almost directly attributable to the demise of the agricultural industry.

             The economy of the closest community or Big Stone City relies almost entirely on two industries or agriculture and utilities. The Big Stone Power Plant, located only about two miles to the northwest of Big Stone City is the area's largest non-farm employer; it employs about 76 people. The area is also known as one of the three leading granite mining areas in the United States. Big Stone City offers only limited retail services as most are provided in Milbank, located only eleven miles southwest of Big Stone City. Only one single family permit per year has been issued in Big Stone City since 1993. Milbank is the county's primary service center as it offers

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                                                                              24

       the county's largest school district, a 35 bed hospital, considerable long-term care/assisted living facilities, and a majority of the non-ag employment. Single family residential building permits have averaged 6.6/year from 1993 through 1999. County-wide, a favorable unemployment rate exists at about 4% or less.

       AGRICULTURAL ECONOMY --

             The area's agricultural economy is in a constant state of uncertainty as comparatively low commodity prices have been received in recent years, production costs seem to be ever-increasing, and the simple reliance upon Mother Nature creates considerable uncertainty in probable profitability. The adjacent exhibit details that the average price per acre of statewide farmland has increased every year since the last major drought or in the late 1980's. However, farming's profitability has resulted from the creation of larger farms, increased yields, and increased government subsidies. In turn, the number of farms has decreased measurably over the last several decades. The outlook for continued increases in farmland values is favorable but, if present, such increases tend to reflect a gradual rate of growth perceptible only over a long period measured in years. It should also be acknowledged that, while the agricultural economy continues to improve, the memory of recent depressed conditions would, in all likelihood, continue to shape the actions of buyers to some extent in terms of cautious attitudes.

             Most area community leaders and local county and city governments have become more proactive in terms of attracting employment beyond the agricultural industry. In recent years, value added agricultural industries have received considerable interest. Ethanol plant development has recently emerged as the most significant value added industry for high corn crop production areas. More specific to this region, the 40 million gallon Dakota Ethanol plant opened on August 1, 2001, in Wentworth, South Dakota (a community located about 100 miles south on Interstate 29, just outside Madison, South Dakota), and groundbreaking for a 40 million gallon ethanol plant, known as Glacial Lakes Corn Processors, took place in Watertown, South Dakota (a community located about 50 miles southwest), on August 7, 2001. Also, the $260 million ProGold corn processing plant (designed to produce corn syrup sweetener) opened in 1996 near Wahpeton,

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                                                                              25

       North Dakota. (Plant was originally member operated but it has been since leased to Cargill.) Wahpeton, North Dakota, is located about 75 miles north of the subject.

             Generally, most agricultural value added processing facilities have been generally profitable as adequate labor exists, financial incentives are readily available, and the area is well known as a major producer of raw agricultural products. Specifically, the eastern border of North and South Dakota and the western border of Minnesota has some of the most productive agricultural farmland in the entire region. As a result, the region produces some of the country's highest yields.

       SUMMARY --

             The state's and Grant County's predominant economic base is still that of agriculture or an economic base still being viewed as being quite static. Any renewal of optimism in the area's overall agricultural real estate market is tempered by the still comparatively low commodity prices and increased costs of operation. Continued stability appears to be the most reasonable anticipation for the area's agricultural real estate market. Diversification through value added products within the agricultural industry is now perceived by many as an avenue to increase farming's profitability. The more local market definitely has the potential to provide a continued supply of raw product which, in this particular property type, would be corn.

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                                                                              26

F.     NEIGHBORHOOD ANALYSIS

       DEFINED  --

             A NEIGHBORHOOD is defined as:

             "A GROUP OF COMPLEMENTARY LAND USES; A CONGRUOUS GROUPING OF INHABITANTS, BUILDINGS, OR BUSINESS ENTERPRISES."
             (Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION: 242)

       The Neighborhood Analysis provides information in reference to the neighborhood's history, type of development, present land use, and present and future potential. Relating the subject's location to the neighborhood provides an understanding of how the subject will conform to the neighborhood use and neighborhood market.

       BOUNDARY DESCRIPTION --

             The subject property's neighborhood boundaries are somewhat nondescript as it is/will be located in a predominantly agricultural use area in Grant County's extreme northeast corner. The east border of South Dakota is a logical neighborhood boundary but, as would be the case in all other perimeter boundaries, similar land use and similar economics extend throughout the region. Therefore, no specified neighborhood boundaries exist.

       ACCESSIBILITY --

             The same transportation arterials that serve the entire market area, as previously defined, would also serve this specific location. The two major highways serving Big Stone City are U.S. Highways 12 and 75; they intersect just on the east side of the state boundary at Ortonville, Minnesota. Also, the BNSF Railroad passes through Big Stone City. Even the community's proximity to Interstate 29 or approximately 32 miles west via Highway 12 is deemed a favorable access characteristic.

       LAND DEVELOPMENT/USES--

             Again, the completed subject property will be located about two miles northwest of Big Stone City. The predominant land use outside the city limits is that of agricultural farmland with the exception of scattered rural residences and scattered commercial/industrial single land users. The most significant commercial/industrial land user in the area is the Big Stone Power Plant. This 450 megawatt power plant opened in 1975 and currently employs 76. According to "Tom" at Big Stone Power, the plant is currently undertaking a feasibility study to determine whether the plant should

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                                                                              27

       expand by an additional 600 megawatts, due primarily to the recent energy concerns. The only other noted commercial or industrial users in proximity to Big Stone City or even Milbank include some scattered warehouses, some commercial users along the area highways, gravel pits, a concrete processing plant, and area granite mines. A good maintenance level was observed in area improved properties with owner occupancy being predominant.

       TRENDS --

             The current predominant land use or agricultural farmland will continue as the predominant land use into the foreseeable future. Simply, the rural nature of the area precludes any significant commercial or industrial development beyond periodic single use projects. As in the broader agricultural market, agricultural values within this more immediate area will tend to remain stable or increase modestly unless agricultural commodity prices increase significantly.

       SUMMARY --

             The overall appeal and marketability of the completed subject property will not be significantly impacted by the defined neighborhood. Rather, its overall appeal, marketability, and, ultimately, its profitability is more impacted by the regional nature of the agricultural economy. Even so, the local or more immediate area provides those services needed to support the proposed use. Also, this proposed use is consistent with the existing neighborhood land use.

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                                                                              28

G.     SITE DESCRIPTION

       1.    Introduction:

             As paraphrased from page 189 of The Appraisal of Real Estate (12th Edition, published by the Appraisal Institute), a land or site description is a detailed listing of factual data and information on pertinent physical characteristics. A land or site analysis is a careful study of the site's factual data in relation to the neighborhood characteristics that create, enhance, or detract from the utility and marketability of the land or site as compared with competing comparable land, sites, or alternate locations. Even though a site is described as though vacant, most land parcels have been improved to some extent so the term site is used in the following description.

             The primary appraisal objective is to develop an opinion of the subject improvement's market value as they will be located on a leased site. Thus, the site is not part of this ownership interest other than a leasehold interest may exist if the contractual land rent is far below market rent. (This discussion will be detailed in the following report.) Even though a site is not part of the ownership interest to be addressed, a description of the site upon which the improvements will be located and function is both useful and necessary as it provides for a more complete understanding of the entire property.

             The subject site involves two separate and distinct parcels or Parcel A in the SW 1/4 of Section 12 and Parcel B in the SE 1/4 of
             Section 11, both located in Township 121 North, Range 47 West, Grant County, South Dakota. However, only Parcel A will be improved with the proposed ethanol plant. Parcel B is located west of Parcel A, west and adjacent to 484th Avenue or the north-south street between Parcel A on the east and Parcel B on the west. Essentially, Parcel B was included as some borrow or fill was needed from this parcel to improve Parcel A. Parcel B's limited utility and the lack of market precludes it having a separate and distinct use. For this reason, it will be simply carried as surplus land or additional land that allows for future expansion of the existing improvements.

       2.    Location and Adjacent Site Users:

             Parcel A's street address of "48416 144th Street, Big Stone City, South Dakota" places it about two miles northwest of the city limits. Specifically, the site is located on the northeast corner of 144th Street on the south and 484th Avenue on the west. Parcel B is located west and adjacent but across the street (484th Avenue) to the west. Adjacent land users include the Big Stone Power Plant to the north and agricultural farmland in all other directions.

       3.    Physical Characteristics (Shape, Size, Topography, Etc.):

             a. Parcel A: This triangular shaped site has 1,625.4 feet of width along the south and its depth along the west boundary is 1,519 feet. The plat map details Parcel A's size at 29.56 acres but it includes 1.26 acres of right-of-way. This road right-of-way cannot be used as part of the area to be developed. Thus, Parcel A's net acreage is 28.30 acres (29.56 acres less 1.26 acres right-of-way). The size is significant for an industrial or commercial user but it is measurably smaller if compared to area farmland parcels. Prior to development of its current use, the parcel was used as farmland.

                  The site has a moderate slope from north to south but site preparation for the existing use will provide for adequate drainage. It can only be assumed that soil tests were conducted for development of the site for the proposed use. These soil tests were not provided. For this reason, it can only be assumed that the soils are

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                                                                              29

                  sufficient to support development. No obvious limiting physical characteristics were apparent.

             b. Parcel B: This triangular shaped parcel has 897.3 feet of frontage along its east boundary or along 484th Avenue. It then extends approximately 770 feet west at a point where the triangle connects. The plat indicates a total site size of
                  8.29 acres. The site was used as agricultural farmland but a portion has since been excavated for fill needed to improve Parcel A. It has a rolling topography.

       4.    Access and Visibility:

             Good access is provided to both parcels by the two adjacent streets. Both roadways are asphalt surfaced but it became apparent that both will need to be upgraded and/or resurfaced to accommodate the heavy truck traffic that will service the sites. Parcel A will also be accessed by a 100 foot wide railroad spur line that will connect through the subject site's southeast corner to the spur line off the BNSF main track. This spur line currently connects to the Big Stone Power Plant. The availability of rail was a significant factor in selecting this site by the current user. Good site visibility also exists as the sites afford considerable street frontage and the adjacent land users do not prohibit line of sight.

       5.    Flood Plain Status, Easements, Environmental Concerns, and Other
             Encumbrances:

             The enclosed flood map details that only those county areas designated "Zone A" are located within a special flood hazard area. The subject site is not located within a Zone A area and, therefore, is NOT within an identified flood hazard area. Thus, flood insurance should not be a required contingency to obtaining lender financing. No evidence was provided to indicate that the sites are adversely encumbered with easements. It can only be assumed that all municipal and public services are provided off the adjacent streets. No apparent adverse encumbrances or encroachments were evident.

             A "Phase I Environmental Property Evaluation" was completed on the subject sites by American Technical Services , Inc. (ATS) of Sioux Falls, South Dakota, dated May 2, 2001. Page 9 of the report states that "THE ASSESSMENT HAS REVEALED NO EVIDENCE OF RECOGNIZED ENVIRONMENTAL CONDITIONS IN CONNECTION WITH THE PROPERTY. BASED ON THE EVALUATION OF COLLECTED SUBSURFACE DATA, ATS DOES NOT RECOMMEND FURTHER SITE ASSESSMENT ACTIVITIES." Based on this report, it will be assumed that no environmental concerns exist within the subject site.

       6.    Off-site Improvements:

             Both adjacent streets are standard two lane asphalt surfaced county roads that will undoubtedly need to be reconstructed/resurfaced in the near future. No other street improvements exist. The site is/will be serviced by city water and sewer. The community of Big Stone in conjunction with the county will be providing these municipal services to the site. Electricity is being provided by the adjacent Big Stone Power Plant. The availability of adequate electrical power, water, and sewer are significant components in development of this site.

       7.    Zoning:

             The subject site is zoned "CI-Commercial/Industrial District". According to Section 1102 of the Grant County Comprehensive Zoning regulations, this district "IS INTENDED FOR COMMERCIAL AND INDUSTRIAL USES WHICH DUE TO THEIR SIZE AND NATURE REQUIRE HIGHWAY ACCESS." The only permitted uses are those allowed in the agricultural zoning district with the exception of residential dwellings. All other uses require a conditional use permit.

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                                                                              30

             However, a significant number of condition uses are allowed. The required lot area is determined by "NEED, SETBACK, SIDE YARDS, ... HOWEVER, IN NO CASE SHALL A LOT HAVE LESS THAN TWO (2) ACRES." Other yard requirements exist. A copy of the CI zoning district regulation is enclosed in the Addenda. (No zoning map was available from the county officials.)

       8.    Summary:

             Again, the "subject site" involves both Parcels A and B totaling
             36.59 acres. The sites will be developed with or have availability to all municipal services, will feature a corner location adjacent to two asphalt surfaced roadways, and have railroad accessibility. Thus, the site is deemed to have reasonably good characteristics as it relates to a rural located industrial site.

       9.    Subject Site's Representative Photographs:

             The following pictures depict primarily the partially improved Parcel A. Parcel B can be viewed from various street scenes. These pictures, taken on September 17, 2001, attempt to depict the site's overall characteristics and vicinity/street scenes.

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                                                                              31

                                  [Photograph]


        Property overview looking northwest from near Parcel A's corner.



                                  [Photograph]


Property overlooking northeast from the corner of 144th Street and 484th Avenue.



                                  [Photograph]


  Property overview looking southeast from Parcel A's extreme northwest corner

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                                                                              32

                                  [Photograph]


      Overall vicinity view looking west along the railroad spur that will connect to the subject site in the background.



                                  [Photograph]

     Street scene, looking west on 144th Street from the Big Stone entrance.



                                  [Photograph]

      Street scene, looking north on 484th Ave. from the south side of the railroad underpass. The road intersection seen in the background is the intersection of 484th Ave. & 144th Street.

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                                                                              33

H.     DESCRIPTION OF IMPROVEMENTS:

       1.    Introduction:

             The completed subject improvements or that of a 40 million gallon ethanol fuel plant will involve extensive building components and considerable specialized fixtures and equipment. Therefore, this description is intended to familiarize the reader with the general construction, finish, and utility of the improvements AND needed equipment and fixtures assuming the plant were complete. An operating ethanol plant will require the use of considerable non-real property items to include all the furniture, fixtures, and equipment (FF&E). (For ease of reference, the following appraisal will simply reference all FF&E simply as "equipment".) Much of the equipment is considered personal property in that it is not permanently affixed to the buildings but other equipment such as the conveyors, scales, boilers, etc. are normally fixtures or equipment permanently affixed to the real estate; they normally become part of the real estate.

             The following briefly describes the proposed subject improvements and equipment/fixtures based on the (a) owner/borrower provided plans and specifications, (b) an on-site inspection by the undersigned of a now operating, almost identical ethanol plant known as Dakota Ethanol plant located in Wentworth, South Dakota, on September 18, 2001, and (c) considerable input provided by the developer or Mr. Larry Ward of Broin & Associates, Inc. The undersigned personally met with Mr. Ward on September 18, 2001, and had numerous phone conversations over the course of completing this assignment. The building plans were drawn by Short, Elliot, Hendrickson Inc. (SEH) of St. Cloud, MN, and are referenced as File No. ABROIN0201.00, dated October 3, 2001. The millwright and mechanical package plans were provided by Broin & Associates of Sioux Falls, South Dakota, and are referenced as Project NLE, dated July 16, 2001. Both firms have been actively involved in the design and/or construction of similar ethanol plants throughout the region, the most recent being the aforementioned Dakota Ethanol plant located in Wentworth, South Dakota. (This plant opened on August 1, 2001.) It will be assumed that the proposed improvements will be completed per these plans and specifications. Any significant deviation from this information could render the appraisal and its results void. No attempt was made to detail all improvement or equipment characteristics but it should be sufficient as to provide a basic overview.

       2.    Environmental and the Americans with Disabilities Act (ADA)
             Concerns:

             The completed subject improvements will be new and, for this reason, the building components and the furniture, fixtures, and equipment (FF&E) should not contain hazardous materials. The Americans with Disabilities Act (ADA) became effective January 26, 1992, or a date preceding the subject improvement's estimated completion date of November 1, 2002. Therefore, it can only be assumed that the proposed improvements will be constructed in compliance with the ADA requirements.

       3.    History:

             The building permit to construct the improvements was issued on April 18, 2001. Site preparation started in mid-May with the first concrete poured on June 7, 2001. As of the inspection date or September 17, 2001, about 25% of the construction had been complete. Completion is scheduled for November 1, 2002. This completion date is deemed reasonable, assuming no undue delays arising from inclement weather or other unknown factors.

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                                                                              34

       4.    Site Utilization-Parcel A Only:

             a. Site Access: Two driveways off 144th Street on the south will be provided. The one located near the site's southeast corner will provide the primary truck access as it leads to the scale house, truck scale, and eventually to the grain receiving area. The second access along 144th Street will be located near the site's approximate center providing access to the parking lot for the administrative office building. No access points are detailed along 484th Avenue. Rail access will also be provided along the site's northeast side from an existing spur line serving the adjacent Big Stone Power Plant. Good site access will be afforded.

             b. Building Placement: Most areas of Parcel A will be improved with various building or equipment components. Essentially, the building and equipment components are placed as to maximize truck and rail access. Generally, the main processing plant will be located near the site's center with the corn storage bins located to the north or near the railroad line and the ethanol tank farm located on the site's northwest corner. Reference to the enclosed site plan is essential in understanding the improvement's placement.

             c. Building-to-Site Ratio: This component is generally not applicable to this particular property type as far more land exists than even needed for the plant, especially if Parcel B is added to the entire site size. However, the additional land is not deemed excess or surplus land as the area market simply does not have the economics as to justify value enhancement for additional lands.

             d. Parking Lot and Parking Requirements: Two lined parking lots will be provided, one located at the scale house and one at the administrative office building. The parking is sufficient for both uses. Additionally, various areas throughout the site can be used for parking. Likewise, the parking requirements are not a significant factor in this particular property type.

             e. Other Site Improvements: The majority of the site area will be improved with compacted rock based material as to provide sufficient support for the considerable on-site truck traffic. Some landscaped areas will be installed around the site's perimeter, especially along the east side as to enhance the site's initial appearance. Other significant site improvements will include the rail line and earthen bermed retaining walls around the ethanol tank farm.

       5.    Plant Design and Utilization:

             The completed ethanol plant is/will be designed, constructed, and finished to accommodate a state-of-the-art ethanol fuel production facility with an initial production capacity of 40 million gallons per year. Liquid ethanol or ethyl alcohol can be used as a fuel when blended with gasoline or even in its original state. Ethanol is made by fermenting almost any material that contains starch such as corn, sorghum, potatoes, sugar cane, etc. The subject ethanol plant will be utilizing grain corn as its starch material. Some understanding of the dry mill corn ethanol production process is necessary in the valuation analysis. The following five step production process was provided by the developer or Broin and Associates, Inc.:

             Step 1. Milling
                  - Objective: The physical breakdown of the corn kernel using mechanical processes.

                  a. Dried, shelled corn as received is checked for moisture content, bushel weight, and foreign matter. Corn is cleaned in a scalper and then passed through

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                                                                              35

                      hammermills, which grind it into fine powder called meal to expose the starch to further downstream processing.

             Step 2. Liquefaction and Saccharification
                   - Objective: Use of heat and enzymes to break down starches into fermentable sugars.
                   a. The meal, mixed with water and alpha-amylase, passes
                      through cookers where the starch is liquefied.
                   b. Heat is applied to facilitate liquefaction.
                   c. Continuous cookers heat the mixture to 190 DEG.-195 DEG.
                      F, after which it is held At 190 DEG. F for three to five hours. In a process that incorporates a jet cooker, steam is injected in to the flow of mash to raise the temperature and the pressure.
                   d. In the saccharification stage, the mash from the cookers is cooled and glucoamylase is added to break the multi-glucose chains into single glucose surgars.

             Step 3.    Fermentation
                   - Objective: Conversion of sugar to carbon dioxide and ethanol through yeast metabolization.
                   a. Fermentation is carried out in the batch mode where
                      fermentation tanks are filled with mash, yeasted, and left to ferment for a period of time. (There will be four 550,000 gallon fermentation tanks.) After fermentation is complete, the batch is transferred to the next step of the process, the tanks are cleaned, and a new batch is started.
                   b. The process of fermentation will be programmed for
                      approximately 48 hours.
                   c. The 692,000 gallon beer well maximizes the conversion for starch to ethanol by allowing additional time for fermentation to be completed. The larger beer well also acts as a buffer between fermentation and distillation.

             Step 4.  Distillation and Dehydration
                   - Objective: Use of heat and molecular sieve dehydrators to separate ethanol from water.

                   a. The fermented mash (beer) contains about 14% to 16%
                      ethanol plus solids from unfermented corn solids and yeast cells.
                   b. The beer is pumped into a distillation column (rectifier)
                      where the ethanol is boiled and separated from a watery residue called stillage.
                   c. The ethanol vapor exits the top of the continuous process distillation columns at approximately 190 proof.
                   d. The stillage is pumped out of the bottom of the columns, separated and dried through a couple of other steps in the process, and eventually becomes the Distillers Dried Grains with Solubles (DDGS) product.
                   e. The 190 proof ethanol is run through molecular sieve
                      dehydrators for the final step of purification. This system acts like a sponge to remove the remaining water to yield a final ethanol product of at least 199.5 proof.
                   f. Anhydrous ethanol produced by the sieves is metered to a tank farm for storage. Each tank of production is segregated until lab tests have verified the quality. After quality control, the fuel ethanol is denatured to BATF formulations as trucks are loaded. Currently, the fuel ethanol is blended with five gallons of denaturant per one hundred gallons of ethanol.

             Step 5.  By-Product Recovery
                   - Objective: The use of heat and mechanical processes to process non-fermentable corn components into saleable feed products.

                   a. The stillage leaves the bottom of a distillation column and travels to the centrifuge where it is separated into cake (wet solids) and thin stillage (liquid).
                   b. Evaporators boil away most of the moisture in the thin
                      stillage leaving a thick syrup containing all of the dissolved solids from the mash.
                   c. The syrup is mixed with the centrifuge cake and the
                      mixture is dried to about 10% moisture for sale as Distillers Dried Grains with Solubles (DDGS), a high value animal feed.

             Generally, one 56 pound bushel of No. 2 yellow corn yields about
             (1) 2.6-2.8 gallons of 200 proof ethanol, (2) 17-18 pounds of DDGS, and (3) 17 pounds of carbon dioxide. The plant's significant components and capacities are detailed as follows:

             Plant Components/Capacities:

                   a. Processing: 110,000 gallons/day or 40 million
                      gallons/year.

                   b. Building Components:

                                                       Approximate                                 Exterior
                           Component(1)               Dimensions(2)      Main Floor Size(3)        Wall Height(4)
                           ------------               -------------      ------------------        --------------
                      1.   Process/Distillation
                             Buildings
                           -   Process Bldg.          120' X 246'        29,540 s.f.                   56' 6"
                           -   Mechanical Bldg.        80' X 190'        17,120 s.f.                   20'
                           -   Distillation Bldgs.     72' X  76'         4,245 s.f.               58' 1" -71' 8"
                           -   Process Office          35' X  90'         3,180 s.f.                   13'
                                                                         ------
                               Total                                                 54,085 s.f.

                      2.   Grains Building
                               - Receiving/Holding
                               Bldg.                  100' X 136'        13,804 s.f.                   36'
                           -   M.C.C. Bldg.            21' X  36'           756 s.f.                   11'
                                                                         ------
                               Total                                                 14,560 s.f.

                      3.   Scale Building              19' X  50'                     1,108 s.f.       10' 4 1/2"

                      4.   Administration Bldg.        39' X  92'                     3,645 s.f.       10' 4 1/2"
                                                                                     ------

                           Total Floor Area                                          73,398 s.f.

                      (1)  Listed in order as to correspond to enclosed plans.
                      (2)  Width X length. Dimensions not all inclusive.
                      (3) As detailed on individual component plans. "Site Plan with Building Sizes" exhibit indicates slightly different sizes for some buildings.
                      (4)  Generally from finish floor to top of eave.


                   c. Needed Transportation:  90 tankers or 30 rail cars/week.

                   d. Corn Grind: 40,000 bushels/day or 14 million bushels/year.

                   e. Water Requirements: 650,000 gallons/day or 227,500,000
                      gallons/year.

                   f. Scale:  110' length with 60 ton capacity.

                   g. Rail:  Two main lines - 2,600' track

                   h. Corn Receiving: 2-15,000 bushels/hr. systems, each with
                      800 bushel/23' 6" long pits to accommodate simultaneous unloading of two hopper tailers.

                   i. Corn Storage: 2-90' diameter, 430,000 bushel bins and one
                      36' diameter, 53,000 bushel bin (off-speck corn) - total storage capacity will be 913,000 bushels.

                   j. Hammermill: 500 h.p. rated @ 130,000 lbs/hr. - normal rate is 93,500 lbs/hr.

                   k. DDGS Storage: 4,000 tons, 112' high concrete silo with
                      bottom bulk weigher load-out rated at 240 tons/hr. Conveyed to silo by 28" duct.

                   l. DDGS Production:  350 tons/day or 120,000 tons/year.

                   m. Ethanol Tank Farm: 2-1 million gallon denatured storage tanks
                                         2-190,000 gallon 190 proof storage
                                           tanks
                                         l-60,000 gallon unleaded gasoline tank

                   n. Cooling Tower Circulation Rate: 18,000 gallons/minute
                      (gpm).

                   o. Water Treatment: Mechanical building houses 3-2,000
                      horsepower fire-tube boilers (two in operation, one on standby) 2 air compressors, and water treatment equipment. Water treatment includes a dual R.O. system and green sand filters. Green sand filter backwash water connects to a settling basin before being discharged with the R.O. concentrate water and cooling tower bleed-off water. R.O. water is used primarily for cooling tower make-up and boiler make-up. Process wastewater is filtered and run through a separate R.O. in the mechanical building to be purified into boiler make-up water. The concentrate from this R.O. is sent through the methanator and then used as part of the water needed to slurry the corn flower. (Hence, zero discharge of process wastewater.)

                   p. Miscellaneous:

                      -   Blender, hot slurry tank, CIP scanner, T-jet.
                      - Cook tube, flash tank, 3-stage liquefaction with 2 hours retention.
                      - Dual interchangers so one can be cleaned while other is in service.
                      -   2-stage saccharification system.
                      -   Post-sach dual interchangers and dual mash coolers.
                      - Clean-in place (CIP) system. Fermenters, coolers, interchangers, all set up for automated CIP-ing.
                      - Four 550,000 gallon fermenters, each with circulation pump and external cooler.
                      -   Yeast Tank.
                      - Bulk enzyme storage tanks behind fermenters along wall.
                      -   Acid and Caustic Storage.
                      - Fermentation CO(2) scrubber with cooled recirculation and fresh water sections.
                      - Four "Westfalia" CB505 horizontal decanter centrifuges.
                      - Two I.C.M. direct fired rotary dryers, discharge to a common stack 175' tall. Boiler stack gas is ducted here to provide part (about 10%) of energy requirements.
                      - Four-stage plate type evaporator. Excess steam is used in distillation.
                      -   Distillation and molecular sieve.
                      -   Beer well, syrup, and thin stillage tanks.

             The industry specifications for the furniture, fixtures, and equipment (FF&E) were not provided. Rather, the equipment description is best detailed by referencing the borrower/owner provided "Contract Schedule of Values" (complete copy enclosed in the following Cost Approach) and the previously referenced "Millwright and Mechanical Package" plans. The plans accurately depict the location of the equipment throughout the plant but, again, specific details are not provided. Even so, the information provided through the combination of these two sources is sufficient for this analysis. It can only be assumed that the building components and equipment will be properly sized for the plant's planned capacity.

             Generally, the major building enclosures will be steel framed with colored steel exterior wall and roof covering, poured concrete ground level floors, considerable structural support steel for mounting necessary equipment and fixtures, and generally unfinished production areas with the exception of insulation and liners. The only exceptions would be the finished office areas, employee areas, control room and lab, scale building, etc. Lastly, it can only be assumed that the collective design and utilization will result in an efficiently operated ethanol fuel plant as the project developer or Broin & Associates are industry leaders in this particular market segment. (Further specifics relating to their background will be detailed in the following Highest and Best Use Analysis.)

             Again, reference to the enclosed exhibits more accurately depict the plant's design, layout, and even the plant equipment's location and use. The following details primarily the main building component's structural and finish components. Their perceived overall quality, physical condition, and functional utility will also be addressed in this discussion.

       6.    Structural Description:

             a. Basic Frame: A nationally known cost service or MARSHALL VALUATION SERVICE (MVS) classifies the building's basic construction as predominantly Class "S" with the exception of the scale and administration buildings. Class S construction is detailed by MVS as being primarily incombustible construction featuring generally pre-engineered metal frame buildings with metal exterior wall and roof cover. The scale and administration buildings are classified as Class "D" structures or buildings generally having wood frame or combustible construction components. The majority of the following description will apply to the process/distillation and grains buildings as they comprise 93.5% of the total floor area. The specific details for the scale and administration buildings will follow.

             b. Foundation Walls: Generally 18" wide poured concrete foundation walls set on poured concrete spread footings below the frost line.

             c. Floor Structure: Six inch poured concrete slab over compacted base.

             d. Exterior Wall Construction and Finish: Rigid steel frame with metal panel exterior wall cover. Generally, all interior walls are then insulated with the bottom 10' covered with a panel liner.

             e.   Roof Structure: Rigid steel frame.

             f. Roof Insulation and Cover: Batt insulation sealed with vapor barrier. Roof cover is metal panels. Complete gutter and downspout systems also installed.

       7.    Interior Construction and Finish:

             Generally, minimal interior finish exists in most of the process/distillation and grains buildings other than the 10' high panel liners. However, select areas to include needed office areas, rest rooms, labs, control rooms, etc. are finished with standard tile flooring, and painted drywall and/or metal wall cover and drywall and/or suspended ceiling cover.

       8.    Mechanical Systems:

             The ethanol process, in itself, generates most all needed heat throughout these buildings with the exceptions of controlled employee areas. These areas have forced air heat with central air conditioning. Additionally, all plumbing, electrical, lighting, and complete wet fire protection system installed to service the plant.

       9.    Scale and Administration Buildings:

             These two buildings will feature standard 2"x6" wood frame exterior wall construction with insulated poured concrete foundation walls and spread footings, four inch poured concrete floor over compacted base, brick veneer exterior wall cover with the exception of metal siding around the eave areas, and asphalt shingled roof cover. Interior will feature carpet and vinyl floor covering, painted drywall walls, and a suspended acoustical tile ceiling. HVAC will be provided by gas forced air furnaces with central air conditioning. Additionally, all other electrical, lighting, and plumbing needs will be installed.

       10.   Quality of Construction, Physical Condition, and Functional
             Utility:

             a. Quality of Construction: The plans and specific construction details, input provided by the project developer or Broin & Associates, and even the inspection of the Dakota Ethanol Plant located at Wentworth, South Dakota, suggest that "good" quality will be apparent in this completed processing facility. Specifically, the project developer or Broin & Associates, Inc. have extensive knowledge in developing this particular facility. Thus, this completed plant will have quality equal to, if not exceeding most competitors within the ethanol processing industry.

             b.   Physical Condition: New

             c. Functional Utility: The last major building component that has a significant impact on the property's overall appeal and marketability is that of functional utility. Functional utility is the ability of the improvements to be useful and to perform the function for which they were intended according to current market tastes and standards; the efficiency of a building's use in terms of architectural style, design and layout, traffic patterns, and the size and type of rooms. (This definition was paraphrased from the Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION, page 155.)

                  Again, the project developer has incorporated a state-of-the-art design which is undoubtedly consistent with or, most likely, superior to the current market parameters for this particular market segment. Reference to the enclosed site plan will indicate that the plant even has the capability of being expanded as allowances have been made for additional corn and DDGS storage facilities. A virtual replica of this facility was recently completed in Wentworth, South Dakota, and, from all indications, the design or functional utility has been exceptional. Thus, the market would also perceive this completed plant as having exceptionally good functional utility.

             d. Summary: The completed plant will be new and offer quality and functional appeal exceeding that normally found in this particular market segment, especially if compared to older ethanol plants. Considered collectively, the subject property's overall appeal and marketability will be favorably impacted by the completed improvements good characteristics.

       11.   Age:

             a.   Historical: New

             b.   Effective Age: New

             c. Estimated Remaining Economic Life: A nationally recognized cost manual or MARSHALL VALUATION SERVICE (MVS) reports on the observed typical life expectancy of most types of improvements. Ethanol processing plants are not specifically detailed. However, it references manufacturing facilities with most Class S manufacturing facilities having life expectancies of about 40-50 years. This estimation of life expectancy was based on appraisers' opinions and studies of actual mortality, condition of survivors, and ages at which major reconstruction or change of occupancy have taken place. These life expectancy studies do not include cases of mortality from economic obsolescence or poor business management. As detailed in
                  Section 97, page 5 of MVS, "(SOME OCCUPANCIES, SUCH AS HOTELS, FAST FOOD RESTAURANTS, SERVICE STATIONS, ETC. ARE COMPLETELY REMODELED OR REBUILT LONG BEFORE THE END OF THEIR USEFUL LIFE AS A MATTER OF MARKETING POLICY.)" ECONOMIC life should not be confused with an estimate of remaining physical life. Economic life refers to the period of time in which improvements are anticipated to contribute value to the site, while PHYSICAL life refers to the period of time that the improvements are anticipated to physically exist. The subject improvement's REMAINING ECONOMIC life should approximate 40-50 years as they will be new. The estimate of remaining economic life is important because lenders typically require a remaining economic life equal to or exceeding the term of a loan.

       12.   Floor Plans:

             The floor plans, the appropriate copies are located in the Addenda, were provided by the developer or Broin & Associates, Inc. Again, it must be emphasized that the appraisal will be based on the assumption that the improvements and furniture, fixtures, and equipment (FF&E) will be completed and/or installed per plans and specifications. Any significant deviation from the plans and specifications could render the appraisal and its results void. These plans provide considerably more specifics as it relates to the entire processing plant facility.

       13.   Representative Photographs of Similar Improvements:

             The following pictures, taken on September 18, 2001, are representative of the Dakota Ethanol Plant in Wentworth, South Dakota. This facility opened on August 1, 2001. These photographs provide a good visual representation of the subject improvement's respective composition and finish when complete.

                                  [Photograph]


            Dakota Ethanol plant overview looking south to southwest.



                                  [Photograph]


          Grains building, concrete DDGS storage silo, and corn storage buildings to the rear.



                                  [Photograph]


                       Close-up of grain storage buildings.

                                  [Photograph]


                     Close-up of DDGS concrete storage silo



                                  [Photograph]


                                Ethanol tank farm



                                  [Photograph]


      Corn conveying system between grain storage tanks and grains building

I.     REAL ESTATE TAXES AND SPECIAL ASSESSMENTS DATA

             According to South Dakota state law, a property's real estate taxes are based on a formula originating from the County Director of Tax Equalization's interpretation of the property's estimated "true and full value". As of the inspection date, the property has been assessed only as vacant land with Parcel A having a tentative 2002 taxable value of $15,051 or $531.84/acre and Parcel B having a taxable value of $4,379 or $528.23/acre. The exact assessment level for the completed plant has yet to be determined. The owner/borrower has projected real estate taxes of about $960,000. They are detailed in the Business Plan which will be referenced in the following discussion. This expense computes to 2% of the approximate project cost or $48,000,000. This projected expense is deemed reasonable; it is probable that it will even be less once the total assessment process is complete. As of the inspection date, no unpaid special assessment existed.

J.     HIGHEST AND BEST USE ANALYSIS

             The previous discussion detailed the area and neighborhood markets and the subject property. Again, the premise for this valuation analysis must be stressed. The first appraisal objective is to develop an opinion of the completed subject property's market value assuming fee simple ownership even though the site is leased. Within the fee simple ownership interest concept, the "subject site" has been identified as two parcels totaling 36.59 acres. Again, Parcel B comprising 8.29 acres has limited utility and is carried simply as surplus land or additional land that allows for future expansion of the existing improvements. For this reason, the two parcels totaling 36.59 acres will be considered collectively as the "subject site".

             The highest and best use analysis attempts to identify the most PROBABLE and PROFITABLE, COMPETITIVE use to which the market and property can support; key determinants to the concept of value. Highest and best use is a market driven concept based on evidence collected from general data and analyzed to develop an opinion of a property's value. In essence, the Highest and Best Use Analysis reconciles all the previously assembled market information into the foundation on which market value rests.

             HIGHEST AND BEST USE of the subject real estate, as it will be considered in this report, is defined as:

             THE REASONABLY PROBABLE AND LEGAL USE OF VACANT LAND OR AN IMPROVED PROPERTY WHICH IS PHYSICALLY POSSIBLE, APPROPRIATELY SUPPORTED, FINANCIALLY FEASIBLE, AND THAT RESULTS IN THE HIGHEST VALUE. THE FOUR CRITERIA THE HIGHEST AND BEST USE MUST MEET ARE LEGAL PERMISSIBILITY, PHYSICAL POSSIBILITY, FINANCIAL FEASIBILITY, AND MAXIMUM PROFITABILITY.
             (Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION: 171)

       Conclusions of highest and best use for real estate are normally made according to two premises. The first premise assumes that the site is VACANT and AVAILABLE for development and the second premise addresses the highest and best use of the site AS IMPROVED. In most cases, as long as the value of the improved site is greater than the value of the unimproved site, the highest and best use of the site is as improved.

             The highest and best use of a specific property is shaped by the competitive forces within the market location and, therefore, the analysis and interpretation of highest and best use is an economic study of those market forces focused on the subject property. Thus, the four criteria that formulate a property's highest and best use, as specified in the definition, must be detailed and are normally considered sequentially. The first two tests of legal permissibility and physical possibility MUST be applied before the remaining tests of financial feasibility and maximum productivity. Again, the four criteria formulating a property's highest and best use are:

             1. Legally permissible: What uses are permitted by zoning and deed restrictions on the site in question?

             2. Physically possible: What uses of the subject site are physically possible as dictated by the physical aspects of the site itself?

             3. Financially feasible: Which possible and permissible uses will produce a net return to the owner of the site?

             4. Maximally productive: Among the feasible uses, which use will produce the highest net return or highest present worth?

       These four criteria are now detailed and applied to the subject site according to the premise that it is vacant and available for development and it is improved to its present or proposed state of improvement.

       HIGHEST AND BEST USE AS VACANT:

             Under this premise, the site's highest and best use AS THOUGH VACANT is defined as:

             AMONG ALL REASONABLE, ALTERNATIVE USES, THE USE THAT YIELDS THE HIGHEST PRESENT LAND VALUE, AFTER PAYMENTS ARE MADE FOR LABOR, CAPITAL, AND COORDINATION. THE USE OF A PROPERTY BASED ON THE ASSUMPTION THAT THE PARCEL OF LAND IS VACANT OR CAN BE MADE VACANT BY DEMOLISHING ANY IMPROVEMENTS.
             (Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION: 171)

       The four criteria formulating the site's highest and best use, assuming it were vacant, are now applied:

       1.    Legally Permissible:

             The first step in determining the subject site's highest and best use, assuming it were vacant, is addressing legal considerations or private restrictions, zoning, building codes, environmental regulations, etc. Typically, the most obvious legal consideration that affects development of a particular site is zoning. The previous discussion detailed that the subject site is zoned "C-I or Commercial/Industrial". This commercial zoning district allows a significant number of commercial and/or industrial uses but all are allowed only through a conditional use permit. The only permitted uses are those allowed in the agricultural zoning district. No other legal considerations were noted that would restrict site development.

       2.    Physically Possible:

             The two most significant subject site characteristics that would readily impact its probable use(s) would be that of site size and site location. Most other physical site characteristics relating to elevation, drainage, site preparation, and even the site encumbrances would not have a measurable impact on probable uses. The site size at 36.59 acres is sufficient so that single or multiple uses would be possible. Regardless of the probable number of uses that could exist, its location or two miles northwest of the city limits of Big Stone City is still deemed a predominantly agricultural use area.

       3.    Financially Feasible:

             The predominant land use outside the city limits is that of agricultural farmland with the exception of scattered rural residences and scattered commercial/industrial single land users. The subject site is located next to one of the area's largest commercial land users or the Big Stone Power Plant, built in 1975. Thus, 26 years was needed before another somewhat similar commercial/industrial user located to this area. Essentially, the majority of the area land has been and continues to be agricultural in nature. Thus, the location still suggests continued agricultural use as being probable.

       4.    Maximally Productive:

             Selecting one particular use available within the broader agricultural market that would be maximally productive is dictated by the current balance of supply and demand. As previously noted, the site's zoning allows for commercial and/or industrial users but the likelihood of this type of development occurring is greatly minimized by the limited demand. Thus, the site's rural location suggests that continued agricultural use would be probable until such time that, IF and WHEN demand so evolved, the site would be commercially or industrially developed.

       5.    Site's Highest and Best Use Conclusion if Vacant:

             Based on the preceding analysis, the subject site's highest and best use, if vacant, is concluded to be agricultural related development. This use is legally permitted, physically possible within the site's constraints, financially feasible, and demand would still be sufficient within the area market to represent maximum economic productivity.

       HIGHEST AND BEST USE AS IMPROVED:

             The second premise addresses the site's highest and best use AS IMPROVED, defined as:

                  THE USE THAT SHOULD BE MADE OF A PROPERTY AS IT EXISTS. AN EXISTING PROPERTY SHOULD BE RENOVATED OR RETAINED AS IS SO LONG AS IT CONTINUES TO CONTRIBUTE TO THE TOTAL MARKET VALUE OF THE PROPERTY, OR UNTIL THE RETURN FROM A NEW IMPROVEMENT WOULD MORE THAN OFFSET THE COST OF DEMOLISHING THE EXISTING BUILDING AND CONSTRUCTING A NEW ONE. (Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION: 171)

       The analysis of highest and best use as improved applies the same four tests of legal permissibility, physical possibility, financial feasibility, and economic profitability to the subject site as proposed or presently being improved or that of an ethanol fuel plant.

       1.    Legally Permissible:

             The subject site is being improved with an owner occupied ethanol fuel plant or a use that is allowed only through a conditional use permit by zoning. The March 12, 2001, teleconference meeting of the Grant County Planning Commission approved the use. No other known unusual easements or other legal restrictions exist that would prohibit the completed subject improvement's development and/or continued use. Thus, legal permissibility is suggested.

       2.    Physically Possible:

             The four previously detailed building components will total 73,398 square feet of main floor footprint area but it does not include the grain storage buildings. Even so, the building components will occupy only about 6% of Parcel A. More importantly, the completed plant's physical design, site placement, and access are entirely appropriate within the site's physical constraints. Thus, the site's proposed use or that of an ethanol fuel plant is physically possible.

       3.    Financially Feasible:

             The anticipated market value of the improved site or that of a 40 million gallon ethanol fuel plant will far exceed the site's market value, if it were vacant. The following analysis will detail that the site's underlying market value is insignificant at about $20,000-$30,000 as compared to a total project cost approximating $45-$50 million. This ethanol plant will have the capability of generating income (in this particular property it would be in the form of business income generated by operation of the plant to include both the improvements and non-real property items) in excess of supporting the site's underlying market value, as will be demonstrated in the following Income Analysis. The subject site's improved state or that of an ethanol fuel plant will conform to the neighborhood's already established site uses. Specifically, the adjacent land user or the Big Stone Power Plant offers a similar use and other, more localized commercial/industrial users are noted throughout the broader market. Lastly, the owner/borrower/developer is, evidently, of the opinion that the local market is sufficient to support the proposed use as being financially feasible. Thus, disregarding the site's proposed use or that of an ethanol fuel plant is not realistic, implying that this proposed use is financial feasible.

       4.    Maximally Productive:

             The subject site's proposed use or that of a 40 million gallon ethanol fuel plant is legally permissible, physically possible, and all indications are that it should be financially feasible. Even so, a sufficient overview of the overall ethanol market should be presented to determine if, when complete, the use will be maximally productive. This overview should include some insight as to the national, regional, and local ethanol market using available information. Much of the following information was paraphrased and/or copied from various internet websites relating to the ethanol fuel industry. These sources include the American Coalition for Ethanol (ACE), Broin & Associates website and related links, the Renewable Fuels Association (RFA), etc.

             HISTORY - Ethanol has been around since ancient times when it was used primarily as an intoxicating drink. During the late 1800's, ethanol in the United States was used primarily for lamp fuel with sale exceeding 25 million gallons per year. The first large scale use of ethanol as a fuel occurred during the early 1900's when petroleum supplies in Europe were short. In the U.S., Henry Ford's Model T and other early 1920's automobiles were originally designed to run on alcohol fuels. Hitler and the U.S. relied on ethanol to power their armies during

             World War II. After World War II, oil prices decreased which caused the use of ethanol to decrease. The limited use of ethanol continued until the oil crisis developed in the 1970's.

             Increased use of ethanol as a fuel has grown significantly since the late 1970's. It was first used as a product extender because of gasoline shortages. In 1973, the Organization of Petroleum Exporting Countries (OPEC) caused gasoline shortages by increasing prices and blocking shipments of crude oil to the United States. The OPEC action called attention to the fact that the United States was extremely dependent on foreign oil. The focus shifted once again to alternative fuels such as ethanol. At that time, gasoline containing ethanol was called gasohol. Later, when gasoline was more plentiful, ethanol was introduced to increase the octane rating and the name gasohol was dropped in favor of names reflecting the increased octane. Unleaded plus or super unleaded are two examples of names used today.

             Ethanol, when used as a gasoline component, improves combustion and reduces carbon monoxide emissions. Use of ethanol benefits the areas of the U.S. that are considered to exceed Environmental Protection Agency air quality standards during the winter months. Some studies have indicated that, used in a correctly formulated fuel, the use of ethanol can also reduce emissions which contribute to the formation of smog.

             More recently, ethanol supporters have focused attention on other advantages. One of these advantages is ethanol's ability to provide octane while replacing other environmentally harmful components in gasoline. Other studies suggest that using ethanol can slow global warming. Ethanol reduces imports by replacing imported gasoline and crude oil. Reducing gasoline and crude oil imports reduces American dependence on foreign oil. According to a recent poll conducted by Research Strategy Management, 75% of American voters believe that the country needs to do something to reduce its dependence on foreign oil.

             Today, ethanol is widely used and available in most areas of the U.S. Ethanol is contained in over 11% of all gasoline sold in the United States. It is or has been marketed by such companies as Exxon, Sunoco, Texaco, Amoco, Mobile, ARCO, Super-America, Chevron, Union, Shell, and Phillips, as well as numerous independent marketers. Since ethanol was first sold in 1978, American consumers have driven more than two trillion miles (80,000 trips around the world) on ethanol blended gasoline.

             The 1990's experienced the introduction and operation of flexible fuel vehicles (FFV). FFV vehicles are capable of operating on E-85, which is a blend of 85% ethanol and 15% unleaded gasoline. The Ford Taurus FFV car was introduced to Iowa in 1996 and was used in the state fleet and by some city governments. They became available commercially shortly thereafter. FFV's, designed for versatility, will operate on unleaded gasoline or any mixture of gasoline and ethanol up to an 85% blend.

             The key component in a flexible fuel vehicle is a sensor which determines the percentage of ethanol in the fuel and, with the help of a computer, makes adjustments automatically for best performance and emissions. Beginning with the 1998 model year, Chrysler offered FFV minivans. Ford continues to offer the Taurus and added Windstar and Ranger in 1999. Explorer and Sport Trac were offered in 2001. General Motors Chevrolet S10 and Sonoma, Isuzu Hombre, and Mazda B3000 were offered in an FFV version beginning in 2000.

             Two specific pieces of federal legislation, the Clean Air Act Amendments of 1990 and the Energy Policy Act of 1992 mandated the phased-in adoption of cleaner-burning vehicles. These federal laws required that state, municipal, and private fleets must meet stricter emission guidelines starting in 1998. One way this was accomplished was by replacing existing vehicles with newer technology like flexible fuel vehicles. One portion of the law requires 70% of all new fleet vehicle purchases meet these new standards in 2000.

             Auto manufacturers were also required to meet the new standards. Beginning in 1996, new model vehicles were equipped with on-board diagnostic monitoring systems capable of

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                                                                              49

             monitoring tailpipe and evaporative emissions. New computer technology made this possible.

             WHY ETHANOL NOW? - Ethanol use and production has increased considerably during the 1980's and 1990's. Growth in use of the E-10 blend has taken place because the fuel performs well in automotive engines and is competitively priced with "conventional" gasoline.

             Proponents of ethanol have identified additional reasons for increased production and use, especially in the Midwest:
                  1. It is in the national interest to reduce dependence on oil imports. Trade deficits are decreased and it allows for a dependable source of fuel if supplies would be cut off by unfriendly countries.
                  2. Farmers see an increased demand for corn which helps stabilize prices.
                  3. The quality of the environment improves. Carbon monoxide emissions are reduced and lead and other carcinogens (cancer causing agents) have been removed from gasoline.
                  4. Car owners gain from increased octane in gasoline which reduces engine knock. It also absorbs moisture and cleans the fuel system.

             Those who challenge the use of ethanol as a fuel and challenge the incentives for ethanol argue that:
                  1. It is more important to use grain for food to reduce world hunger than to use ethanol as a fuel.
                  2. The ethanol industry should not receive more favorable incentives than manufacturers of other fuels.
                  3. It damages or plugs fuel system components on some vehicles and causes vapor lock, especially in hot weather.
                  4. Foreign oil imports are reduced only slightly because of ethanol use.
                  5. It does little to reduce emissions and improve the environment.
                  6.  It reduces motor fuel tax for ethanol blends.

             WORLDWIDE - Other countries are either producing and using ethanol in large quantities or are providing incentives to expand ethanol use. Brazil and Sweden are using large quantities of ethanol as a fuel. Some Canadian provinces promote ethanol use as a fuel by offering subsidies of up to 45 cents per gallon of ethanol. India is in the beginning stages of initiating the use of ethanol as an automotive fuel. In France, ethanol is produced from grapes that are of insufficient quality for wine production.

             Prompted by the increase in oil prices in the 1970's, Brazil introduced a program to produce ethanol for use in automobiles in order to reduce oil imports. The production and use of ethanol, a renewable fuel made from agricultural products, increases economic activity, creates jobs, helps to stabilize commodity prices, and boosts farm income. It can help us become independent from imported oil and improve our balance of trade.

             THE NATIONAL SCENE - The ethanol industry contributes positively to the U.S. economy, particularly rural communities where ethanol production is based. The economy is increased by providing direct and indirect jobs and increasing corn prices and rural income. The U.S. Department of Agriculture has concluded that a 100 million gallon ethanol facility could create 2,250 local jobs for a single community.

             A report by the Renewable Fuel Association about the economic outlook of the U.S. ethanol industry over a seven year period, 1996 to 2002, concluded:

             - The ethanol industry will add more than $2 billion per year to the entire U.S. economy. The goods and services purchased by ethanol producers represent increased demand for other industries. These include purchases of grain, natural gas, electricity, water, telephone, and accounting and legal services.

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             -    Net farm income for crop producers will be $2.2 billion, or nearly 3% higher, each year because of ethanol production. Increased demand for grain grown by American farmers provides market support for prices and incomes.
             - Ethanol supports 55,000 jobs. Ethanol production directly accounts for over 5,800 jobs in the food/fuel processing industry in 17 states. Additionally, the spending by ethanol manufacturers on goods and services indirectly supports an average of 48,900 jobs annually throughout all other industries in the entire economy. Increases in ethanol production offer enormous potential for overall economic growth and additional employment in rural communities where ethanol production is often based.
             - Ethanol production will increase total household income by $12.5 billion over the next seven years. The ethanol industry directly pays $277 million in wages to employees. These employees and their families spend this income, thereby creating demand. The indirect impact of ethanol production adds another $1.8 billion to household income annually.
             - Ethanol generates $555 million of net tax revenue for the Federal treasury annually through personal and business income tax collections. Additional revenues, provided by taxes on household and farm income that are generated and supported by the ethanol industry, offset the cost of the partial ethanol excise tax exemption for ethanol-blended gasoline.
             - Ethanol contributes over $2 billion annually to the U.S. trade balance. The U.S. currently imports 54% of its petroleum demand. Use of ethanol reduces the trade deficit by about $1.3 billion annually by replacing imported MTBE. Another $800 million is gained annually due to export of the by-products of ethanol, corn gluten feed and gluten meal.

             According to the American Coalition for Ethanol, more than $3 billion has been invested in 60 ethanol production facilities operating in 20 different states across the country. Additionally, news reports have stated that: (1) The federal government has devoted $300 million to reimbursing farmers for production costs if they join cooperatives to produce renewable fuels. (2) President Bush's agenda includes creating a national energy policy, a positive sign for renewable fuels. Bush has a strong record of support for ethanol. As governor of Texas, Bush joined the Governor's Ethanol Coalition, which now has Nebraska Gov. Mike Johanns as its chairman. (3) President Bush has endorsed a continuation of the ethanol program that gives gasoline marketers and blenders a 5.3-cent reduction in the 18.3-cent federal tax on gasoline. Lastly, in a report unveiled by Johanns recently at a national ethanol conference, economist John Urbanchuk of Moorestown, NJ, estimated that quadrupling of ethanol production in the next 15 years would save U.S. consumers $57.5 billion a year, mostly by replacing imported oil.

             AGRICULTURE - Ethanol is made from farm-produced raw products which are usually in surplus. Corn is preferred in ethanol production and supplies most of the raw material needed. Ethanol production creates domestic markets for corn and, according to the USDA, ethanol production adds about 25 to 30 cents to every bushel of corn. Better prices mean less reliance on government subsidy programs and more income and independence for farmers. Ethanol production consumed about 600 million bushels of corn in 2000; ethanol production is the third largest user of corn, behind feed and export uses. Ethanol production uses about 7% of the nation's corn crop.

             As the domestic ethanol industry continues to grow, it is witnessing a surge in the construction of farmer owned ethanol production facilities. Farmers are realizing the added benefits to the ethanol industry through ownership of manufacturing plants.

             The production of ethanol does not mean less corn is available for food. Instead, ethanol production produces many valuable high protein food and feed co-products. An acre of corn (125 bushels) produces 313 gallons of ethanol, 1,362 pounds of 21% distillers grains, 325 pounds of 60% gluten meal, and 189 pounds of corn oil. Distillers grain can be used for feed in most every type of animal system and are used as a cost efficient, nutritional, digestible, and palatable protein feed for cattle, swine, and sheep. Approximately 1.4 billion tons of distillers grain is produced annually.

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             PRODUCTION AND PRICE - Advances in technology in ethanol production process has substantially reduced costs. A shift to larger production plants along with improved yeast strains and enzymes have reduced cost by more than 50 percent. These innovations have lowered production costs from $1.40 per gallon in 1980 to less than $1.00 in 2001. Still newer plants and improved technologies have further reduced costs to an approximate current average price of $1.09 to produce one gallon of ethanol. This trend is expected to continue. The cost of producing ethanol will also be affected by corn yields, corn costs, and markets for co-products.

             Consumer prices at the service station pump for E-10 ethanol blend is usually the same price per gallon as unblended fuel. This is also true for E-85 blends. The price at the retail gas pump reflects federal and state tax exemptions, loan guarantees, and other government subsidies.

             Offsetting the cost of these tax incentives is a reduction in farm subsidies and the increase of tax revenues. According to the U.S. Department of Agriculture, if ethanol use does not continue to grow, "deficiency payments for corn and other program crops will increase by $580 million for crop year 1998 and $740 million by the year 2000"-more than the cost of the tax incentives. The economic activity attributable to the ethanol industry will generate $3.5 billion in additional income tax revenue over the next five years -- $1 billion more than the cost of tax exemptions. The U.S. ethanol industry will create a net gain to the taxpayers of almost $4 billion over the next five years.

             The oil industry began receiving federal subsidies as early as 1916 to promote development of an energy industry. As the oil industry became more profitable, the subsidy payments continued. In 1984, the oil industry received over $8.5 billion from the federal government. During the same time period, renewable fuel industries -- solar, wind, geothermal, hydropower, and alcohol fuels -- received only $1.7 billion.

             The preceding suggests that sufficient demand should continue for the ethanol industry into the near future. According to the National Corn Growers Association, the market is ripe for expansion opportunities with their goal to add an additional 600 million bushels of ethanol production over the next ten years. A sufficient supply of raw product or corn exists nationwide and, if the prices can be enhanced by any measurable amount, production would even increase. Since 1981, ethanol production has increased from 175 million gallons to record production of 1.63 billion gallons in 2000 with more than 1.8 billion gallons anticipated for 2001 from more than 50 ethanol producing facilities operating in 20 different states.. The majority of the this growth has been within the last decade as ethanol production increased from 900 million gallons to the 1.63 billion gallons or an increase of 81%. According to an August 7, 2001, news release from the Renewable Fuels Association
             (RFA), more than a dozen ethanol plant facilities have opened since 1999 and six major expansions to existing facilities were completed. To date, 57 ethanol plants can produce over 2 billion gallons of ethanol per year. Eleven additional ethanol plants are under construction with a combined annual capacity of 245 million gallons, 34 existing companies are undergoing expansion totaling 235 million gallons, and dozens of additional proposed production facilities across the country are in various stages of development, engineering, and financing. Annual ethanol production capacity is expected to reach 3.5 billion gallons in 2003. Ethanol-blended fuel sales now represents over 11% of all automotive fuels sold in the United States. As stated by Ron Miller, Chairman of the Renewable Fuels Association, "NEW PLANTS SCHEDULED TO BEGIN PRODUCTION IN 2001 WILL CONTRIBUTE TO THE INDUSTRY'S ABILITY TO RESPOND TO GROWING MARKET DEMAND FOR CLEAN BURNING OCTANE AND OXYGENATES. IMPORTANTLY, THESE NEW FACILITIES WILL PROVIDE MUCH-NEEDED ECONOMIC STIMULUS TO RURAL COMMUNITIES FACED WITH RECORD LOW COMMODITY PRICES AND SHRINKING EXPORT MARKETS."

             ETHANOL IN SOUTH DAKOTA (paraphrased from the South Dakota Corn Growers website) - Although the State of South Dakota does not mandate gasoline outlets to sell ethanol, nearly all gasoline outlets offer consumers the choice to purchase gasoline containing 10% ethanol.

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             In addition, a number of stations across the state also offer consumers the choice to purchase gasoline containing up to 85% ethanol for specially designed flex fuel vehicles. Consumers should feel secure knowing that ethanol blends of up to 10% are approved under the warranties of all major auto manufacturers, domestic and foreign, marketed in the U.S.


             Beyond gasoline outlets selling ethanol, South Dakota has and is achieving success with the planning and development of ethanol plants in various parts of the state. Part of the reason ethanol has achieved a large degree of success is attributable to the creation of the ethanol producer incentive fund, which sustains ethanol's development in the state and South Dakota's $.02 per gallon fuel tax exemption for ethanol blends. (According to the borrower's Business Plan, "THE STATE OF SOUTH DAKOTA PROVIDES A PRODUCTION INCENTIVE OF TWENTY (20) CENTS PER GALLON UP TO A MAXIMUM $1 MILLION PER YEAR. A PLANT IS ELIGIBLE TO RECEIVE A MAXIMUM OF $10 MILLION." In 1999, South Dakota produced 16 million gallons of ethanol. Beginning the twenty-first century, South Dakota will produce 68 million gallons of ethanol. South Dakota's annual ethanol production is projected to total 218 million gallons by 2004.

             South Dakota currently has four ethanol plants operational in the communities of Aberdeen, Huron, Scotland, and Wentworth. These four plants are capable of producing 68 million gallons of ethanol annually. In addition to these plants, other ethanol plants are in various stages of development; in the communities of Watertown, Rosholt, and Milbank, plants are under construction; in Chancellor they will be breaking ground in the spring of 2002; Pierre is just ready to start selling shares; and Mitchell is in the research stages of the project. If all these plants come to fruition, South Dakota will have the capability of supplying over 258 million gallons of ethanol annually to South Dakotans and their counterparts across the U.S.

             DEVELOPMENT OF SUBJECT PROPERTY OR NORTHERN LIGHTS ETHANOL PLANT (Much of the following information was detailed in the borrower's "Business Plan".) Northern Growers Cooperative, now known as Northern Lights Ethanol, LLC (NLE), stemmed from a steering committee that was formed by several area corn farmers and the civic leaders in the Grant County area. This group focused on the low prices paid to producers for agricultural products. The steering committee began researching the possibility of constructing and operating a dry mill ethanol plant in the Grant County, South Dakota area. The committed elected a temporary Board of Directors and established a non-profit corporation to study the feasibility and profitability of a plant within the area. This study included tours of various corn production facilities in the area, availability of critical elements to a successful plant such as rail service, water quality, low cost power, site drainage and other factors.

             The vision eventually evolved into the formation of a limited liability corporation and membership stock was then sold with a minimum purchase of 5,000 shares per member available. The equity drive raised $18,520,000 with about 700 members. Northern Lights Ethanol then selected Broin Enterprises, Inc. and its affiliates to design and build the facility (through their affiliate Broin & Associates, Inc.), to manage the business operations and facilities (Broin Management, LLC), and market the ethanol (Ethanol Products,
             LLC).

             BROIN ENTERPRISES, INC. (BEI) owns and operates an 8.5 million gallon per year fuel ethanol plant in Scotland, South Dakota. BEI employs 32 individuals and has gross revenues in excess of $10,000,000 annually. In addition to producing ethanol, the plant generates 23,000 tons of Distillers Dried Grains and compresses more than 16,000 tons of Liquid Carbon Dioxide annually. BEI operates as a full scale production plant in addition to a research and development facility for ethanol process improvement projects. Owners of the company are Robert, Jeff, Todd, and Lowell Broin. The company has grown from 1 million gallons per year capacity to 8.5 million gallons per year capacity since its inception.

             BROIN AND ASSOCIATES, INC. (B&A) is an engineering and construction firm specializing in the design, engineering, construction, DCS system configuration, employee training, and plant start-up of new ethanol production facilities in the Midwest. Broin and Associates was

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             formed in 1991 to fulfill a need for knowledgeable, experienced individuals specializing in the design and construction of ethanol plants. A Contract for Future Services has been signed with Broin and Associates, Inc. Other projects completed to date by B&A include:

             1. The design, construction, and start-up of a 4 million gallon per year capacity ethanol plant for HEARTLAND GRAIN FUELS, L.P. in Aberdeen, South Dakota in April of 1993. The Aberdeen plant has been very successful to date. The facility was constructed $500,000 under budget, turned a profit in its first full month of operation, and operated at 20% greater than design capacity in its first year. The plant has since completed an expansion and is presently operating at 8.5 million gallons of production.

             2. In 1994, completed the expansion of the BROIN ENTERPRISES ethanol plant in Scotland, South Dakota, from 3 to 6 million gallons of annual capacity. It is currently operating at over
                  8.5 million gallons per year. The expansion has been very successful, operating at 115% of design capacity within 90 days. The Scotland facility also turned a profit in its first month of operation.

             3. In 1995, completed the design, engineering, construction oversight, DCS system configuration, employee training, and plant start-up services for the HEARTLAND CORN PRODUCTS 10 million gallon ethanol plant in Winthrop, Minnesota. The plant came on-line in April, reaching full capacity in just 8 days. The 16 day performance guarantee was completed 32 days later and the plant is currently operating at 60% over design capacity.

             4. In 1996, Broin and Associates completed the design, engineering, construction oversight, DCA system configuration, employee training, and plant start-up services for the AL-CORN CLEAN FUEL 10 million gallon ethanol plant in Claremont, Minnesota. The Al-Corn facility is the first in the country that uses traditionally high-yielding technologies and is not connected to a waste treatment facility. Operations have been very successful and the Al-Corn plant is currently operating in excess of 140% of design capacity.

             5. In 1997, Broin and Associates completed turn-key design and construction of an 11.5 million gallon per year ethanol plant for ETHANOL2000, LLP in Bingham Lake, Minnesota. The plant came on -line in late June and has been very successful. By December 31st, the plant was able to declare a $900,000 dividend after only six months of operation. The plant completed a $15,400,000 expansion in August 2000 increasing the nameplate capacity to 27 million gallons per year. Original $2.00 cooperative stock has recently been sold for $4.98/bushel.

             6. In 1998, Broin and Associates completed turn-key design, engineering, and construction oversight for the PRO-CORN LLC 12 million gallon ethanol plant in Preston, Minnesota. The plant reached nameplate capacity in only seven days, turning a profit in its first month of operation. The plant was able to declare a dividend after only four months of operation and is presently running at 60% over design capacity.

             7. Also in 1998, Broin and Associates completed turn-key design, engineering, and construction oversight for the AGRI-ENERGY LLC 12 million gallon ethanol plant in Luverne, Minnesota. The plant reached nameplate capacity in only six days, also turning a profit in its first month of operation. Operations at Agri-Energy have been highly successful, with the plant currently running in excess of 60% over design capacity.

             8. In 1999, Broin and Associates completed the turn-key design, engineering, and construction oversight for the EXOL 13 million gallon ethanol plant near Albert Lea, Minnesota. The plant came on-line in late March and was operating at design capacity in 5 1/2 days. The 10 day performance guarantee was completed in the first

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                  10 days of distillation operations. Within three weeks, the plant was operating in excess of 20% over design capacity. The plant is currently running in excess of 50% over design capacity.

             9. In 2000, Broin and Associates completed the turn-key design, engineering, and construction oversight for the NORTHEAST MISSOURI RAIN PROCESSORS, LLC 15 million gallon per year facility in Macon, MO. The plant came on-line on May 8, 2000. It is running at 115% of design capacity after only 2 months of operation and is improving weekly.

             10. In 2001, Broin and Associates designed and built three projects to include the GOLDEN TRIANGLE ENERGY, LLC (15 million gallon per year plant completed in February), DAKOTA ETHANOL, LLC (40 million gallon per year plant completed in August), and the EXOL plant expansion (13 to 36 million gallons per year).

             BROIN MANAGEMENT, LLC is a management firm with more than 17 years of experience in the ethanol industry. Ethanol facility operations, microbiological research, grain hedging, mass in-put purchasing, and on-going professional support are specialties of the group, along with expertise in the finance and income tax arenas. Current plants managed by the firm include ETHANOL 2000, BINGHAM LAKE, MN, PRO-CORN, PRESTON, MN, AGRI-ENERGY, LUVERNE, MN AND EXOL, ALBERT LEA, MN, NORTHEAST MISSOURI GRAIN, MACON, MO, GOLDEN TRIANGLE ENERGY, CRAIG, MO, AND DAKOTA ETHANOL, LLC, WENTWORTH, SD.

             ETHANOL PRODUCTS, LLC is engaged in marketing, supply, distribution, fuel blending, trading, risk management, and market development of fuel ethanol for use in motor gasoline throughout the United States. Their primary focus is to develop new value-added markets for ethanol and to improve the value of ethanol in existing markets. Knowledge of customers, suppliers, substitute products, and changing industry structure are important components of developing a successful marketing strategy. Ethanol Products advantages include concentrated experience and extensive market coverage in an affordable manner, the reliability of multi-point supply sourcing, and a diversified market base. It provides marketing for numerous plants in the region, allowing ethanol buyers to purchase ethanol from a single source. This "one call" sourcing will result in increased convenience, versatility, and security of supply for ethanol buyers and increased market knowledge and coverage for ethanol producers.

             The preceding discussion detailed that the subject site's proposed use or that of a 40 million gallon ethanol fuel plant is legally permissible, physically possible, financially feasible, and should be a productive use. The combination of a perceived favorable future ethanol market, knowledgeable ownership/management, a state-of-the-art processing plant, and a location providing needed product, transportation, labor force, etc. supports the observation that the subject site's proposed use or that of an ethanol fuel plant as being a definite probable use. This use definitely represents a maximally productive use as it will generate income far in excess of that needed to satisfy the return to the underlying site. The following detailed analysis of the income and expense projections also will conclude that the resulting net income is sufficient to support the total development costs. Thus, it is unlikely that any measurable functional or even external obsolescence will exist. For these reasons, it is determined that the subject site's proposed use or that of a completed ethanol fuel plant represents the site's highest and best use. This conclusion as to the site's highest and best use provides the basis for the following valuation process.

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                                                                              55

K.     VALUATION PROCESS (rev. 8-27-01)

             The previous discussion and analyses outlined the appraisal problem, detailed the subject's area market, neighborhood, and the specifics of the subject property, and concluded with a determination of the property's highest and best use. Achieving the goal of providing a reliable opinion of a property's going concern market value normally involves the three traditional valuation techniques or: (1) the Cost Approach, (2) the Sales Comparison Approach (also known as the Market Approach), and (3) the Income Capitalization Approach. These valuation techniques require the assemblage of market data pertaining to such factors as sale prices and asking prices of similar properties and unimproved tracts of land, cost data on similar construction, rental prices of similar properties, and current rates of return on similar investments.

             Each valuation technique used in developing a market value indication is not an independent system of valuation unrelated to the other approaches. The valuation process considered as a whole is comprised of integrated, interrelated, and inseparable techniques and procedures that have the common objective of providing a convincing and reliable market value indication. Each valuation technique normally references conclusions from the other technique(s). For these reasons, no predetermined sequence exists in the application of the three valuation techniques used in developing a market value indication.

             In this particular appraisal, only two valuation techniques used in developing a market value opinion will be utilized. The Sales Comparison Approach or a valuation technique that relies on the assemblage of similar property sales could not be used as few "similar" operating ethanol plants even exist and even within those that do exist, few, if any, have sold. Most state-of-the-art facilities have evolved only within the decade and, according to industry sources, none have sold. The alternative would be to use sales of similar use processing plants. However, the definite uniqueness of an ethanol fuel plant would create few similarities to most other types of processing plants. For these reasons, the Sales Comparison Approach could not be utilized.

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                                                                              56

             Not utilizing the Sales Comparison Approach does NOT constitute departure from the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP). Departure is invoked only when a valuation technique is applicable and is TYPICALLY used in developing the value opinion. Most market participants would not expect the application of the Sales Comparison Approach and most appraisal peers would not apply the Sales Comparison Approach.

             In this particular appraisal, only two valuation techniques or the Cost Approach and Income Capitalization Approach will be used in developing a market value opinion. Each technique is presented beginning with a brief explanation of the techniques and steps utilized. Data is assembled and analyzed, resulting in an indication of market value by each valuation technique. Finally, the market value indication by each valuation technique is evaluated and reconciled into an opinion of the subject property's going concern market value.

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L.     COST APPROACH (Rev. 9-26-01)

             The Cost Approach is based on the premise that a property's value tends to reflect the site's market value plus the current cost to produce all the improvements, less any existing depreciation. The basic underlying principle in the Cost Approach is that of substitution. It affirms that a prudent buyer will pay no more for a property than the cost to acquire a similar site and construct improvements of equivalent desirability and utility without undue delay. Simply, an improvement's cost as of the appraisal's effective date plus the underlying site/land value provides a measure against which prices for similar improved properties may be judged.

             The steps used in the Cost Approach are:

       1. ESTIMATE THE VALUE OF THE LAND AS THOUGH VACANT AND AVAILABLE TO BE DEVELOPED TO ITS HIGHEST AND BEST USE.

       2.    DETERMINE WHICH COST BASIS IS MOST APPLICABLE TO THE ASSIGNMENT:
             REPRODUCTION COST OR REPLACEMENT COST.

       3. ESTIMATE THE DIRECT (HARD) AND INDIRECT (SOFT) COSTS OF THE IMPROVEMENTS AS OF THE EFFECTIVE APPRAISAL DATE.

       4. ESTIMATE AN APPROPRIATE ENTREPRENEURIAL PROFIT OR INCENTIVE FROM ANALYSIS OF THE MARKET.

       5. ADD ESTIMATED DIRECT COSTS, INDIRECT COSTS, AND THE ENTREPRENEURIAL PROFIT OR INCENTIVE, TO ARRIVE AT THE TOTAL COST OF THE IMPROVEMENTS.

       6. ESTIMATE THE AMOUNT OF ACCRUED DEPRECIATION IN THE STRUCTURE AND, IF NECESSARY, ALLOCATE IT AMONG THE THREE MAJOR CATEGORIES:
             PHYSICAL DETERIORATION, FUNCTIONAL OBSOLESCENCE, AND EXTERNAL OBSOLESCENCE.

       7. DEDUCT THE ESTIMATED DEPRECIATION FROM THE TOTAL COST OF THE IMPROVEMENTS TO DERIVE AN ESTIMATE OF THEIR DEPRECIATED COST.

       8. ESTIMATE THE CONTRIBUTORY VALUE OF ANY SITE IMPROVEMENTS THAT HAVE NOT ALREADY BEEN CONSIDERED (SITE IMPROVEMENTS ARE OFTEN APPRAISED AT THEIR CONTRIBUTORY VALUE, I.E., DIRECTLY ON A DEPRECIATED-COST BASIS.)

       9. ADD THE LAND VALUE TO THE TOTAL DEPRECIATED COST OF ALL THE IMPROVEMENTS TO ARRIVE AT THE INDICATED VALUE OF THE PROPERTY.

       10. ADJUST THE INDICATED VALUE OF THE PROPERTY FOR ANY PERSONAL PROPERTY (E.G., FIXTURES, FURNITURE, AND EQUIPMENT) OR ANY INTANGIBLE ASSET VALUE THAT MAY BE INCLUDED IN THE COST ESTIMATE. IF NECESSARY, THIS VALUE, WHICH REFLECTS THE VALUE OF THE FEE SIMPLE INTEREST, FOR THE PROPERTY INTEREST BEING APPRAISED TO ARRIVE AT THE INDICATED VALUE OF THE SPECIFIED INTEREST IN THE PROPERTY.

             (Appraisal Institute, APPRAISAL OF REAL ESTATE, TWELFTH EDITION; Pg. 356)

             The first step in the Cost Approach is developing the site's MARKET VALUE OPINION, as if vacant and available to be developed to its highest and best use. The most common method in developing the site's market value is known as the Direct Market Comparison technique. This valuation technique is based on the assumption that an informed purchaser will pay no more for a site than the cost of acquiring a similar site with the same utility (again, the principle of substitution).

             The first indication of the subject site's probable market value would be the price/value IMPLIED in the contractual "Ground Lease Agreement". A synopsis of this lease includes:

             1. Lessor:       Big Stone-Grant Industrial Development &
                              Transportation, L.L.C.

             2. Lessee:       Northern Lights Ethanol, LLC

             3. Lease Commencement Date: May 1, 2001

             4. Initial Term: 99 years but with "lessee's option to terminate".
                              Specifically, "LESSEE SHALL HAVE
                              THE RIGHT, BY WRITTEN NOTICE TO LESSOR GIVEN AT LEAST 365 DAYS PRIOR TO: (A) THE EXPIRATION OF THE FIRST FIVE-YEAR PERIOD OF THE TERM OF THIS LEASE; OR (B) THE EXPIRATION OF ANY FIVE-YEAR PERIOD OF THE TERM OF THIS LEASE THEREAFTER, TO TERMINATE THIS LEASE AND SURRENDER ITS LEASEHOLD INTEREST UNDER THIS LEASE TO LESSOR, EFFECTIVE ON THE EXPIRATION OF THE FIVE-YEAR TERM AS SPECIFIED IN THE WRITTEN NOTICE..."

             5. Options:      None

             6. Rent:         Years 1-5: $2,400/year
                              Years 6-99: "THE
                              RENTAL TO BE PAID BY LESSEE UNDER THIS LEASE
                              AGREEMENT SHALL BE ADJUSTED ON JANUARY 1, 2006, AND EVERY FIVE YEARS THEREAFTER BY INCREASING THE RENTAL IN EFFECT DURING THE IMMEDIATELY PRECEDING FIVE-YEAR PERIOD BY FIVE PERCENT."

             7. Payment of Expenses: Tenant responsible for paying
                                      all expenses.

             Based on the preceding, the collected rent is "net" rent to the landlord in that the tenant is responsible for paying all expenses. The contractual rent can be "capitalized" into a market value indication applicable to the collective subject site or, again, about 36.59 acres. This capitalization process simply divides the net income by an appropriate return rate or overall capitalization rate or a valuation method commonly known as direct capitalization. (The direct capitalization methodology will be detailed in the following Income Approach.)

             Only two components are needed in formulating the site's market value indication through application of direct capitalization or (1) the net income and (2) an appropriate capitalization rate. Again, the contractual ground lease agreement is structured for a total of 99 years with fixed rent of $2,400 annual in the first five year segment with the rent increasing 5% per year for each additional five year segment. For the purpose of this analysis, the average annual rent over the 99 years of the lease will be used or about $4,000. This net income will then be capitalized using return rates or overall rates of 6% and 9%. The 6% land capitalization rate is more applicable to farmland, whereas, the 9% capitalization rate is more applicable to commercial or industrial land. (Support for these capitalization rates will be detailed in the following Income Approach.) The following details the application of this direct capitalization method to the subject site's net income, resulting in an indicated market value for the subject site:

             1.  Average Annual Rent                           $  4,000

             2.  Capitalized into Market Value
                 a.  Using 6% Rate:
                     $4,000 (I) DIVIDED BY .06 (R) =           $ 66,667
                 b.  Using 9% Rate:
                     $4,000 (I) DIVIDED BY .09 (R) =           $ 44,444

             3.  Indicated Price Per Acre. of Site Area
                 a.  $66,667 DIVIDED BY 36.59 acres =          $  1,822/acre
                 b.  $44,444 DIVIDED BY 36.59 acres =          $  1,215/acre

             The next step or determining whether this indication of the subject site's market value or $1,200 to $1,800/acre is market supported is made by assembling and comparing recent sales of vacant sites that are considered to be similar to the subject site in physical characteristics, location, and, most importantly, use or potential use. The site's highest and best use if vacant was previously concluded to be that of agricultural farmland. Verification with the local Director of Tax Equalization or Mr. Darwin Conrad and South Dakota Department of Revenue's state representative or Mr. Kyle Helseth (605-367-5800) verified that "good" area cropland sells for approximately $600-$700/acre. Applying this value/price range to the subject site would indicate an initial contributory value indication of:

                  36.59 acres X $600/acre = $21,954, say, $22,000
                  36.59 acres X $700/acre = $25,613, say, $26,000

       Attempting to further quantify this price/value range with actual area market land sales is not entirely relevant as the site's underlying market value, especially as it relates to the total project cost of around $45-$50 million, is relatively insignificant.

             The lease analysis suggests a probable underlying site market value approximating $44,000 or about $1,200/acre to nearly $67,000 or about $1,800/acre as opposed to area farmland sales supporting prices/values at about $600-$700/acre. If vacant of the present improvements, it is unlikely that the site would be purchased for something more than area farmland. However, the site would have a comparatively smaller size and, for this reason, may be able to generate value/price near the upper end of the $600-$700/acre range. Based on this available market evidence, the subject site's fee simple market value is concluded at $25,000 or $683.25/acre. The site's fee simple market value conclusion is then carried through to the end of the Cost Approach.

             The next step in the Cost Approach is estimating the subject improvement's replacement or reproduction cost, as of the appraisal's effective date. In this particular appraisal, the REPLACEMENT COST is appropriate since, by definition, it:

             "THE ESTIMATED COST TO CONSTRUCT, AS OF THE EFFECTIVE APPRAISAL DATE, A BUILDING WITH UTILITY EQUIVALENT TO THE BUILDING BEING APPRAISED, USING CONTEMPORARY MATERIALS, CURRENT STANDARDS, DESIGN AND LAYOUT. WHEN THIS COST BASIS IS USED SOME EXISTING OBSOLESCENCE IN THE PROPERTY IS ASSUMED TO BE CURED." (Appraisal Institute, THE APPRAISAL OF REAL ESTATE, TWELFTH EDITION, Pg. 357)

       The replacement cost estimate is based on the use of current substitute materials and building techniques since they are functional in today's market and the structure's value and/or utility would not be diminished by their use.

             Several methods are available in which to estimate the replacement cost of a particular improvement or (1) the actual cost of the subject improvements could be utilized, if the costs were recent, (2) costs of reasonably similar newly constructed buildings could be assembled and compared, and/or (3) a national cost service could be referenced. In this particular appraisal, two sources or the owner provided actual or bid costs of the proposed improvements and indirect costs of reasonably similar newly constructed ethanol plants will be used to formulate the subject improvement's replacement cost estimate.

             The following four pages detail the owner/borrower provided costs. (Note: No page 65 exists.)

                           MILLBANK, SD 40 MMGPY PLANT
                  CONTRACT SCHEDULE OF VALUES, PROJECT ESTIMATE

       100 SITE                                                                                 ***
             130  SURVEYING, SOIL BORINGS, SITE ENGINEERING
                  131 Topographical survey
                  132 Other surveying and locating costs
                  133 Soil borings and geotech report
                  134 Soil testing services during constr.

             140  SITE PREPARATION(ALLOWANCE)
                  Gravel roadways and parking lots
                  Building base excavation and backfill
                  Rail spur sub-grade
                  Excavation and backfill

             150 SITE UTILITIES
                  151 WATER LINES, SYSTEMS
                        Water mains, branches, hydrants on site Water line from Big Stone Fire system Demineralized water line from Big
                        Stone
                  152 SEWER
                      Sanitary sewer piping, septic system
                      Direct discharge piping
                  -   Treated wastewater line to Big Stone Plant
             160 RAILROAD SWITCHES AND TRACKAGE(ALLOWANCE)
             170 SITE SECURITY FENCES, GATES, ETC.
             190 OTHER SITE IMPROVEMENTS
                         Tank farm secondary containment
                         Miscellaneous site devel. costs

       200 BUILDINGS, STRUCTURES, CONCRETE, AND MILLWRIGHT                                      ***
             210 CONCRETE CONTRACT
             220 BUILDINGS (INCL. MAS., CARPENTRY, DOORS, ETC.)
             240 TRUCK SCALE AND CORE SAMPLER
             250 STRUCTURAL STEEL
                    Incl. structural steel framing of Distillation and Evap Bldg.
             260 MILLWRIGHT CONTRACT

       300 MECHANICAL                                                                           ***
             310 MECHANICAL EQUIPMENT
                  311 BOILERS AND RELATED EQUIPMENT
                  312 REBOILER AND PRESS REDUCING (ALLOWANCE)
                  313 COOLING TOWER
                  315 COMPRESSED AIR EQUIPMENT & YEAST AIR BLOWER
                  317 WATER TREATMENT AND SUPPLY EQUIPMENT
             320  PIPING, MANUAL VALVES, OTHER MATERIALS
                  321 Victaulic, Pressfit fittings and pipe
                  322 Pre-fabricated pipe
                  323 Random Pipe, fittings, Bolts, and Gaskets
                  324 Manual valves
                  325 Unit heaters
                  326 Ventilators
                  327 Steam traps, strainers, flex. connectors, misc.
                  329 Steam and condensate lines, complete with structure,
                         concrete, installation, heat trace
             330 HVAC, PLUMBING, AND UNDERGROUND CONTRACT
             340 PIPE AND VESSEL INSULATION CONTRACT
             350 MECHANICAL PIPING CONTRACT
             360 PRE-FABRICATED PIPING SKIDS
             370 FIRE SPRINKLER, FIRE PUMP, ETC.

       400 PROCESS SYSTEMS                                                                      ***
              PROCESS EQUIPMENT
              401 Tanks and towers (Process & Storage)
              402 Mixers/Agitators
              403 Heat Exchangers
              404 Pumps & Seals
              405 Blowers
              406 Filters
              407 Conveyors
              408 Other Equipment and Specialties
              409 Byproduct Dryer and Related Equipment
              410 Airlocks 411 Control Valves
              412 XV Valves
              413 Safety Valves and Discs
              414 Wastewater pre-treatment/treatment
              415 Ethanol Loadout Skid, Etc.
              417 Hammermill
              418 Centrifuges

       500 ELECTRICAL                                                                           ***

       600 INSTRUMENTATION                                                                      ***
              601 Field instrumentation (sensors)
              602 Controllers and control system
              603 Local Indicators

       700 GRAIN SYSTEMS                                                                        ***
              710 GRAIN RECEIVING, HANDLING, LOAD-OUT EQUIP.
                     DDG load-out pit and elevator
                     Corn receiving pit and elevator: 2 X 15,000 b.p.h.
                     Corn scalper
                     Dust control equipment
                     Conveyors
                     Concrete and erection

              720 GRAIN STORAGE
                     (1) 60,000 bu. damaged corn bin
                     (2) 400,000 bushel storage bins
                     Aeration equipment
                     Concrete and erection

              730 CORN FLOUR AND DDG SYSTEMS

              740 DDG STORAGE SILO - 4,000 TONS
       800 OTHER DESIGN BUILD COSTS                                                             ***
              820 PAINTING, ETC.
              840 FREIGHT ON EQUIPMENT
              850 SUBCONTRACTED ENGINEERING
              860 SALES TAX
              870 MISCELLANEOUS CONSTRUCTION EXPENSE
              1001 CONTINGENCIES
              1002 ENGINEERING, MANAGEMENT, ACQUISITION, OVERHEAD

       900 OTHER PROJECT EQUIPMENT, COSTS (ALLOWANCES)                                          ***
             910 TRUCK AND POWER EQUIPMENT
                     Skid loader
                     Fork lift
                     Fork lift
                     Pick-up truck
                     Rail Car Mover
                     Trailer
             920 MAINTENANCE EQUIPMENT
                     Welders
                     Benches
                     Parts shelves
                     Tools, etc.
             930 SPARE PARTS
             940 LAB EQUIPMENT
             945 SAFETY EQUIPMENT
             950 OFFICE EQUIPMENT AND FURNISHINGS
                     Phone system
                     Desks, chairs
                     Computers
                     Copy machine, fax machine
                     Other

                                 TOTAL CONTRACT COST                                            $43,857,792

                                             EXCISE TAX                                         $   877,156

       1000 OWNER'S PROJECT COSTS                                                               $ 4,065,052

             1010 LAND                                                          $         0
             1020 LOAN ORIGINATIONS AND INTEREST                                $ 1,100,000
             1030 OPERATING COST PRIOR TO START-UP                              $   300,000
             1040 MISCELLANEOUS ADDITIONAL DEVELOPMENT                          $   300,000
             1045 OWNER'S CONTINGENCY                                           $   411,792
             1050 START UP AND OPERATING CAPITAL                                $ 3,800,000
             1090 REFUND OF SALES AND EXCISE TAX                                $(1,846,740)

                                 TOTAL PROJECT COST                                             $48,800,000

                                                                              64
                SCHEDULE OF CONTRACT VALUES AND PROJECT ESTIMATE

       CONTRACT                                                VALUES AT BIG STONE SITE
                                                               ------------------------
             100  SITE WORK                                       $       ***

             200  BUILDINGS                                       $       ***

             300  MECHANICAL                                      $       ***

             400  PROCESS SYSTEMS                                 $       ***

             500  ELECTRICAL                                      $       ***

             600  INSTRUMENTATION                                 $       ***

             700  GRAIN SYSTEMS                                   $       ***

             800  OTHER CONSTRUCTION COSTS                        $       ***

             900  OTHER PROJECT EQUIPMENT, COSTS                  $       ***

                    TOTAL CONTRACT COST                           $43,857,792

                         EXCISE TAX                               $   877,156

       OWNER'S PROJECT COSTS

             1010 LAND                                            $         0
             1020 LOAN ORIGINATIONS AND INTEREST                  $ 1,100,000
             1030 OPERATING COST PRIOR TO START-UP                $   300,000
             1040 MISCELLANEOUS ADDITIONAL DEVELOPMENT            $   300,000
             1045 OWNER'S CONTINGENCY                             $   411,792
             1050 START UP AND OPERATING CAPITAL                  $ 3,800,000
             1090 REFUND OF SALES AND EXCISE TAX                  $(1,846,740)

             1000  OWNER'S PROJECT COSTS                          $ 4,065,052

                         TOTAL PROJECT COST:                      $48,800,000

             The total cost estimate of $48.8 million computes to $1.22/gallon of anticipated processing capacity or, as referenced in the industry, simply $1.22/gallon. The representative of Broin & Associates or Mr. Larry Ward verified that the estimated project cost for the 40 million gallon Dakota Ethanol Plant located at Wentworth, South Dakota, which opened on August 1, 2001, was $44,400,000 or $1.11/gallon. Actual expenditures at the Dakota Ethanol plant were somewhat higher than the projected cost but, yet, the initial projection of $1.11/gallon provides for an initial cost estimate indication. Broin Enterprises, Inc. was also involved in the development, construction, and operation of the Ethanol2000, LLP plant at Bingham Lake, MN, in July of 1997. This 11,500,000 gallon facility was initially constructed at a cost of $19 million or $1.65/gallon. In 2000, a 18,500,000 gallon/year expansion at a cost of $15.4 million was completed. Thus, this 30 million gallon plant was constructed at a cost of $34,400,000 or $1.15/gallon. Lastly, the Glacial Lakes Corn Processors ethanol plant broke ground on August 7, 2001, in Watertown, South Dakota. According to the local newspaper article, this 40 million gallon facility is being built at a cost of $54 million or $1.35/gallon. In summary, these three recently built or to-be-built ethanol plants indicate costs of $1.11/gallon, $1.15/gallon, and $1.35/gallon as compared to the subject's reported cost of $1.22/gallon.

             In summary, the owner/borrower is projecting total project costs at $48,800,000 or $1.22/gallon. This cost is supported by the available market evidence. Also, the anticipated subject plant's costs are deemed reliable in that the plant will be state-of-the-art, the costs are based on mostly known bids or projections, and the facility is being constructed by one of the industry experts. For the purpose of this analysis, the anticipated project cost of $48,800,000 will be used.

             The estimated replacement cost of $48,800,000 is all inclusive except for ENTREPRENEURIAL PROFIT or effort, sometimes referred to as DEVELOPER PROFIT, defined as:

             A MARKET-DERIVED FIGURE THAT REPRESENTS THE AMOUNT AN ENTREPRENEUR EXPECTS TO RECEIVE FOR HIS OR HER CONTRIBUTION TO A PROJECT; THE DIFFERENCE BETWEEN THE TOTAL COST OF A PROPERTY (COST OF DEVELOPMENT) AND ITS MARKET VALUE (PROPERTY VALUE AFTER COMPLETION), WHICH REPRESENTS THE ENTREPRENEUR'S COMPENSATION FOR THE RISK AND EXPERTISE ASSOCIATED WITH DEVELOPMENT. IN THE COST APPROACH, EXPECTED PROFIT IS REFLECTED AS ENTREPRENEURIAL PROFIT. (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, 3RD EDITION; 118)

             Entrepreneurial profit -- sometimes referred to as developer profit -- represents the level of risk and expertise associated with the development of a project. Entrepreneurial profit can take the form of profit on a sale of the property, an additional return on an investment in an operating property, or use value to the entrepreneur. Ideally, measurements of entrepreneurial profit should be extracted directly from the market. In reality, this type of information is rarely available. It has been noted within this particular market segment that these plants are generally developed by owner/occupants/operators with many in recent years developed as farmer owned co-ops. Presently, farmer owned cooperatives account for about one-third of all U.S. fuel ethanol production. These cooperatives help to insure farmer members a value-added market for their crops and offer profit sharing dividends as the industry prospers. For these primary reasons, entrepreneurial profit is not normally included as part of the plant's cost. This observation was confirmed by Mr. Larry Ward of Broin & Associates. Mr. Ward indicated that entrepreneurial profit is anticipated in the plant's production or business. For these reasons, entrepreneurial profit will not be included.

             The next step in the Cost Approach is estimating depreciation accrued to the subject improvements. The concept of DEPRECIATION, as it relates to this appraisal, is defined as:

             "...A LOSS IN PROPERTY VALUE FROM ANY CAUSE; THE DIFFERENCE BETWEEN THE REPRODUCTION OR REPLACEMENT COST OF AN IMPROVEMENT ON THE EFFECTIVE DATE OF THE APPRAISAL AND THE MARKET VALUE OF THE IMPROVEMENT ON THE SAME DATE. IN REGARD TO IMPROVEMENTS, DEPRECIATION ENCOMPASSES BOTH DETERIORATION AND OBSOLESCENCE." (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION; pg. 96)

       Depreciation in an improvement can result from three major causes operating individually or in combination that include physical deterioration, functional obsolescence, and external obsolescence. The market recognizes the occurrence of depreciation but an accurate interpretation of how the market perceives the affect of the depreciation must be made.

             Physical deterioration occurs as a result of the natural aging process of a structure and may also result from the deferring of maintenance. Physical deterioration is a continual, on-going process--no matter how slow--that is the result of climatic exposure, use, and/or neglect. No physical deterioration would exist as the improvements would be new.

             Functional obsolescence refers to loss resulting from any reduction in an improvement's ability to be useful and to perform its intended function, ACCORDING TO CURRENT MARKET TASTES AND STANDARDS. Any reduction in the efficiency of a building's utility associated with, or derived or influenced from architectural style, design and layout, traffic patterns, the size and type of rooms, and/or outdated building techniques and materials are examples of functional obsolescence. The subject improvements or the ethanol fuel plant will be state-of-the-art as it relates to this particular industry. Additionally, the developer or Broin & Associates is well versed in plant design, construction, and operation as they are a leading expert in this particular improvement type. For these reasons, the completed plant will be state-of-the-art with no measurable functional obsolescence apparent.

             The third form of depreciation is termed EXTERNAL OBSOLESCENCE or:

             "...AN ELEMENT OF ACCRUED DEPRECIATION; A DEFECT, USUALLY INCURABLE, CAUSED BY NEGATIVE INFLUENCES OUTSIDE A SITE AND GENERALLY INCURABLE ON THE PART OF THE OWNER, LANDLORD, OR TENANT." (Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION; pg. 128)

       External obsolescence can be either temporary as in an over-supplied market or permanent as in having proximity to an environmental disaster. Normally, external obsolescence is market-wide when its cause is economic such as having insufficient demand for a certain type or use of product that the subject property was designed to provide, increased costs associated with governmental regulations (good example is ADA requirements), changing technology, negative conditions such as high interest rates, unaffordable financing, or economic recessions. The preceding detailed that the site's proposed use or the 40 million gallon ethanol plant substantially represents its highest and best use. The use was deemed to be financially feasible and, if operated and managed at its capacity, should be maximally productive. For these reasons, no measurable external obsolescence will be noted.

             As no depreciation is observed, the subject site's previously concluded market value is added to the subject improvement's replacement cost resulting in an indication of the subject property's as-complete fee simple going concern market value by the Cost Approach. These results are summarized as follows:

       1.    Estimated Cost New                                    $48,800,000

       2.    Less Accrued Depreciation - None                                0

       3.    Plus Site's Market Value Estimate
             by Previous Comparison                                +    25,000
                                                                    ----------

             As-Complete Fee Simple Going Concern
             Market Value Indication by Cost Approach              $48,825,000

M.     INCOME CAPITALIZATION APPROACH

             The market value developed by the Income Capitalization Approach is the estimated present worth of future benefits of property ownership, commonly referred to as NET INCOME, defined as:

             ...INCOME REMAINING AFTER ALL OPERATING EXPENSES ARE DEDUCTED FROM EFFECTIVE GROSS INCOME, BUT BEFORE MORTGAGE DEBT SERVICE AND BOOK DEPRECIATION ARE DEDUCTED; MAY BE CALCULATED BEFORE OR AFTER DEDUCTING REPLACEMENT RESERVES.
             (Appraisal Institute, The Dictionary of Real Estate Appraisal, Third Edition; 243)

       Net income or NET OPERATING INCOME is generated by a property, normally in the form of rent but, in some instances, in the form of income generated by a business operation (motels, truck stops, restaurants, nursing homes, grain elevators, etc.) Though not specifically stated in the definition, the term net operating income or net income is also presumed to be income before personal or corporate income taxes. Market participants engaged in the purchase or sale of income-producing properties anticipate a property's ability to generate net income which, in turn, can be converted into an indication of a property's value.

             The steps normally used in the Income Capitalization Approach are:

       1. ESTIMATE THE GROSS POTENTIAL INCOME OF THE SUBJECT PROPERTY BASED ON MARKET RENT AND/OR BASED ON THE PROPERTY'S ABILITY TO GENERATE NET INCOME FROM ITS BUSINESS OPERATION. (ACTUAL CONTRACTUAL RENT MAY OR MAY NOT BE MARKET RENT.)

       2. ESTIMATE AND DEDUCT A VACANCY/COLLECTION LOSS ALLOWANCE TO DERIVE EFFECTIVE GROSS INCOME.

       3. ESTIMATE AND DEDUCT EXPENSES OF OPERATION TO DERIVE NET OPERATING INCOME (NOI) PRIOR TO SATISFYING DEBT SERVICE, PERSONAL INCOME TAXES, OR DEPRECIATION.

       4. SELECT AN APPROPRIATE CAPITALIZATION METHOD OR TECHNIQUE TO CONVERT THE NET OPERATING INCOME INTO AN ESTIMATE OF VALUE.

             The first step in the Income Capitalization Approach is estimating the subject's net operating income derived from (1) actual contractual rent if a property is leased at or near market, (2) the business operation within a property, if applicable, and/or (3) an estimation of market rent if owner occupied. The completed subject property will be entirely owner occupied/operated. Thus, no actual or contractual rent is available. Rather, its net operating income will be generated from the plant's business operation. (The terms "net income" and "net operating income" are interchangeable and will be used as such throughout the following appraisal report.)

             Developing an indication of the subject property's going concern market value on the basis of its on-premise BUSINESS OPERATION requires, at a minimum, REASONABLE management skills. As such, a processing plant involves not only the real estate (buildings and site improvements) but also many business elements generally not part of income producing properties. These elements include furniture, fixtures, and equipment (FF&E), specialized and highly trained labor and management, and possibly inventories, working capital, and other intangible business assets. Additionally, this particular property type will require certain expenditures be made to insure continuation of the business such as marketing and sales expense, replacement allowances, and even pre-opening operating expenses. Therefore, a processing plant's market value extends beyond simply the real estate to include the "going concern" value concept, again, defined as:

             "THE VALUE CREATED BY A PROVEN PROPERTY OPERATION; CONSIDERED AS A SEPARATE ENTITY TO BE VALUED WITH A SPECIFIC BUSINESS ESTABLISHMENT." (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION; 160)

             This particular ethanol fuel plant's net income will be derived through sales of refined ethanol fuel and distillers dried grains with solubles (DDGS) less operating expenses before recognition of depreciation, mortgage interest, amortization expenses, and income taxes. Normally, a processing plant's historical operating statements would be analyzed to determine if they are reflective of the market. In this particular assignment, the subject property involves a proposed ethanol fuel plant facility and, therefore, no historical operating information is available. The Income Approach must then be based on an analysis of the owner/borrower projections and, if possible, correlated to direct or even indirect market evidence.

             A complete "Business Plan" was developed by Broin & Associates, Inc. As has been detailed, Broin & Associates is a well known and respected expert in the ethanol industry. Their income and expense projections are based on seventeen years of experience in the ethanol industry to include the actual design, construction, and operation of comparable ethanol plants located throughout this region. For this reason, considerable emphasis will be placed on the business plan as developed by Broin & Associates. A complete copy of the Business Plan has not been included in this report as the most significant parts have been copied and incorporated by direct or indirect reference. A complete copy has been retained on file.

             The following sixteen pages were taken from the "Northern Growers Cooperative Ethanol Plant Business Plan" prepared in September of 2000. The first several pages detail the market background for ethanol, DDGS, and corn. Income and expense projections or "profitability projections" are then presented in three scenarios or (1) average case, (2) best case,
       (3) worst case. Following these projections, these three scenarios have been combined on one page by the undersigned as to provide for ease of comparison. The combined/comparative profitability projections have been corrected in that an error was made in the computation of the income generated by DDGS. In the worst case scenario, a price of ***/ton was used, whereas, it should have been ***/ton. Conversely, ***/ton for DDGS was used in the best case scenario when it should have been ***/ton. Therefore, the changes in the appropriate areas were "penciled in" on the combined or comparative statement. The last four pages are the owner/borrower's five year projections using the "average case" scenario for the first year and projecting income and expense changes over the next four years. Further detailed discussion concerning these entire projections will follow. These projections are preceded by significant assumptions and followed by supplementary information.

       V.    MARKET EXPLANATION

       A.    ETHANOL

             The target truck marketing area for the ethanol produced at the proposed facility would include all the state of South Dakota, as well as markets in Minnesota and Northwest Iowa. Markets in Sioux Falls, Mitchell, Watertown and Wolsey would be primary targets for the facility, along with markets in Milford, LeMars, Rock Rapids and Sioux City, Iowa, and markets in Marshall, Alexandria, Mankato, Minneapolis and St. Paul, Minnesota. An ethanol facility located in Eastern South Dakota will have a definite freight advantage over several out-of-state companies currently shipping ethanol into the Twin Cities, Northwestern Minnesota and Canada.

             Due to the size of the facility, approximately 2/3 of the ethanol would be marketed by rail. The target rail markets for the facility would include the West, the Pacific Northwest, the Southern and Southwest markets, as well as potential new markets on the East Coast due to MTBE phase outs. The phase out of MTBE in California could create a market capable of consuming a large percentage of the rail traffic from the Northern Growers Cooperative facility.

             Should there be a price advantage shipping to other cities or states, the ethanol plant will have the ability to truck or rail product to any location that is deemed feasible. Ethanol Products, LLC has been marketing fuel ethanol in South Dakota, Nebraska, Minnesota, Illinois, Wisconsin, South Dakota, and several Western and Southern states for over eleven years. Ethanol Products, LLC personnel have the contacts to market ethanol in almost any area of the U.S.

             Selling prices for ethanol (F.O.B. the plant) have been estimated by Broin & Associates. In order to estimate future ethanol prices, the average price attained by Broin Enterprises fuel ethanol plant in Midwestern markets for the years 1992-1998 have been averaged. The average price received during this period was ***/gallon, therefore a slightly conservative estimate of ***/gallon has been utilized in the 5 year financial projections.

             The effect of changes in the price of ethanol on net income of the project are illustrated in the average, best and worst case profitability scenarios of the financial forecasts. The comparison forecasts include first year interest and depreciation.

       B.    DISTILLERS DRIED GRAINS

             The main co-product of the ethanol production process is Distillers Dried Grains with Solubles (DDGS). DDGS is a high protein, high energy feed supplement primarily marketed to the dairy and beef industry. Recent research shows new potential in the swine industry. Many poultry rations include DDGS. DDGS is a very popular feed supplement, and a very saleable product.

             Selling prices (F.O.B. the plant) for financial forecast purposes have been estimated by Broin & Associates. In order to estimate future DDGS prices, the average price attained by Broin Enterprises fuel ethanol plant in nationwide markets for the years 1992-1999 have been averaged. The average price received during this period was ***/ton. For financial forecast purposes, a slightly conservative estimate of ***/ton has been utilized.

             The effect of changes in the price of DDGS on the net income of the project are illustrated in the average, best and worst case profitability scenarios of the financial forecasts.

       C.    CORN PURCHASING

             The location of the ethanol plant facility, in Grant County, South Dakota, allows availability of corn at acceptable basis levels. Northern Growers Cooperative members will deliver up to 12 million bushels of corn required by the plant. Northern Growers Cooperative will be paid an average of market prices at surrounding elevators plus freight from the point of origin. Delivery periods will be established, and delivery of corn by members will be rotated in each delivery period. The price paid to members at the time of delivery will be determined by management representatives at the beginning of each marketing period. At the end of each delivery period, an additional payment will be made correcting the price to equal the actual average of surrounding elevators during the delivery period plus freight from the members point of origin.

             The additional bushels required to operate the facility will be purchased on the open market at competitive prices. It is anticipated that 20-40% of this corn may be purchased from elevators during the first 1-2 years of operation, or until a substantial customer base is established.

             Grant County, South Dakota produces and exports a tremendous quantity of corn. The basis between the Chicago Board of Trade and local corn prices is one of the most desirable in the country, averaging as wide as $.60/bushel at harvest. The accompanying statistics show the amount of corn grown in the Northeastern area of South Dakota (see Exhibit J).

             Purchase price for corn (F.O.B. the plant) has been estimated by Broin & Associates. In order to estimate this price, 10 year historical cash prices from the local elevators in the area were analyzed. The average on-farm corn price from 1988-1999 was $2.26/bushel. Based on this average, a slightly conservative estimate of $2.30/bushel has been used in the average case profitability scenario and the 5 year projected financials.

             The effect of changes in the price of corn on the net income of the project are illustrated in the average, best and worst case profitability scenarios of the financial forecasts.

                             PROPOSED FREIGHT TABLE

                          Northern Growers Cooperative

                   Miles to Plant                               Cents/Bushel*
       ------------------------------------------------------------------------
                      0-4.9                                          4.5

                      5-9.9                                          5.0

                     10-14.9                                         5.5

                     15-19.9                                         6.0

                     20-24.9                                         7.0

                     25-29.9                                         7.5

                     30-34.9                                         8.0

                     35-39.9                                         8.5

                     40-44.9                                         9.0

                     45-49.9                                         9.5

                     50-54.9                                        10.5

                     55-59.9                                        11.0

                     60-64.9                                        11.5

                     65-69.9                                        12.0

                     70-74.9                                        12.5

                     75-79.9                                        13.0

                     80-84.9                                        13.5

                     85-89.9                                        14.0

                     90-94.9                                        14.5

                     95-99.9                                        15.0

                   100+ Miles                                       15.5

         *Freight will be paid from point of origin to the plant.

                          Northern Growers Cooperative

                          VI. PROJECTED FINANCIAL DATA

             Summary of Significant Financial Forecast Assumptions

             Profitability Projection - Average Case

             Profitability Projection - Best Case

             Profitability Projection - Worst Case

             Determining Assumptions

             Projected Income Statement

             Cash Flow Projection

             Projected Balance Sheets

                          Northern Growers Cooperative

                    SUMMARY OF SIGNIFICANT FINANCIAL FORECAST
                                   ASSUMPTIONS

             This financial forecast is Broin Management, LLC's estimate of the most probable results of operations, cash flow, and allocations of income
       (loss) for the forecast period. Accordingly, the forecast reflects management's judgment based on historical and present circumstances of the most likely set of conditions and its most likely course of action.

             The assumptions disclosed herein are those which management believes are significant to the financial forecast or otherwise related to key factors upon which the financial results of the Company depend.

             For the purpose of formulating the Financial Statements for this Financial Plan, several assumptions have been made, including but not limited to the following:

                  1) It is assumed that debt repayment will be the equivalent often equal principal payments, with interest on remaining principal paid annually.

                  2) Although no one can predict the future of commodity and fuel prices, the Financial Statements begin with an Average Case Scenario based on conservative estimates relating to historical pricing and operational data. The Five Year Proforma Financials are based on the Average Case Annual Cash Flow Statements.

                  3) Again, although no one can predict the future of commodity and fuel prices, the Best Case and Worst Case Annual Cash Flow Statements attempt to simulate how changes in the prices of corn and ethanol can impact plant profitability.

                          NORTHERN GROWERS COOPERATIVE
                              Ethanol Plant Project


                       40 Million Gallon Per Year Capacity


                              FINANCIAL PROJECTIONS


                               September 25, 2000


                                  Prepared By:
                           Broin and Associates, Inc.
                     Plant Design, Engineering, Construction
                             2209 E. 57th Street N.
                         Sioux Falls, South Dakota 57104

                          NORTHERN GROWERS COOPERATIVE

                         Financial Forecast Assumptions

             For the purpose of formulating the Financial Statements for this Financial Plan, several assumptions have been made, including but not limited to the following:

       (1)   It is assumed that debt principal repayment will be as follows:

           Primary Debt            Term            Rate              Amount
           ------------            ----            ----              ------
          Primary Lender          10 yrs           9.50%           $29,280,000

       (2) Although no one can predict the future of commodity and fuel prices, the Financial Statements begin with an Average Case Scenario based on historical pricing and operational data. The Five Year Proforma financials arc based on the Average Case Annual Cash Flow Statements.

       (3) Again, although no one can predict the future of commodity and fuel prices, the Best Case and Worst Case Annual Cash Flow Statements attempt to simulate how changes in the prices of corn and ethanol can impact plant profitability.

                        NORTHERN GROWERS ETHANOL PROJECT
                      PROFITABILITY PROJECTION - WORST CASE

       SPECIFICATIONS         GALLONS ETHANOL/HOUR                                                    4808
                              HOURS/WEEK                                                               160
                              GALLONS ETHANOL/BUSHEL CORN (W/DEN.)                                    2.80
                              GALLONS ETHANOL/YEAR                                              40,002,560
                              BUSHELS CORN PER YEAR                                             14,286,629

                              ETHANOL PRICE/GALLON                                            $          *   vs.   $      *
                              STATE INCENTIVE/GALLON                                          $          *
                              DDGS PRICE PER TON                                              $          *   vs.   $      *
                              CORN PRICE PER BUSHEL                                           $          *   vs.   $      *

                              DEBT SERVICING AMOUNT                                           $ 29,280,000
                              DEPRECIABLE ASSETS                                              $ 45,000,000
                              TOTAL INVESTMENT                                                $ 48,800,000

                                                                                   $/GAL.
                                                                                  ETHANOL       $/MONTH         $/YEAR
                                                                                -----------   ------------   ------------
       REVENUE                ETHANOL FUEL                                      $       ***   $        ***   $        ***
                              STATE INCENTIVE PAYMENT                           $       ***   $        ***   $        ***
                              DISTILLERS DRIED GRAIN W/SOL.                     $       ***   $        ***   $        ***

                                     TOTAL INCOME:                              $       ***   $        ***   $        ***

       EXPENSES               DENATURANT price/gal:                  $    ***   $       ***   $        ***   $        ***
                              CORN price/bu.:                        $    ***   $       ***   $        ***   $        ***
                              BOILER FUEL price/mbtu:                $    ***   $       ***   $        ***   $        ***
                              ELECTRICITY price/KWH:                 $    ***   $       ***   $        ***   $        ***
                              WATER & SEWER COSTS                               $       ***   $        ***   $        ***
                              ENZYMES                                           $       ***   $        ***   $        ***
                              YEAST, CHEMICALS, SOFTENING                       $       ***   $        ***   $        ***
                              MISCELLANEOUS SUPPLIES                            $       ***   $        ***   $        ***
                              MAINTENANCE, REPAIRS                              $       ***   $        ***   $        ***
                              EMPLOYEE PAYROLL                            ***   $       ***   $        ***   $        ***
                              OTHER PAYROLL COSTS                         ***   $       ***   $        ***   $        ***
                              INSURANCE, BOND                                   $       ***   $        ***   $        ***
                              GENERAL EXPENSE, TAXES                            $       ***   $        ***   $        ***
                              MANAGEMENT EXPENSE                                $       ***   $        ***   $        ***
                              MARKETING EXPENSE                                 $       ***   $        ***   $        ***
                              DEPRECIATION yrs:                           ***   $       ***   $        ***   $        ***
                              INTEREST yrs:                               ***   $       ***   $        ***   $        ***

                                     TOTAL EXPENSE:                             $       ***   $        ***   $        ***

       NET INCOME:                                                              $       ***   $        ***   $        ***

       RETURN TO EQUITY:                                                                                                *

       COOP
       RETURN/BUSHEL:                                                                                        $          *

                        NORTHERN GROWERS ETHANOL PROJECT
                     PROFITABILITY PROJECTION - AVERAGE CASE

       SPECIFICATIONS         GALLONS ETHANOL/HOUR                                                    4808
                              HOURS/WEEK                                                               160
                              GALLONS ETHANOL/BUSHEL CORN (W/DEN.)                                    2.80
                              GALLONS ETHANOL/YEAR                                              40,002,560
                              BUSHELS CORN PER YEAR                                             14,286,629

                              ETHANOL PRICE/GALLON                                            $        ***
                              STATE INCENTIVE/GALLON                                          $          *
                              DDGS PRICE PER TON                                              $          *
                              CORN PRICE PER BUSHEL                                           $          *

                              DEBT SERVICING AMOUNT                                           $ 29,280,000
                              DEPRECIABLE ASSETS                                              $ 45,000,000
                              TOTAL INVESTMENT                                                $ 48,800,000

                                                                                   $/GAL.
                                                                                  ETHANOL        $/MONTH        $/YEAR
                                                                                -----------   ------------   ------------
       REVENUE                ETHANOL FUEL                                      $       ***   $        ***   $        ***
                              STATE INCENTIVE PAYMENT                           $       ***   $        ***   $        ***
                              DISTILLERS DRIED GRAIN W/SOL.                     $       ***   $        ***   $        ***

                                     TOTAL INCOME:                              $       ***   $        ***   $        ***

       EXPENSES               DENATURANT price/gal:                  $    ***   $       ***   $        ***   $        ***
                              CORN price/bu.:                        $    ***   $       ***   $        ***   $        ***
                              BOILER FUEL price/mbtu:                $    ***   $       ***   $        ***   $        ***
                              ELECTRICITY price/KWH:                 $    ***   $       ***   $        ***   $        ***
                              WATER & SEWER COSTS                               $       ***   $        ***   $        ***
                              ENZYMES                                           $       ***   $        ***   $        ***
                              YEAST, CHEMICALS, SOFTENING                       $       ***   $        ***   $        ***
                              MISCELLANEOUS SUPPLIES                            $       ***   $        ***   $        ***
                              MAINTENANCE, REPAIRS                              $       ***   $        ***   $        ***
                              EMPLOYEE PAYROLL                            ***   $       ***   $        ***   $        ***
                              OTHER PAYROLL COSTS                         ***   $       ***   $        ***   $        ***
                              INSURANCE, BOND                                   $       ***   $        ***   $        ***
                              GENERAL EXPENSE, TAXES                            $       ***   $        ***   $        ***
                              MANAGEMENT EXPENSE                                $       ***   $        ***   $        ***
                              MARKETING EXPENSE                                 $       ***   $        ***   $        ***
                              DEPRECIATION yrs:                           ***   $       ***   $        ***   $        ***
                              INTEREST yrs:                               ***   $       ***   $        ***   $        ***

                                     TOTAL EXPENSE:                             $       ***   $        ***   $        ***

       NET INCOME:                                                              $       ***   $        ***   $        ***

       RETURN TO EQUITY:                                                                                                *

       COOP
       RETURN/BUSHEL:                                                                                        $          *

                        NORTHERN GROWERS ETHANOL PROJECT
                      PROFITABILITY PROJECTION - BEST CASE

SPECIFICATIONS         GALLONS ETHANOL/HOUR                                                    4808
                       HOURS/WEEK                                                               160
                       GALLONS ETHANOL/BUSHEL CORN (W/DEN.)                                    2.80
                       GALLONS ETHANOL/YEAR                                              40,002,560
                       BUSHELS CORN PER YEAR                                             14,286,629

                       ETHANOL PRICE/GALLON                                            $          *   vs.  $      *
                       STATE INCENTIVE/GALLON                                          $          *
                       DDGS PRICE PER TON                                              $          *   vs.  $      *
                       CORN PRICE PER BUSHEL                                           $          *   vs.  $      *

                       DEBT SERVICING AMOUNT                                           $ 29,280,000
                       DEPRECIABLE ASSETS                                              $ 45,000,000
                       TOTAL INVESTMENT                                                $ 48,800,000
                                                                                   $/GAL.
                                                                                  ETHANOL       $/MONTH         $/YEAR
                                                                                -----------   ------------   ------------
       REVENUE                ETHANOL FUEL                                      $       ***   $        ***   $        ***
                              STATE INCENTIVE PAYMENT                           $       ***   $        ***   $        ***
                              DISTILLERS DRIED GRAIN W/SOL.                     $       ***   $        ***   $        ***

                                     TOTAL INCOME:                              $       ***   $        ***   $        ***

       EXPENSES               DENATURANT price/gal:                  $      *   $       ***   $        ***   $        ***
                              CORN price/bu.:                        $      *   $       ***   $        ***   $        ***
                              BOILER FUEL price/mbtu:                $      *   $       ***   $        ***   $        ***
                              ELECTRICITY price/KWH:                 $      *   $       ***   $        ***   $        ***
                              WATER & SEWER COSTS                               $       ***   $        ***   $        ***
                              ENZYMES                                           $       ***   $        ***   $        ***
                              YEAST, CHEMICALS, SOFTENING                       $       ***   $        ***   $        ***
                              MISCELLANEOUS SUPPLIES                            $       ***   $        ***   $        ***
                              MAINTENANCE, REPAIRS                              $       ***   $        ***   $        ***
                              EMPLOYEE PAYROLL                             33   $       ***   $        ***   $        ***
                              OTHER PAYROLL COSTS                          23%  $       ***   $        ***   $        ***
                              INSURANCE, BOND                                   $       ***   $        ***   $        ***
                              GENERAL EXPENSE, TAXES                            $       ***   $        ***   $        ***
                              MANAGEMENT EXPENSE                                $       ***   $        ***   $        ***
                              MARKETING EXPENSE                                 $       ***   $        ***   $        ***
                              DEPRECIATION yrs:                            15   $       ***   $        ***   $        ***
                              INTEREST yrs:                               9.5%  $       ***   $        ***   $        ***

                                     TOTAL EXPENSE:                             $       ***   $        ***   $        ***

       NET INCOME:                                                              $       ***   $        ***   $        ***

       RETURN TO EQUITY:                                                                                                *

       COOP
       RETURN/BUSHEL:                                                                                        $          *

                                                      PROFITABILITY PROJECT - WORST CASE
                                                   ----------------------------------------
       SPECIFICATIONS     GALLONS ETHANOL/HOUR                             4808
                          HOURS/WEEK                                        160
                          GALLONS ETHANOL/
                          BUSHEL CORN (W/DEN.)                             2.80
                          GALLONS ETHANOL/YEAR                       40,002,560
                          BUSHELS CORN PER YEAR                      14,286,629

                          ETHANOL PRICE/GALLON                      $         *   vs.  $     *
                          STATE INCENTIVE/GALLON                    $         *
                          DDGS PRICE PER TON                        $         *   vs.  $     *
                          CORN PRICE PER BUSHEL                     $         *   vs.  $     *

                          DEBT SERVICING AMOUNT                     $29,280,000
                          DEPRECIABLE ASSETS                        $45,000,000
                          TOTAL INVESTMENT                          $48,800,000

                                                         $/GAL.
                                                        ETHANOL       $/MONTH     $/YEAR
                                                        --------    -----------  ----------
       REVENUE            ETHANOL FUEL                  $    ***    $       ***  $      ***
                          STATE INCENTIVE
                          PAYMENT                       $    ***    $       ***  $      ***
                          DISTILLERS DRIED
                          GRAIN W/SOL.                  $    ***    $       ***  $      ***

                               TOTAL INCOME:            $    ***    $       ***  $      ***

       EXPENSES           DENATURANT
                          price/gal:         $     *    $    ***    $       ***  $      ***
                          CORN price/bu.:    $     *    $    ***    $       ***  $      ***
                          BOILER FUEL
                          price/mbtu:        $     *    $    ***    $       ***  $      ***
                          ELECTRICITY
                          price/KWH:         $     *    $    ***    $       ***  $      ***
                          WATER & SEWER
                          COSTS                         $    ***    $       ***  $      ***
                          ENZYMES                       $    ***    $       ***  $      ***
                          YEAST, CHEMICALS,
                          SOFTENING                     $    ***    $       ***  $      ***
                          MISCELLANEOUS
                          SUPPLIES                      $    ***    $       ***  $      ***
                          MAINTENANCE,
                          REPAIRS                       $    ***    $       ***  $      ***
                          EMPLOYEE PAYROLL         *    $    ***    $       ***  $      ***
                          OTHER PAYROLL
                          COSTS                    *    $    ***    $       ***  $      ***
                          INSURANCE, BOND               $    ***    $       ***  $      ***
                          GENERAL EXPENSE,
                          TAXES                         $    ***    $       ***  $      ***
                          MANAGEMENT EXPENSE            $    ***    $       ***  $      ***
                          MARKETING EXPENSE             $    ***    $       ***  $      ***
                          DEPRECIATION yrs:        *    $    ***    $       ***  $      ***
                          INTEREST yrs:            *    $    ***    $       ***  $      ***

                               TOTAL EXPENSE            $    ***    $       ***  $      ***

       NET INCOME:                                      $    ***    $       ***  $      ***

       RETURN TO EQUITY:                                                                  *

       COOP RETURN/BUSHEL:                                                                *

                                                 PROFITABILITY PROJECTION - AVERAGE CASE
                                               -------------------------------------------
       SPECIFICATIONS     GALLONS ETHANOL/HOUR                             4808
                          HOURS/WEEK                                        160
                          GALLONS ETHANOL/
                          BUSHEL CORN(W/DEN.)                              2.80
                          GALLONS ETHANOL/YEAR                       40,002,560
                          BUSHELS CORN PER YEAR                      14,286,629

                          ETHANOL PRICE/GALLON                      $         *
                          STATE INCENTIVE/GALLON                    $         *
                          DDGS PRICE PER TON                        $         *
                          CORN PRICE PER BUSHEL                     $         *

                          DEBT SERVICING AMOUNT                     $29,280,000
                          DEPRECIABLE ASSETS                        $45,000,000
                          TOTAL INVESTMENT                          $48,800,000

                                                         $/GAL.
                                                        ETHANOL       $/MONTH      $/YEAR
                                                        --------    -----------  -----------
       REVENUE            ETHANOL FUEL                  $    ***    $       ***  $       ***
                          STATE INCENTIVE
                          PAYMENT                       $    ***    $       ***  $       ***
                          DISTILLERS DRIED
                          GRAIN W/SOL.                  $    ***    $       ***  $       ***

                               TOTAL INCOME:            $    ***    $       ***  $       ***

       EXPENSES           DENATURANT
                          price/gal:         $     *    $    ***    $       ***  $       ***
                          CORN price/bu.:    $     *    $    ***    $       ***  $       ***
                          BOILER FUEL
                          price/mbtu:        $     *    $    ***    $       ***  $       ***
                          ELECTRICITY
                          price/KWH:         $     *    $    ***    $       ***  $       ***
                          WATER & SEWER
                          COSTS                         $    ***    $       ***  $       ***
                          ENZYMES                       $    ***    $       ***  $       ***
                          YEAST, CHEMICALS,
                          SOFTENING                     $    ***    $       ***  $       ***
                          MISCELLANEOUS
                          SUPPLIES                      $    ***    $       ***  $       ***
                          MAINTENANCE,
                          REPAIRS                       $    ***    $       ***  $       ***
                          EMPLOYEE PAYROLL         *    $    ***    $       ***  $       ***
                          OTHER PAYROLL
                          COSTS                    *    $    ***    $       ***  $       ***
                          INSURANCE, BOND               $    ***    $       ***  $       ***
                          GENERAL EXPENSE,
                          TAXES                         $    ***    $       ***  $       ***
                          MANAGEMENT EXPENSE            $    ***    $       ***  $       ***
                          MARKETING EXPENSE             $    ***    $       ***  $       ***
                          DEPRECIATION yrs:        *    $    ***    $       ***  $       ***
                          INTEREST yrs:            *    $    ***    $       ***  $       ***

                               TOTAL EXPENSE            $    ***    $       ***  $       ***

       NET INCOME:                                      $    ***    $       ***  $       ***

       RETURN TO EQUITY:                                                                   *

       COOP RETURN/BUSHEL:                                                       $         *

                                                      PROFITABILITY PROJECTION - BEST
                                                  ----------------------------------------
       SPECIFICATIONS     GALLONS ETHANOL/HOUR                             4808
                          HOURS/WEEK                                        160
                          GALLONS ETHANOL/
                          BUSHEL CORN(W/DEN.)                              2.80
                          GALLONS ETHANOL/YEAR                       40,002,560
                          BUSHELS CORN PER
                          YEAR                                       14,286,629

                          ETHANOL PRICE/GALLON                      $         *  vs.  $      *
                          STATE INCENTIVE/GALLON                    $         *
                          DDGS PRICE PER TON                        $         *  vs.  $      *
                          CORN PRICE PER BUSHEL                     $         *  vs.  $      *

                          DEBT SERVICING AMOUNT                     $29,280,000
                          DEPRECIABLE ASSETS                        $45,000,000
                          TOTAL INVESTMENT                          $48,800,000

                                                         $/GAL.
                                                        ETHANOL       $/MONTH      $/YEAR
                                                        --------    -----------  -----------
       REVENUE            ETHANOL FUEL                  $    ***    $       ***  $       ***
                          STATE INCENTIVE
                          PAYMENT                       $    ***    $       ***  $       ***
                          DISTILLERS DRIED
                          GRAIN W/SOL.                  $    ***    $       ***  $       ***

                               TOTAL INCOME:            $    ***    $       ***  $       ***

       EXPENSES           DENATURANT
                          price/gal:         $     *    $    ***    $       ***  $       ***
                          CORN price/bu.:    $     *    $    ***    $       ***  $       ***
                          BOILER FUEL
                          price/mbtu:        $     *    $    ***    $       ***  $       ***
                          ELECTRICITY
                          price/KWH:         $     *    $    ***    $       ***  $       ***
                          WATER & SEWER
                          COSTS                         $    ***    $       ***  $       ***
                          ENZYMES                       $    ***    $       ***  $       ***
                          YEAST, CHEMICALS,
                          SOFTENING                     $    ***    $       ***  $       ***
                          MISCELLANEOUS
                          SUPPLIES                      $    ***    $       ***  $       ***
                          MAINTENANCE,
                          REPAIRS                       $    ***    $       ***  $       ***
                          EMPLOYEE PAYROLL         *    $    ***    $       ***  $       ***
                          OTHER PAYROLL
                          COSTS                    *    $    ***    $       ***  $       ***
                          INSURANCE, BOND               $    ***    $       ***  $       ***
                          GENERAL EXPENSE,
                          TAXES                         $    ***    $       ***  $       ***
                          MANAGEMENT EXPENSE            $    ***    $       ***  $       ***
                          MARKETING EXPENSE             $    ***    $       ***  $       ***
                          DEPRECIATION yrs:        *    $    ***    $       ***  $       ***
                          INTEREST yrs:            *    $    ***    $       ***  $       ***

                               TOTAL EXPENSE            $    ***    $       ***  $       ***

       NET INCOME:                                      $    ***    $       ***  $       ***

       RETURN TO EQUITY:                                                                   *

       COOP RETURN/BUSHEL:                                                                 *

                  DETERMINING FACTORS FOR FIVE YEAR PROJECTIONS

       FISCAL YEAR:                 2002              2003              2004             2005             2006
                            --------------------------------------------------------------------------------------
ANNUAL PRODUCTION                       ***               ***               ***              ***               ***

Gallons/bushel                         2.80              2.80              2.80             2.80              2.80
Gallons/hour                            ***               ***               ***              ***               ***
Hours/week                              160               160               160              160               160
------------------------------------------------------------------------------------------------------------------

Corn Price:                     $         *                          Int. Rate:                               9.50%
Ethanol Price:                  $         *                           Beg Loan:                       $ 29,280,000
DDGS value/ton                  $         *                            Beg Cash                       $  3,800,000

FULL OPERATION INVENTORY, ACCOUNTS RECEIVABLE AND PAYABLE

ITEM                           INVENTORY                ACCOUNTS RECEIVABLE          ACCOUNTS PAYABLE
                               IN DAYS        IN $        IN DAYS       IN $          IN DAYS   IN $
--------------------------------------------------------------------------------------------------------------
ETHANOL FUEL                        ***      $ ***                 ***      ***

STATE INCENTIVE PMT.                ***                            ***      ***

DDGS                                ***        ***                 ***      ***

DENATURANT                          ***        ***                                          ***      ***

CORN                                ***        ***                                          ***      ***

NATURAL GAS                         ***                                                     ***      ***

ELECTRICITY, WATER                  ***                                                     ***      ***

CHEMICALS & SUPPLIES                ***        ***                                          ***      ***

MAINTENANCE PARTS                   ***                                                     ***      ***

PAYROLL                             ***                                                     ***      ***
==============================================================================================================

TOTALS                                         ***                          ***                      ***

==============================================================================================================

STARTUP OPERATING CAPITAL REQ.                 ***          +               ***                      ***

                                      =        ***            ***
--------------------------------------------------------------------------------------------------------------

                       PROJECTED PROFIT AND LOSS STATEMENT

       FISCAL YEAR:                    2002          2003          2004          2005          2006
-------------------------------------------------------------------------------------------------------
INCOME

Ethanol Sales                           ***           ***           ***           ***           ***
State incent. pmt.                      ***           ***           ***           ***           ***
DDGS sales                              ***           ***           ***           ***           ***
=======================================================================================================

TOTAL INCOME:                           ***           ***           ***           ***           ***

-------------------------------------------------------------------------------------------------------

COST OF GOODS SOLD

Denaturant                              ***           ***           ***           ***           ***
Corn                                    ***           ***           ***           ***           ***
Boiler fuel                             ***           ***           ***           ***           ***
Electricity, water                      ***           ***           ***           ***           ***
Enzymes & chemicals                     ***           ***           ***           ***           ***
Misc. supplies                          ***           ***           ***           ***           ***
Maintenance, repair                     ***           ***           ***           ***           ***
Payroll                                 ***           ***           ***           ***           ***
Other payroll costs                     ***           ***           ***           ***           ***
-------------------------------------------------------------------------------------------------------

TOTAL COST OF GOODS:                    ***           ***           ***           ***           ***

=======================================================================================================

GROSS INCOME:                           ***           ***           ***           ***           ***

-------------------------------------------------------------------------------------------------------

OPERATING EXPENSE
Mgmnt & Marketing Expense               ***           ***           ***           ***           ***
Administ. payroll                       ***           ***           ***           ***           ***
Other payroll costs                     ***           ***           ***           ***           ***
Insurance, bond                         ***           ***           ***           ***           ***
General Expense, Taxes                  ***           ***           ***           ***           ***
Interest (Incl. Const. Interest)        ***           ***           ***           ***           ***
Depreciation                            ***           ***           ***           ***           ***
-------------------------------------------------------------------------------------------------------

TOTAL OPERATING EXP:                    ***           ***           ***           ***           ***

=======================================================================================================

NET PROFIT/LOSS                         ***           ***           ***           ***           ***
=======================================================================================================

VALUE ADDED PMT./BU.                    ***           ***           ***           ***           ***
TOTAL RETURN/BU.                        ***           ***           ***           ***           ***
=======================================================================================================

                              CASH FLOW PROJECTION

       FISCAL YEAR:                    2002           2003          2004         2005          2006
--------------------------------------------------------------------------------------------------------
SOURCES OF CASH

BEG CASH ON HAND                        ***            ***           ***          ***           ***
INCOME                                  ***            ***           ***          ***           ***
BEG ACCTS RECEIVABLE                    ***            ***           ***          ***           ***
END ACCTS RECEIVABLE                    ***            ***           ***          ***           ***
DEPRECIATION                            ***            ***           ***          ***           ***

========================================================================================================

  TOTAL SOURCES:                        ***            ***           ***          ***           ***

  USES OF CASH

COST OF GOODS &
  OPERATING EXPENSE:                    ***            ***           ***          ***           ***
BEG ACCTS PAYABLE                       ***            ***           ***          ***           ***
ENDING ACCTS PAYABLE                    ***            ***           ***          ***           ***
PARTNER DISTRIBUTION                    ***            ***           ***          ***           ***
CAPITAL INVESTMENTS                     ***            ***           ***          ***           ***
PRINCIPAL PAYMENTS                      ***            ***           ***          ***           ***
INCREASED INVENTORY                     ***            ***           ***          ***           ***

========================================================================================================

TOTAL USES:                             ***            ***           ***          ***           ***

========================================================================================================

ENDING CASH ON HAND:                    ***            ***           ***          ***           ***

                             PROJECTED BALANCE SHEET

                                      JUNE 1         JUNE 1         JUNE 1        JUNE 1       JUNE 1         JUNE 1
                                       2002           2003           2004          2005         2006           2007
----------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
CASH                                     ***            ***            ***           ***          ***              ***
ACCOUNTS RECEIVABLE                      ***            ***            ***           ***          ***              ***
INVENTORY                                ***            ***            ***           ***          ***              ***
----------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT                            ***            ***            ***           ***          ***              ***

FIXED ASSETS
R.E. & IMPROVEMENTS                      ***            ***            ***           ***          ***              ***
EQUIPMENT                                ***            ***            ***           ***          ***              ***
PREPROD. EXPENSE                         ***            ***            ***           ***          ***              ***
LESS-ACCUM DEPR                          ***            ***            ***           ***          ***              ***
----------------------------------------------------------------------------------------------------------------------

TOTAL FIXED                              ***            ***            ***           ***          ***              ***
======================================================================================================================

TOTAL ASSETS:                            ***            ***            ***           ***          ***              ***
----------------------------------------------------------------------------------------------------------------------

LIABILITIES
CURR PORTION L.T. DEBT                   ***            ***            ***           ***          ***              ***
ACCOUNTS PAYABLE                         ***            ***            ***           ***          ***              ***

TOTAL CURRENT                            ***            ***            ***           ***          ***              ***
TOTAL LONG TERM                          ***            ***            ***           ***          ***              ***
======================================================================================================================
TOTAL LIABILITY                          ***            ***            ***           ***          ***              ***
----------------------------------------------------------------------------------------------------------------------

EQUITY
BEG. PARTNER CAPITAL                     ***            ***            ***           ***          ***              ***
CASH CONTRIBUTION                        ***            ***            ***           ***          ***              ***
 (including TIF)
CASH CONTRIBUTION                        ***            ***            ***           ***          ***              ***

NET INCOME                               ***            ***            ***           ***          ***              ***
======================================================================================================================

TOTAL EQUITY                             ***            ***            ***           ***          ***              ***
======================================================================================================================

TOTAL EQUITY & LIAB.                     ***            ***            ***           ***          ***              ***
======================================================================================================================

       The completed ethanol plant will generate revenues from two primary sources plus a cash incentive provided by the state of South Dakota. The basis for projecting these revenue sources is summarized as follows:

       1. Ethanol Fuel: The plant is being designed as a 40 million gallon facility. The projections were based on the assumption that the plant would generate 4,808 gallons per hour with an average of 160 hours per week, assuming 52 weeks per year. Thus, total ethanol capacity is computed as: 4,808 gal./hr. X 160 hrs./week X 52 weeks = 40,002,560 gallons. The processed ethanol would then be sold in the open market. The previous highest and best use discussion has concluded that a definite market has existed for ethanol fuel and, from all indications, this market will continue. According to Broin Enterprises, the average price received for processed ethanol from 1992 through 1998 was */gallon. The worst case scenario used a market price of */gallon, the average case used */gallon, and the best case used */gallon. As an example, the average case scenario indicates total ethanol fuel sales computed as:
             40,002,560 gallons X */gallon = *. In all three scenarios, it was assumed that a market would exist for all 40 million gallons of processed ethanol fuel. Evidently, a sufficient market will exist to sell the entire capacity as no evidence was provided to indicate an over supply. Also, many of the plants that were designed, constructed, and managed by Broin and Associates have achieved production capacities exceeding those originally planned.

       2. Distillers Dried Grains with Solubles (DDGS): The second largest revenue source will be through the sales of DDGS. DDGS is a high protein, high energy feed supplement marketed primarily to the cattle industry. A definite market also exists for this by-product. The worst case scenario used a price of */ton, the average case scenario used a price of */ton, and the best case scenario used a price of */ton. The average price received for this product from 1992 through 1999 has approximated */ton. As earlier detailed, about 17-18 pounds of DDGS are generated from one bushel of corn. Thus, the DDGS sales in the average case scenario was computed as follows: (14,286,629 bushels of corn/year X 17 lb./bushel) / 2,000/ton X */ton = *.

       3. State Incentive Payment: Page 7 of the Business Plan states that "THE STATE OF SOUTH DAKOTA PROVIDES A PRODUCTION INCENTIVE OF TWENTY (20) CENTS PER GALLON UP TO A MAXIMUM OF $1 MILLION PER YEAR. A PLANT IS ELIGIBLE TO RECEIVE A MAXIMUM OF $10 MILLION." This basic incentive plan was confirmed by Ms. Joan Serfling of the South Dakota Department of Revenue (605-773-5124). However, the incentive is not guaranteed as the funds available from the Capital Construction Fund for ethanol development are generated by statewide tank inspection fees of $.02/gallon of gasoline sold plus year end sources from interest on the fund and even from some on-line lottery capital. The amount available for ethanol development will undoubtedly become somewhat diluted as more plants are developed and/or monies from the Capital Construction Fund will not meet prior year balances, especially since the tank inspection fees are showing a downward trend in recent months. Thus, it is somewhat speculative to anticipate receiving the maximum of $1 million per year through the state incentive payment program. Based on the preceding, the income from the state incentive plant will be reduced from $1 million annually to $500,000 annually for ten years. At the end of ten years, the annual income will be reduced by $500,000 but this loss of revenue should be offset by revenue increases resulting from increased plant production and/or increased revenues from the sale of ethanol fuel and DDGS.

             The revenue forecasts with the exception of the state cash incentive are reasonable in light of the current market for processed ethanol fuel and DDGS. Most market participants would undoubtedly utilize revenues generated from the average case scenario as it tends to be more representative of the overall ethanol market knowing that fluctuations can and will occur. For the purpose of this analysis, the first year stabilized revenues, as detailed in the average case scenario but reducing the state cash incentive to $500,000, will be utilized.

             The next step in the Income Approach is estimating operating expenses that are deducted from the estimated potential revenue, resulting in net operating income. The total operating expenses are typically based on one or a combination of several sources to include:

             1. The subject property's actual historical and/or operating expenses;
             2.   Estimations based on alternate market sources;
             3. Overall expense ratios extracted from other similar property types.

       In this particular appraisal, only the owner/borrower provided projections and some indirect market evidence is available in which to analyze projected expenses.

             Reference to the previous "Combined/Comparative Profitability Projections" chart details all expenses. Most listed expenses are appropriate to the plant's operation, were based on observations noted within other plants currently owned and/or managed by Broin & Associates, and, as was the case in the total revenue projections, the average case scenario expenses tend to be more appropriate. However, several expenses require some further detail or:

       1. Corn Expense: The largest single expenditure is the purchase of the raw product or corn. Specifically, this expense amounts to about 40%-71% of total revenue, depending on which scenario is selected. It amounts to 53% of the total revenue in the average case scenario. Page 9 of the Business Plan details the rationale behind the corn expense. First and foremost, a sufficient amount of corn is grown within the region to supply the plant. As earlier detailed, Grant County has produced an average of about 7.2 million bushels of corn over the last five years (1996-2000). Thus, Grant County alone produces about half the corn needed to operate this plant. Combining the corn production in nearby counties, an adequate corn supply will exist. The Business Plan then details that "THE AVERAGE ON-FARM CORN PRICE FROM 1988-1999 WAS $2.26/BUSHEL." The adjacent USDA-South Dakota Agricultural Statistics Service details that the average prices received by farmers for corn for the same time frame was $2.15/bushel. Thus, using a corn expense of $2.30/bushel in an average case scenario is deemed reasonable.

       2. Utilities: Combined, the utility costs will be the second largest plant expenditure at slightly more than $5.9 million in the average case scenario or 9.6% of total projected revenues. It can only be assumed that these collective expenditures have been reasonably projected, again based on past operating histories in other plants owned and managed by Broin & Associates. However, it is significant to note that the boiler fuel expense or the cost of natural gas has been subject to substantial fluctuations over recent years.

       3. Maintenance and Repairs: This expenditure is attributable to everyday maintenance and does not include capital expenditures or possibly replacement allowances. The expense appears reasonable.

       4. Replacement Allowance: No allowance has been made for periodic replacement of furniture, fixtures, and equipment and major building components as they are essential to maintain the quality, image, and income of an ethanol fuel plant. Therefore, a possible REPLACEMENT ALLOWANCE may have to be noted; it is defined as:

                  "AN ALLOWANCE THAT PROVIDES FOR THE PERIODIC REPLACEMENT OF BUILDING COMPONENTS THAT WEAR OUT MORE RAPIDLY THAN THE BUILDING ITSELF AND MUST BE REPLACED DURING THE BUILDING'S ECONOMIC LIFE."
                  (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION; 303)

             Estimating or projecting an appropriate amount for a replacement allowance is difficult as many of the building and equipment components will deteriorate at substantially different rates and precisely allocating costs to the separate building and equipment components is difficult. Reference to the previous owner/borrower provided cost summary indicates that the non-real property items or the furniture, fixtures, and equipment will amount to about $19 million of the total cost ($48,800,000) if none of the indirect or soft costs are allocated. (See adjacent page.) Assuming that the non-real property items have an AVERAGE life of fifteen years, about $1,267,000/year would be needed to replace the $19 million ($19 million / 15 years). If the replacement allowance funds were invested and achieved a return of about 5%-6%, about $1 million annually would still need to be placed into reserves to replace the plant's equipment if a fifteen year life were appropriate. It is entirely possible that the equipment will have a longer average life but some of the building components will also need periodical replacement. Thus, it is conceivable that a replacement allowance of $1 million annually should be anticipated even though an annual "maintenance/repairs" expenditure of $800,000 is noted.

       5. Management and Marketing Expenses: These two components will be contracted to affiliates of Broin Enterprises. Specifically, a "Contract for Future Services" has already been executed between Northern Growers Cooperative, now known as Northern Lights Ethanol, LLC, and Broin & Associates. (A complete copy of the contract is part of the previously referenced Business Plan.) Per the Business Plan, "THE COST OF THE MANAGEMENT SERVICES WILL BE $250,000 PER YEAR BASE FEE PLUS AN ANNUAL BONUS TOTALING 5% OF NET PROFITS. THE INITIAL TERM IS THREE (3) YEARS." The worst case scenario shows a minimum management expense of $250,000 as there are no net profits, whereas, the other two scenarios have net profits added to the $250,000 base. Evidently, this management fee is consistent with the market as it has been secured by Broin & Associates in the management of numerous other ethanol plants. The marketing expense will be fees paid to market the distilled ethanol fuel and the DDGS. Again, this marketing expense is consistent with those charged in other operating ethanol plants.

       6. The last two listed expenses or depreciation and interest are not applicable to the valuation process. These two expenses need to be deducted from the total.

             With the exception of the last two expenditures or depreciation and interest, all other listed expenses are appropriate to the plant, were based on observations noted within other plants currently owned and managed by Broin and Associates, and, again, the expenses listed in the average case scenario would tend to be more appropriate. Ideally, these expenditures should also be compared to direct or indirect market evidence as to ascertain their appropriateness and/or reasonableness. However, this information was not specifically provided, though Mr. Larry Ward of Broin & Associates made the assurance that these expenditures are entirely appropriate. Evidently, the stockholders of Northern Lights Ethanol, LLC had verified the expenses as being appropriate in their due diligence in determining the project's feasibility..

             Again, the expenses reported in the average case scenario are deemed to be most applicable. All expenses are appropriate with the exception that the depreciation and interest expense need to be deducted and a replacement allowance of $1 million needs to be added. Also, the $500,000 state cash incentive has to be noted. Based on the preceding, the average case scenario revenues and expenses are adjusted as follows:

                     PROFITABILITY PROJECTION - AVERAGE CASE

             A.    Revenue Sources
                   1.    Sales of Ethanol Fuel           $         *
                   2.    Sale of DDGS                              *
                   3.    State Incentive Payment                   *
                                                         -----------
                         Total                                         $        *
             B.    Expense Adjustments:
                   1.    Total                           $         *
                   2.    Expenses Not Applicable
                         a.   Depreciation               -         *
                         b.   Interest                   -         *
                   3.    Replacement Allowance           +         *
                                                         -----------
                   Adjusted Expense Total                              -          * -     *
                                                                       ------------   -----
             C.    Adjusted Net Income                                 $          * -     *
                                                                say,   $ 11,500,000

             This stabilized net income of $11.5 million is based on the "average case" scenario as it relates to projected income and expense. It is important to reference page 13 of the Business Plan as it summarizes the significant financial forecast assumptions. To paraphrase, the projections were based on the most appropriate data available plus the "MANAGEMENT'S JUDGEMENT BASED ON HISTORICAL AND PRESENT CIRCUMSTANCES OF THE MOST LIKELY SET OF CONDITIONS AND ITS MOST LIKELY COURSE OF ACTION." Simply, considerable confidence must be placed in the projections made by Broin and Associates as they are known experts in the industry. Based on the available information, the $11.5 million will be used as the first year stabilized net income.

             A five year pro forma was also prepared or the last four pages of the previously copied Business Plan excerpt. The five year projection was based on the assumption that annual production would increase from about 40 million gallons in the first year to * gallons in the fifth year or an increase of * over the total five years or about * annually. The unadjusted net profit is projected to increase about * over the five years or about * annually. The question now arises as to whether a single year net income conclusion or a series of probable net income increases should be utilized. The answer to this question then determines which of the two most common methods of capitalizing net income into a going concern market value would be utilized or

       DIRECT CAPITALIZATION and YIELD CAPITALIZATION, defined as follows:

       1. DIRECT CAPITALIZATION: A METHOD USED TO CONVERT AN ESTIMATE OF A SINGLE YEAR'S INCOME EXPECTANCY INTO AN INDICATION OF VALUE IN ONE DIRECT STEP--EITHER BY DIVIDING THE NET INCOME ESTIMATE BY AN APPROPRIATE INCOME RATE OR BY MULTIPLYING THE INCOME ESTIMATE BY AN APPROPRIATE FACTOR. (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, THIRD EDITION; 100)

       2. YIELD CAPITALIZATION: THE CAPITALIZATION METHOD USED TO CONVERT FUTURE BENEFITS INTO PRESENT VALUE BY DISCOUNTING EACH FUTURE BENEFIT AT AN APPROPRIATE YIELD RATE OR BY DEVELOPING AN OVERALL RATE THAT EXPLICITLY REFLECTS THE INVESTMENT'S INCOME PATTERN, VALUE CHANGE, AND YIELD RATE. (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, Third Edition; 398)

             Direct Capitalization is direct, easily understood, and is frequently used by most area buyers in the purchase of most property types. The net operating income (NOI) is simply divided by an overall rate (R(O)) resulting in a value indication (V). The net operating income
       (NOI) expectancy is frequently the anticipated income for the forthcoming income period. The NOI is then divided by an overall rate (OAR or R) which represents (1) the relationship between income and value observed in the market and/or (2) the annual rate of return necessary to attract investment capital. Direct Capitalization is normally applicable to stable levels of net operating income and is used by many buyers primarily concerned with value predicated on present income or income projected into the very near future. The major disadvantage of direct capitalization is that it does not recognize changing levels of income.

             Income changes in an ethanol fuel plant are not scheduled but, rather, they are subject to change in commodity prices, climatic conditions, management, etc. If a strong market exists for the property's products and good management is in place, all indications are that revenues should increase and, subsequently, net operating income should also increase. However, the reverse would be true if these same market conditions were to reverse. Therefore, the utilization of Yield Capitalization requires that ACCURATE estimations as to these changing market conditions anticipated over the course of ownership be made, an almost impossible task.

             Typically, most buyers of this particular property type would base their purchasing decision on actual income performance from present or immediate past operation with only minimal consideration given to forecasted income. Increased income beyond the date of sale generally results from new ownership and the operation from the buyer's perspective. Therefore, most weight would be afforded to the plant's "present" income producing capability. For these reasons, Yield Capitalization has the least reliability in this analysis. However, some weight will be afforded to the observation that a potential does exist for increased income when applying Direct Capitalization in developing an opinion of the subject property's going concern market value opinion.

             Again, the going concern market value (V) developed through application of Direct Capitalization is computed by dividing the net operating income (NOI) by an overall rate (OAR or R). An overall rate is an income rate as it expresses the relationship between one year's income and the corresponding capital value of a property. It may be more than, less than, or equal to the expected yield on the capital invested (normally the down payment when financing is involved), depending on projected changes in income and future value. This rate of return represents the annual rate of return necessary to attract investment capital for a particular property type. As paraphrased from THE APPRAISAL OF REAL ESTATE, Twelfth Edition as published by the Appraisal Institute on page 491, the rate of return is influenced by many factors including the degree of apparent risk, market expectations regarding future inflation, the prospective rates of return for alternative investments, the rates of return earned by comparable properties in the past, the availability of debt financing, and the prevailing tax law. Generally, higher overall rates are associated with less desirable properties and more attractive properties are associated with lower overall rates.

             Many accepted methods of deriving an overall rate are available but the two that will be utilized in this report are: (1) derivation from direct or indirect market evidence and (2) Band of Investment utilizing mortgage and equity components. The first method or deriving overall rates from direct market evidence results from locating "similar use" property sales and dividing their respective net operating incomes by the purchase price. Again, no similar property sales were available in this particular assignment. An alternative source of direct market evidence is made by referring to the adjacent REGIONAL MARKET INDICATORS SAMPLING chart. It indicates overall rates ranging from about 11%-19% for these property types located mostly in North and South Dakota. None of the property types are similar to the subject but, yet, the motel and convenience store categories reflect overall rates inclusive of the operation of an on-premise business. These two property types indicate overall rates ranging from about 12% to nearly 19%. The subject property's anticipated overall rate would be at least comparable to, if not in excess of even the highest overall rate of 19% as the perception of risk in operating an ethanol fuel plant is much greater than that found in motels or convenience stores.

             The second technique that will be used in the derivation of an overall capitalization rate is the "Band of Investment" analysis using mortgage and equity components. In this method, an overall capitalization rate (R(O)) is built up by mortgage and equity components. This method is based on the premise that investments are financed with the equity investor seeking to obtain the best available loan or mortgage terms in order to maximize the potential benefits of leverage. The analysis of an overall rate by the Band of Investment method develops a weighted average between the return on investment that is required to cover the mortgage portion and the return on the investment that is required to cover the equity portion.

             The Band of Investment method is comprised of mortgage and equity components, specifically, the mortgage constant derived from an interest rate, the equity dividend rate, and mortgage and equity positions. The mortgage constant for the selected mortgage interest rate is the component for the mortgage return; and the cash on cash return or spendable income, more commonly referred to as the equity dividend rate, is the latter component. The weights are percentages of the total investment represented by the initial equity investment. Therefore, the utilization of the Band of Investment method in developing a capitalization or overall rate requires the proper selection of a mortgage interest constant, loan-to-value ratio, and an equity dividend rate.

             The financial projections made in the borrower's aforementioned Business Plan had assumed debt repayment based on an interest rate of 9.5%, an amortization period of ten years, and a loan-to-cost ratio of 60%. The client's account representative or Mr. Carl Johnson, U.S. Bank Sioux Falls office, indicated that mortgage interest rates would undoubtedly approximate 8.25%-8.75% but, yet, would still be amortized only over ten years and a loan-to-value ratio not to exceed 75%. The comparatively shorter amortization period is required due to the considerable amount of non-real property items and business component within this particular property type. A representative of the local Wells Fargo bank also verified that the approximate terms currently quoted by the client would be consistent with their lending practices.

             For the purpose of this analysis, a mortgage constant will be computed using a loan-to-value ratio of 65%, amortized over 10 years, and a stabilized mortgage interest rate of 8.5%. The mortgage interest rate of 8.5% attempts to reflect a stabilized rate over the course of normal ownership and includes some provision for loan fees. At these terms, monthly payments are assumed. An annual mortgage constant of .1488 results utilizing these financing terms. (The actual computation of the mortgage constant is made using a financial calculator but the same results can be obtained through the use of financial tables.) The mortgage constant represents the return to the mortgage component within the Band of Investment Analysis.

             The second component requiring analytical consideration in development of the overall rate by the Band of Investment is the equity dividend rate (EDR) or the equity capitalization rate. The EQUITY DIVIDEND or EQUITY CAPITALIZATION RATE is defined as:

             "AN INCOME RATE THAT REFLECTS THE RELATIONSHIP BETWEEN A SINGLE YEAR'S PRE-TAX CASH FLOW EXPECTANCY AND THE EQUITY INVESTMENT." (Source: THE APPRAISAL OF REAL ESTATE, Eleventh Edition, published by the Appraisal Institute.)

       This rate is many times referred to in the real estate market as the CASH ON CASH RETURN or CASH FLOW RATE. Like the overall capitalization rate, the equity dividend rate (EDR) depends on projected changes in income, value, and amortization of a loan. A knowledgeable investor normally attempts to seek a return on invested equity at least comparable to the cost of the mortgage (mortgage interest rate). However, it was historically common for investors to invest with equity dividend rates below the cost of the mortgage or even have negative equity dividend returns. The tax benefits of real estate ownership prior to 1986 and also the continued inflationary trends of real estate more than offset the low equity return rate. The present investor now realizes that the equity dividend rate must provide an acceptable equity return.

             Ideally, equity dividend rates should also be extracted from direct market evidence. Again, no direct market evidence was available in which to extract an equity dividend rate. Alternatively, reference is again made to the previously referenced REGIONAL MARKET INDICATORS SAMPLING chart. With the exception of one EDR of 11.4%, the balance of the data indicates EDRs approximating 15%-21%. An equity dividend rate even in excess of this range would be anticipated because of the again perceived greater risk inherent in the operation of an ethanol fuel plant.

             Indications of more appropriate equity dividend rates were provided by ConAgra's 2001 Annual Report. The adjacent page highlights ConAgra's financial performance plus details some of their expectations. Over the last six years or through fiscal 2001, ConAgra's annual average return on common equity was 27.2% excluding "unusual items". The overall range was 24.3%-29.9%. The report also states that "ONE OF CONAGRA FOODS' KEY FINANCIAL OBJECTIVES OVER THE LONG TERM IS TO AVERAGE MORE THAN A 20% AFTER-TAX CASH EARNINGS RETURN ON YEAR-BEGINNING COMMON STOCKHOLDERS' EQUITY, AND TO EARN MORE THAN A 15% RETURN IN ANY GIVEN YEAR." Collectively, this agricultural industry leader is anticipating pre-tax equity dividend rates approximating 20%-30%.

             The anticipated equity return for a specialized ag-related industry is comparatively greater than that noted in more standard real estate investments. If ConAgra or an agricultural industry leader is anticipating 20%-30% OVERALL equity return, it is entirely probable that the subject property, as a single source specialty commodity, may have to anticipate an equity return approximating the upper end of this range. Thus, the available market data suggests that the subject property's anticipated equity dividend rate would approximate a range of 25% to 30%, especially if the property's probable value change over the course of ownership is considered. Specifically, the last component in the mortgage equity analysis to consider is the subject property's anticipated value change, if any, throughout the anticipated length of ownership. It stands to reason that, if a property is appreciating in value, the overall return to an investor is partially recaptured in the property appreciation. If a property is depreciating in value, added return is necessary to keep a desired investment goal. In the absence of sufficient market support to substantiate a probable change in this property's value, equity dividend rates of 25% and 30% will be used as the return to the equity funds within the Band of Investment Analysis.

             Based on the preceding, the Band of Investment development of an overall rate will use a mortgage constant based on an interest rate of 8.5% amortized over 10 years, a loan-to-value ratio of 65%, and equity dividend rates of 25% and 30%. The following computations apply these conclusions to the Band of Investment analysis, resulting in an overall rate range:

                                             Capital               Equity
              Component                      Portion      X         Rate       =       Weighted Rates
              ---------                      -------                ----               --------------
          1.  Mortgage Loan                    .65                  .1488           .0967          .0967
          2.  Equity Funds
              a. Equity Div. Rate - 25%        .35        X         .2500           .0875
                                                                                    -----
              b. Equity Div. Rate - 30%        .35        X         .3000                          .1050
                                                                                                   -----
              Indicated Overall Rate                                                .1842          .2017
                                                                              say,   18.5%            20%

             The two sources used in deriving an applicable overall rate resulted in the following conclusions:

                  1.  Indirect Market Evidence -        In excess of 12%-19%
                  2.  Band of Investment -              18.5%-20%

             Most consideration has to be afforded to the overall rate range developed by the Band of Investment analysis. Specifically, the indirect market evidence simply does not have true similarity. The Band of Investment indicated an overall rate range of about 18.5% to 20%. An overall rate at or near the upper end of this range would be anticipated as to reflect that the net income is generated by a highly specialized business operation, the comparatively higher non-liquidity in this type of investment, the considerable dependence on management, the uncertainty in the farm commodity prices, etc. For the purpose of this analysis, an overall rate of 20.0% is selected and applied to the subject property's estimated net income of $11,500,000 as follows:

             1.  Estimated Net Income                      $    11,500,000

             2.  Capitalized at 20%:                        DIVIDED BY .20
                                                            --------------

             As-Complete Going Concern Market Value
             Indication by Income Capitalization Approach  $    57,500,000

             (As a footnote, the previous conversion of the ground rent into a market value indication used overall rates of 6% and 9%. The overall rate applicable to ONLY the site would be far less than the property's 20% overall rate as the 20% overall rate includes a return to the site, the improvements, and the non-real property components. For this reason, the selected land overall rates of 6% and 9.0% were deemed applicable.)

N.     RECONCILIATION

       The final step in the appraisal process is termed RECONCILIATION; it is defined as:

       "THE LAST PHASE OF ANY VALUATION ASSIGNMENT IN WHICH TWO OR MORE VALUE INDICATIONS DERIVED FROM MARKET DATA ARE RESOLVED INTO A FINAL VALUE ESTIMATE, WHICH MAY BE EITHER A FINAL RANGE OF VALUE OR A SINGLE POINT ESTIMATE." (The Appraisal Institute, Dictionary of Real Estate Appraisal, Third Edition; 296)

             The primary appraisal objective was to formulate an opinion of the subject property's PROSPECTIVE AS-COMPLETE LEASEHOLD GOING CONCERN MARKET VALUE, as of November 1, 2002, or the date the proposed subject improvements are scheduled to be completed. The most appropriate appraisal process available to develop this value opinion is to first develop an opinion of the subject property's as-complete going concern market value assuming FEE SIMPLE ownership existed. The entire previous valuation analysis addresses the subject property's fee simple ownership interest or an ownership interest that first disregards the underlying land lease. Application of the two applicable valuation techniques used in addressing the subject property's going concern market value resulted in the following:

                  Cost Approach                              $ 48,825,000
                  Income Capitalization Approach             $ 57,500,000

             Theoretically, these two valuation techniques used in developing the going concern market value should result in identical value conclusions. As a practical matter, the results are virtually never identical since the marketplace does not operate in a perfect environment. Reconciliation of the value indications is, therefore, necessary in order to formulate the subject property's final going concern market value conclusion.

             In this particular assignment, considerable weight is afforded to the market value indication developed through the Cost Approach. When complete, the subject improvements will be new and the proposed use or that of an ethanol fuel plant was found to substantially represent the site's highest and best use. As such, sufficient market should exist to substantiate the majority of the replacement cost due to the basic underlying principal of substitution. To repeat, a prudent buyer would pay no more for a property than the cost to acquire a similar site and construct improvements of equivalent desirability and utility without undue delay. As detailed, the completed improvements will be state-of-the-art and, if placed into the open market when complete, the property would have exceptionally good characteristics. The market value developed through application of the Cost Approach has good reliability because of the underlying support as it relates to the predominant component or that of the improvement's replacement cost. Furthermore, the application of the Income Capitalization Approach definitely supported the replacement cost.

             The completed subject property's primary market appeal will be created by its income characteristics; a factor given primary concern in the marketability of a profitable ethanol fuel plant. If placed into the open market, it is possible that most buyers would consider ONLY the property's income producing characteristics. Thus, the subject property's revenue and expense potential is a vital component in this valuation analysis. For these reasons, considerable weight is also given to the going concern market value as indicated by the Income Capitalization Approach.

             The two major components within this valuation technique or (1) the net operating income estimate and (2) the selected overall capitalization rate required a careful analysis of the subject property's anticipated business operation and the resulting marketplace anticipations. The net operating income was based entirely on projections made by the owner/borrower through Broin & Associates. The net income resulted from what was considered to be an "average case" scenario but most all components had reasonably good market support. The resulting net operating income was then capitalized into a going concern market value using direct capitalization or through use of an overall rate. The overall rate had to consider that the completed plant has the potential for increased future revenues but, yet, the associated risk with purchasing this property type also had to be incorporated. Collectively, the resulting going concern market value indication developed by the Income Capitalization Approach was deemed reliable though it exceeded the indication through application of the Cost Approach.

             The final element of consideration required for a properly developed going concern market value relates to REASONABLE EXPOSURE TIME, defined as:

             "THE ESTIMATED LENGTH OF TIME THE PROPERTY INTEREST BEING APPRAISED WOULD HAVE BEEN OFFERED ON THE MARKET PRIOR TO THE HYPOTHETICAL CONSUMMATION OF A SALE AT MARKET VALUE ON THE EFFECTIVE DATE OF THE APPRAISAL; A RETROSPECTIVE OPINION BASED UPON AN ANALYSIS OF PAST EVENTS ASSUMING A COMPETITIVE AND OPEN MARKET.

             (Source: Statement 6 of the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP), adopted on September 16, 1992.)

             The fact that exposure time is always presumed to occur PRIOR to the appraisal's effective date is substantiated by related facts in the appraisal process or supply and demand conditions, use of current cost information, the analysis of historical sales (the sales sold AFTER reasonable exposure and after completion of negotiations between the seller and buyer), and/or the analysis of future income expectancy. Exposure time is different for various property types and under various market conditions. This concept of reasonable exposure time encompasses not only adequate, sufficient, and reasonable TIME but also adequate, sufficient, and reasonable EFFORT. Likewise, the reasonable exposure period is a function of price, time, and use; it is not an isolated opinion of time alone. (Much of the previous paragraph was paraphrased from page 83 of the USPAP 2001 Edition relating to Statement 6.) Therefore, several other elements to the concept of reasonable exposure time are implied in the definition or:

             1. THE PROPERTY IS ACTIVELY EXPOSED AND AGGRESSIVELY MARKETED TO POTENTIAL PURCHASERS THROUGH MARKETING CHANNELS COMMONLY USED BY BUYERS AND SELLERS OF SIMILAR TYPE PROPERTIES.

             2. THE PROPERTY IS OFFERED AT A PRICE REFLECTING THE MOST PROBABLE MARKUP OVER MARKET VALUE USED BY SELLER OF SIMILAR TYPE PROPERTIES.

             3. A SALE IS CONSUMMATED UNDER TERMS AND CONDITIONS OF THE DEFINITION OF MARKET VALUE AS USED WITHIN THIS REPORT.

                  (Appraisal Institute, THE APPRAISAL JOURNAL; "User-Friendly Appraisal Reports", October 1992)

             The estimate of reasonable exposure time is normally based on one or more of the following: (1) published statistical information, (2) information gathered through sales verification, and (3) interviews of market participants. In this particular assignment, only indirect market evidence and input provided by market participants provided some indication as to probable exposure time.

             The previously referenced REGIONAL MARKET INDICATORS SAMPLING chart indicated exposure times ranging from about two months to one year. Most standard property types will market within one year if competitively priced. This particular property type or that of an operating ethanol fuel plant is not a standard property type. Most market participants interviewed in this assignment indicated that, if even competitively priced, an exposure time exceeding one year would have to anticipated because of the limited number of available or even interested buyers. An exposure time of one to two years should be sufficient to adequately expose the property to a regional or even national level with every attempt made to achieve optimum value. Based on these market observations, a reasonable exposure time or the time needed to market the property preceding the appraisal's effective date is estimated at one-two years.

             In summary, the two valuation techniques used in developing the subject property's as-complete fee simple going concern market value resulted in a range of $48,825,000 (as developed by the Cost Approach) to $57,500,000 (as developed by the Income Capitalization Approach). The going concern market value as developed by the Income Capitalization Approach or $57,500,000 needs to be somewhat tempered by the realization that even small fluctuations in any of the commodity prices or expenditures could have a major impact on the property's profitability. In theory, the selection of an overall rate should have incorporated this potential risk. In reality, measuring this risk perception is difficult because of the simple lack of truly market supported overall rates. For this primary reason, most consideration is afforded to the going concern market value as developed by the Cost Approach. Based on this analysis and considering the subject property's characteristics relative to its particular market segment, its as-complete fee simple going concern market value, as of November 1, 2002, is projected to be:

                              FIFTY MILLION DOLLARS
                                  ($50,000,000)

             The as-complete going concern market value conclusion for the "Northern Lights Ethanol Fuel Plant" includes the contributory value of the (1) real property (site and improvements) AND (2) the contributory value of the non-real property items or furniture, fixtures, and equipment (FF&E), personal property, trade fixtures, and all other intangible items required in the complete operation of an ethanol plant. Again, this GOING-CONCERN VALUE, defined as "THE VALUE CREATED BY A PROVEN PROPERTY OPERATION; CONSIDERED AS A SEPARATE ENTITY TO BE VALUED WITH A SPECIFIC BUSINESS

       ESTABLISHMENT." (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, THIRD Edition; 160). In this particular property, a going-concern component will definitely exist as management will be an integral part of the property's future profitability, and, in its simplest form, the value of an ethanol fuel plant property exists only after the assemblage of the site, improvements, labor, equipment, and marketing. This assemblage creates an economically viable business that is expected to continue.

             Standards Rule 1-2 (e) of the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP) states that the appraisal must "IDENTIFY AND CONSIDER THE EFFECT ON VALUE OF ANY PERSONAL PROPERTY, TRADE FIXTURES, OR OTHER INTANGIBLE ITEMS THAT ARE NOT REAL PROPERTY BUT ARE INCLUDED IN THE APPRAISAL". Therefore, an attempt should be made to identify the contributory value of all non-real property items. Accurately allocating the non-real property items from the concluded going concern market value is a controversial topic as it is difficult to determine EXACTLY at which point the income attributable to the business stops and the income attributable to the real estate begins. Even so, this allocation process will be addressed as to comply with USPAP.

             Actual direct market support would provide the most reliable indication of the contributory value of the non-real property items. The amount of non-real property items to include the intangibles relating to the completed subject property's going concern component would be comparatively more than most standard property types as it includes a significant amount of processing equipment. The adjacent page is the last page of the previously referenced cost summary entitled "Contract Schedule of Values, Project Estimate" in which the components deemed primarily fixtures and equipment have been highlighted. The highlighted items on the left column total nearly $19 million. Additionally, a large percentage of at least three other cost components would have some costs allocated to non-real property items or (1) other construction costs, (2) excise tax, and (3) owner's project costs. These three line items have simply been divided in half with the total being $5,880,396. Adding this amount to the total for the itemized non-real property items of $18,977,208 indicates a non-real property component cost estimate of $24,877,640 or nearly 51% of the total cost.

             Understandably, some of the equipment may be deemed permanent fixtures but yet the non-real property component would still be significant. More importantly, the amount of the total going concern market value attributable to an economically viable business is as important as the processing equipment. In the absence of more definitive market support, the contributory value of the completed subject property's non-real property items/going concern component is estimated at 40% of the total or $20,000,000 ($50,000,000 x 40%).

             Based on this market analysis, the following allocation of the subject property's concluded prospective as-complete and stabilized fee simple going concern market value is made:

             1.  Real Property (Site and Improvements)                                  $30,000,000 -  60.0%

             2.  Non-Real Property Items to include Going-Concern
                 (FF&E, personal property, etc.)                                         20,000,000 -  40.0%
                                                                                        -----------    ----

                 Total Concluded As-Complete
                 Going Concern Market Value                                             $50,000,000 - 100.0%

       Again, these are value allocations. They do NOT represent individual market value conclusions for each component but, rather, their estimated contributory value to the total fee simple as-complete going concern market value.

O.     LEASEHOLD ESTATE VALUATION

             The previous analysis developed an opinion of the subject property's FEE SIMPLE market value that assumed complete ownership in both the site and improvements. However, the owner/ borrower or Northern Lights Ethanol, LLC leases the underlying site. The right of use or interest possessed by the tenant is commonly known as LEASEHOLD INTEREST, defined as:

             "THE INTEREST HELD BY THE LESSEE (THE TENANT OR RENTER) THROUGH A LEASE CONVEYING THE RIGHTS OF USE AND OCCUPANCY FOR A STATED TERM UNDER CERTAIN CONDITIONS." (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, 3rd Edition; 204)

             Leasehold estate interest implies that, when a lease is transmitted, a tenant usually acquires the rights to possess the property (in this case, the site only) for the lease period, to sublease the property if desired, and/or improve the leased property under the restrictions specified in the lease. In return, the tenant is obligated to pay rent, surrender possession of the property at the termination of the lease, remove any improvements the lessee has modified or constructed if specified, and abide by the lease provisions. The property owner or landlord (Big Stone-Grant Industrial Development and Transportation, L.L.C., simply referenced as Big Stone-Grant Industrial) limited rights in this site will eventually be restored to fee simple ownership in the event that the existing land lease expires or is terminated. For the interim, however, the site owner's or Big Stone-Grant Industrial Development rights for use of the site are something less than "absolute" due to the presence of the site lease. As such, their encumbered ownership in the site is referred to as the LEASED FEE ESTATE or ownership, defined as:

             "AN OWNERSHIP INTEREST HELD BY A LANDLORD WITH THE RIGHT OF USE AND OCCUPANCY CONVEYED BY LEASE TO OTHERS. THE RIGHTS OF THE LESSOR (THE LEASED FEE OWNER) AND THE LEASED FEE ARE SPECIFIED BY CONTRACT TERMS CONTAINED WITHIN THE LEASE." (Appraisal Institute, DICTIONARY OF REAL ESTATE APPRAISAL, 3rd Edition; 204)

             When considered separately, the interests of "leasehold estate" and "leased fee estate" are each readily identified as separate property interests that are something less than the absolute ownership known as "fee simple estate". Leasehold estate and leased fee estate are fractional interests of the property's fee simple estate. The sum of these two fractional interests represents the property's complete fee simple estate or ownership rights or:

                          A% Leased Fee Estate (Landlord's position)
                     +    B% LEASEHOLD ESTATE  (Tenant's position)

                     =    100% Fee Simple Estate (Absolute Interest)

             Based on the previous discussion, the sum of (1) the leased fee estate or Big Stone-Grant Industrial Development's ownership interest in the underlying site plus (2) Northern Lights Ethanol's leasehold estate or the ownership interest in the completed improvements equals the property's 100% fee simple estate (previously concluded at $50,000,000). The balance of this discussion then needs to address the matter of formulating an opinion of the market value of one of the partial interests, deducting this value from the property's previously concluded fee simple market value estate or $50,000,000, and the result would be the market value of the remaining partial interest. In this particular appraisal, the previous valuation analysis has already addressed the estimated market value of the underlying site; it was concluded to be $25,000.

             A leasehold estate or the tenant's interest (Northern Lights Ethanol) in the underlying leased subject site is said to be marketable when (1) contract rent is measurably LESS than market rent and/or (2) the contract or lease term is of such duration that it would be economically feasible to assume the lease. If contract rent is less than market rent, a potential incentive exists for a prospective assignee to pay a sum to acquire the right to occupy the leased space (right to continue to lease the underlying site) at rent that is below prevailing market levels. Logically, the market value of a leasehold interest would be represented by the price of the contract (actual) rent plus a value enhancement recognized by the market. The sum of the two components cannot exceed market rent since a prudent tenant would not pay an amount in excess of market rent to occupy space if comparable space could be obtained elsewhere for less within a reasonable period of time (principle of substitution).

             Reference is made to pages 58 and 59 in which the current "Ground Lease Agreement" is detailed. As noted, the average annual ground rent throughout the 99-year lease term will approximate $4,000. At this rent, the tenant would be responsible for paying all expenses relating to the site.

             The initial thought in developing the tenant's or Northern Lights Ethanol's leasehold interest is simply to subtract the land lease payment from the net operating income and capitalize the result into a market value estimate. However, this methodology would apply only IF the land

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                                                                             107

       lease approximated market. The prior lease analysis had capitalized this average annual net rent of $4,000 into a market value estimate using overall rates of 6% and 9%. The resulting market value estimate of about $44,000 to $67,000 or $1,200 to $1,800/acre far exceeds the concluded fee simple market value of about $25,000 or about $683/acre. Thus, the underlying site is rented above what is deemed to be market levels. Even so, the tenant would have no marketable interest in the underlying land lease as the rent exceeds market but, more significantly, the contributory value of the site is negligible. Simply, a site having a contributory value of $25,000 or, even say $67,000, is insignificant when compared to the property's overall value conclusion of $50,000,000. For these reasons, the initial opinion of the leasehold estate's market value of the subject improvements is deemed to be comparable to the fee simple market value.

             The concern now relates to whether the market would discount the PROPERTY'S fee simple market value estimate of $50,000,000 for the market perception of purchasing improvements located on a leased site. Specifically, market perception of purchasing most standard or non-institutional improvements located on a leased site normally tends to be something more than simply deducting the site's value. This market observation has been confirmed numerous times over the years with individuals involved in the ownership, property management, and/or sale of income producing properties located in the upper midwest. However, this particular improvement type or that of a large ethanol fuel processing plant would appeal to more institutional type users or, in other words, more sophisticated users and, ultimately, more sophisticated or institutional buyers/investors. Land leases are not unusual in the institutional market, especially if the land leases are relatively straightforward, are long term, and the lease terms approximate market. In this particular instance, all these conditions exist. For these reasons, no measurable discount would result in attempting to market this leasehold interest. Based on the results of this appraisal investigation and analysis, the going concern market value of the as-complete subject improvement's leasehold estate, as of November 1, 2002, is projected to be:

                              FIFTY MILLION DOLLARS
                                  ($50,000,000)

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                                                                             108

             III. OBJECTIVE #2-"AS-IS" LEASEHOLD MARKET VALUE ANALYSIS

A.     APPRAISAL OBJECTIVE:

             The previous appraisal objectives were based on the assumption that the subject improvements would be a completed 40 million gallon ethanol fuel plant. The client also specified that one last appraisal objective be provided or that of developing an opinion of the subject property's "as-is" fee simple going concern market value as of the appraisal inspection date or September 17, 2001. As previously detailed, a value based on the property's as-is condition "RELATES TO WHAT PHYSICALLY EXISTS AND IS LEGALLY PERMISSIBLE AND EXCLUDES ALL ASSUMPTIONS CONCERNING HYPOTHETICAL MARKET CONDITIONS...". Therefore, this last appraisal objective is to develop an opinion of the subject property's as-is fee simple going concern market value as of the appraisal inspection date or September 17, 2001, or that of a partially completed ethanol fuel plant.

B.     SCOPE:

             The majority of the preceding appraisal process relative to definitions, assumptions, appraisal's intended use, ownership rights, city/market and neighborhood descriptions, the site description, and highest and best use analysis would still be applicable. The following analysis will, therefore, begin with the improvement's description in their AS-IS condition and conclude with the development of market value.

C.     DESCRIPTION OF IMPROVEMENTS:

             In its as-is condition, approximately 25% of the project was complete. Briefly, the site had been graded, most underground utilities installed, considerable amount of poured concrete installed, some of the storage tanks erected, and other miscellaneous improvements completed.

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                                                                             109

D.     VALUATION PROCESS:

             Ideally, an attempt should be made to assemble sales of ethanol plants in a similar state of completion or that as found in the subject property on September 17, 2001. Again, the improvements were approximately 25% complete. In reality, such market data simply does not exist. For this reason, development of the subject property's as-is market value can only be based only on a simple logical interpretation.

             The subject property's previously concluded market value assuming completion of the subject improvements was $50,000,000 with the underlying site having no measurable or contributory value. If the improvements were 25% complete, the preliminary indication of the improvements' contributory value in their as-is condition would approximate $12,500,000 ($50,000,000 x 25%).

             Another factor needs to be considered prior to concluding to the subject property's final as-is market value. A degree of negative market perception may be created if the subject property owner were unable to complete the improvements and another developer/owner had to be secured. Undoubtedly, the new buyer would incur additional expenditures to complete the improvements and, therefore, the existing improvements would be worth something less to a different developer or buyer. Additionally, the buyer of the incomplete subject improvements would be entitled to some entrepreneurial return for the effort and time expended to coordinate completion of the improvements. Market support for this entrepreneurial effort is virtually impossible to obtain. However, the as-is market value would undoubtedly be something less than simply 25% of the improvement's contributory value. Based on this analysis and assuming an exposure time of about one year, the subject property's as-is fee simple market value, as of September 17, 2001, is concluded at:

                              "TEN MILLION DOLLARS"
                                  ($10,000,000)

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                                                                             110

                               IV. MARKETING TIME

             The client has also requested that an estimate of MARKETING TIME be provided, defined as:

             "AN OPINION OF THE AMOUNT OF TIME IT WOULD TAKE TO SELL A REAL OR PERSONAL PROPERTY INTEREST AT THE CONCLUDED MARKET VALUE LEVEL DURING THE PERIOD IMMEDIATELY AFTER THE EFFECTIVE DATE OF AN APPRAISAL."

             (Source: Advisory Opinion-7, UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP), adopted September 16, 1992, and last revised on September 15, 1999).

       A normal marketing time assumes a sale AFTER the appraisal's effective date and is normally anticipated by most lenders. (The client is a lender in this particular appraisal.) Lenders are concerned about their interest in the identified real estate even after the loan is secured. The development of a marketing time estimate uses much of the same methodology and sources referenced in developing the previous reasonable exposure time estimate. Likewise, it is a function of price, time, use, and anticipated market conditions.

             It is possible that a particular property's market value(s) could change during a specified marketing time as any significant change in economic conditions through the estimated marketing time could impact the property's ultimate future value(s). It may be inappropriate to assume that a particular property's market value(s) will simply remain stable during the marketing period/time. Therefore, it is technically incorrect for the appraisal's user to carry the current market value estimate(s) forward to the end of a concluded marketing period and simply "discount" the value(s) back to the present.

             The assembled market sources used in previously estimating the subject's one-two year exposure time indicate that an appropriate marketing time would also approximate one-two years. No market evidence exists to suggest that the subject property's market value would change measurably as it relates to the local or even regional ethanol fuel plant market within this one-two year time frame. Thus, this particular market segment should sustain the subject property's previously concluded market values through the one-two year estimated marketing time.

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                                                                             111

                                  A D D E N D A

    [U.S. Bank Assignment Letter and U.S. Bank Commercial Appraisal Reporting
                           Guidelines - Pages 112-122]

       [Section 1102. "CI" Commercial/Industrial District - Pages 123-124]

                                 QUALIFICATIONS
                              JOSEPH J. IBACH, MAI

EDUCATION
                 APPRAISAL INSTITUTE - Successfully Completed Courses
1976-Present     Course 410 & 420 STANDARDS OF PROFESSIONAL PRACTICE August 1996
                 Course 110, FACULTY TRAINING WORKSHOP, October 1994
                 Course 1B-A, CAPITALIZATION THEORY & TECHNIQUES, PART A, June 1988
                 Course 1B-B, CAPITALIZATION THEORY & TECHNIQUES, PART B, June 1988
                 Course 1A1, REAL ESTATE APPRAISAL PRINCIPALS, July 1987
                 Course 1A2, BASIC VALUATION PROCEDURES, July 1987
                 Course 2-1, CASE STUDIES IN REAL ESTATE VALUATION, January 1982
                 Course 2-2, VALUATION ANALYSIS & REPORT WRITING, January 1982
                 Course 3, RURAL VALUATION, September 1979 SREA
                 Course 201, PRINCIPALS OF INCOME PROPERTY APPRAISING, November 1976
1971-1975        Dickinson State College, Dickinson, North Dakota
                 B.A. Degree, Business Administration
                 B.S. Degree, Secondary Education
1967-1971        Linton Public High School, Linton, North Dakota

SEMINARS
                 UNDERWRITING RURAL PROPERTIES/RURAL APPRAISALS, July 2000, Sponsored by FannieMae (2 hrs.)
1996-Present     REAL ESTATE TRENDS-2000, GENERAL & COMMERCIAL SESSIONS, June 2000,
                 Sponsored by Minnesota Chapter of the  Appraisal Institute (8 hrs.)
                 APPRAISAL OF UNIQUE PROPERTIES AND SUPPORTING ADJUSTMENTS, May
                 2000, Sponsored by ND R.E. Appraisal Board (8 hrs.)
                 THE FHA & THE APPRAISAL PROCESS, September 1999, Sponsored by
                 ND R.E. Appraisal Board (8 hrs.)
                 STANDARDS OF PROFESSIONAL PRACTICE, June 1999, Sponsored by
                 Appraisal Institute (16 hrs.)
                 SUPPORTING SALES COMPARISON GRID ADJUSTMENTS, December 1998,
                 Sponsored by Appraisal Institute (7 hrs.)
                 TIPS & TECHNIQUES FOR PERFORMING APPRAISAL REVIEWS, July 1998,
                 Sponsored by ND R.E. Appraisal Board (7.5 hrs.)
                 Small Hotel/motel Valuation, May 1998, Sponsored by Appraisal
                 Institute (7.5 hrs.)
                 LITIGATION SKILLS FOR THE APPRAISER, January 1998, Sponsored by
                 Appraisal Institute (7 hrs.)
                 HIGHEST & BEST USE APPLICATION, November 1997, Sponsored by
                 Appraisal Institute (7 hrs.)
                 ROBO-APPRAISER '97, August 1997, Sponsored by Pro Source (7.5
                 hrs.)
                 USPAP STANDARDS & ETHICS UPDATE, AUGUST 1997, Sponsored by Pro
                 Source (7.5 hrs.)
                 STANDARDS OF PROFESSIONAL PRACTICE PARTS A & B, August 1996,
                 Sponsored by Appraisal Institute (27 hrs.)
                 HOTEL/MOTEL VALUATION, April 1996, Sponsored by Appraisal
                 Institute (7 hrs.)
                 BUSINESS/VALUATION SEMINAR - PARTS I & II, February 1996,
                 Sponsored by Appraisal Institute (14 hrs.)

WORK EXPERIENCE
1982-Present     Dakota Appraisal & Consulting, Ltd., Bismarck, North Dakota; Owner/President.
1977-1982        Ray Reilly Appraisal Consultants, Inc., Grand Forks, North Dakota
                 Fee Appraiser on a wide variety of appraisal assignments
1975-1977        Gate City Savings and Loan Association, Bismarck, North Dakota
                 Staff Appraiser responsible for all residential and commercial appraising and the supervision of construction loans.

TEACHING EXPERIENCE
1991             Education Program - State Licensed & Certified Courses
                         1. FOUNDATIONS OF REAL ESTATE APPRAISAL
                         2. APPRAISING THE SINGLE FAMILY RESIDENCE
1987             Institute of Financial Education, Instructor for "Residential Appraising" course
1985-Present     Graduate Realtors Institute, Instructor for residential appraisal courses
1981-1982        University of North Dakota, Grand Forks, North Dakota; Instructor of Department of
                 Correspondence Study; Guest Lecturer for real estate related courses
                 University of Minnesota Technical College, Crookston, Minnesota; Instructor for a
                 three-part real estate course on Real Estate Appraising.

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                                                                             126

STATE            North Dakota CG#1009, South Dakota #324CG-2001R, Minnesota #4001062, Montana #241,
CERTIFICATIONS   & Wyoming #420.

PROFESSIONAL     *Member Appraisal Institute (MAI) as sponsored by the Appraisal Institute
MEMBERSHIPS      *President of North Dakota Real Estate Appraiser Qualification and Ethics Board, 1996 to
                 present. (Board member since 1993)
                 *Federal Housing Administration (FHA) approved appraiser
                 *Realtor Member of the Bismarck-Mandan Board of Realtors
                 American Society of Farm Managers & Rural Appraisers

COURT            Certified as expert witness in Walsh, Emmons, Burleigh and Mercer County District Courts and
TESTIMONY        U. S. District Bankruptcy Court in Fargo, Bismarck, and Minot, ND

PARTIAL LIST OF MAJOR CLIENTS SERVED

FINANCIAL INSTITUTIONS:

American National Bank, Bank America Mortgage, Bank Center One, Bank of North Dakota, BNC National Bank, Bremer Bank, Dakota Community Bank, Farm Credit Services, First American Bank West, First International Bank, First Southwest Bank, First Western Bank & Trust, Gate City Federal Savings Bank, Imperial Thrift & Loan Assoc. (Glendale, CA),), Ocwen Federal Bank (West Palm Beach, FL), Ramsey National Bank & Trust Co., Security State Bank (Linton, ND), Stearns Bank (St. Cloud, MN), State Bank of-Fargo, Superior Bank (Rosemont, IL), U.S. Bank National Association, Wells Fargo Bank, Yellowstone Bank.

GOVERNMENT AGENCIES:
City of Bismarck, Emmons County, Federal Deposit Insurance Corporation
(FDIC), General Services Administration (GSA), M.D. Department of Transportation, N.D. Public Service Commission, Oliver County, N.D. State Land Department, N.D. State Water Commission, University of North Dakota, U.S. Army Corps of Engineers, U.S. Bureau of Reclamation, U.S. Department of Agriculture, U.S. National Park Service, Veterans Administration.

EMPLOYEE RELOCATION COMPANIES:
Americorp Relocation, Cendant Mobility Relocation, Coldwell Banker Relocation Management Services Inc., Corporate Transfer Service,
Equitable Relocation Management Corp., Homequity, PHH Relocation,
Prudential Relocation, WHR Group, Inc.

APPRAISAL MANAGEMENT COMPANIES:
Appraisal Management Company, ATM Corporation, CLT Appraisal Services, DiTech, General American Corporation, LandAmerica OneStop,.

BUSINESSES/CORPORATIONS:
Advanta Mortgage, Alliance Pipeline Co., Basin Electric Power Cooperative, Brutger Equities, Burlington Northern/Santa Fe Railroad, Cities Service Company, Cloverdale Foods Company, Diamond Shamrock, Dougherty Funding, Falkirk Mining, FannieMae, FreddieMac, G.E. Assurance Holdings, Inc., Glaser Financial, GreenTree Mortgage, Minnkota Power Cooperative, North American Coal, North Central Food Systems, Inc., St. Alexius Medical Center, Super Valu Stores, Inc., Tharaldson Enterprises, The Nature Conservancy, United Power Cooperative, Venture Mortgage, and numerous realty firms, law firms, and private clients.

TYPES OF ASSIGNMENTS

1. Residential: Single family & multi-family, condominium units & projects, townhouse units & projects.
2. Commercial: Motels/hotels, resorts, medical clinics, office buildings, retail/commercial buildings, automobile dealerships, grain elevators, industrial buildings, restaurants, manufactured housing parks, financial institution buildings, gas stations, convenience stores, truck stops, warehouses, etc.
3.    Land: Residential, commercial, industrial, farms, ranches.
4. Other Condemnation (representing property owners and condemning agencies), rent analysis, informational studies, feasibility studies.

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                                                                             125

                   [North Dakota Real Estate Appraiser Permit]

                  [South Dakota Real Estate Appraiser License]